FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Press Release regarding January – March 2019 Results

2	January – March 2019 Financial Report

3	January – March 2019 Earnings Presentation

4	Business Performance Results Summary (1Q2019 v 1Q2018)

Item 1

Santander earns €1,840 million in attributable profit for the first quarter of 2019

Profit before tax increased by 3% in constant euros to €3,684 million

Madrid, 30 April 2019 - PRESS RELEASE

∎	Attributable profit fell by 10% year-on-year after a net charge of €108 million relating to restructuring costs in UK and Poland, asset sales and disposals.

∎

Underlying business trends were solid in the quarter, with net interest income increasing by 3% to €8,682 million, and expenses falling by 2% in real terms. Lending and customer funds increased by 4% and 5% respectively year-on-year in constant euros (i.e. excluding the impact of FX).

∎

The number of customers using Santander as their primary bank continued to grow, with loyal customers increasing by 1.8 million year-on-year to 20.2 million. In total the Group now serves 144 million customers, more than any bank in Europe and the Americas.

∎

Digital adoption also continued to accelerate, with 33.9 million customers now using digital services (+6.5 million year-on-year). This has helped the bank maintain a top-three position for customer satisfaction in seven of its main countries.

∎

Credit quality improved further, with the non-performing loan ratio falling by 40 basis points (bps) to 3.62% year-on-year and loan-loss provisions reducing by 5% to €2,172 million. Cost of credit was seven basis points lower year-on-year at 0.97%, the lowest level since 2008.

∎

These positive trends were offset, however, by a fall in market related revenues; an adjustment for high inflation in Argentina; and the adoption of IFRS 16. As a result, underlying profit fell by 2% year-on-year in constant euros to €1,948 million.

∎	Strong organic capital generation in the quarter (+20 bps) partially offset the regulatory impacts, allowing the Group to maintain a CET1 capital ratio of 11.25%.

∎

The Group remains among the most profitable and efficient banks in its peer group, with a statutory return on tangible equity (RoTE) of 11.2%, and a cost-to-income ratio of 47.6%. Tangible net asset value per share increased by 3% during the quarter to €4.30.

Banco Santander Group Executive Chairman, Ana Botín, said:

“The number of loyal and digital customers increased by 1.8 million and 6.5 million respectively since Q1 2018, helping to increase customer revenues during the first quarter of this year, while credit quality and costs performed well.

“Underlying profit has increased in seven of our ten core markets, with the US our fastest growing market again, increasing attributable profit by 46% year-on-year, while Brazil and Mexico are maintaining the positive momentum established in recent years. This has been achieved despite a difficult operating environment, particularly in the UK and Europe.

Corporate Communications	1
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

“The bottom line was impacted by restructuring charges and assets sales, however, we have continued to deliver strong organic capital generation while increasing shareholder value, growing TNAV per share by 3% in the quarter.

“Looking forward, we continue to invest in digital transformation, which together with our unique geographic footprint creates significant opportunities for profitable growth. We are confident we will achieve our medium-term targets, including a RoTE of 13-15%.”

Results Summary (Q119 v Q118)

	Q119 (m)	Q119 v Q118	Q119 v Q118 (EX FX)

Total income	€12,085	-1%	+2%

Operating expenses	-€5,758	0%	+2%

Net operating income	€6,327	-1%	+1%

Net loan-loss provisions	€2,172	-5%	-4%

Profit before tax	€3,684	0%	+3%

Tax	-€1,326	+4%	+7%

Underlying profit	€1,948	-5%	-2%

Net capital gains and provisions	-€108	-	-

Attributable Profit	€1,840	-10%	-8%

The Group’s achieved an attributable profit of €1,840 million during the first quarter of 2019, down 10% year-on-year (-8% in constant euros) after the Group incurred a net charge of €108 million relating to asset sales and restructuring. The charge reflected a €150 million gain from the sale of 51% of the Group’s stake in Prisma in Argentina, offset by a €180 million loss from the sale of a portfolio of residential properties in Spain and a €78 million charge relating to restructuring costs in the UK and Poland.

During the quarter the bank saw solid customer trends, with net interest income increasing by 3% year-on-year (+5% in constant euros) and lending and funds increasing by 4% and 5% respectively over the same period in constant euros. The number of loyal customers (customer using Santander as their primary bank) has increased by 1.8 million since Q1 2018, while total customers have increased by five million to 144 million over the same period.

These positive trends were offset, however, by a fall in market related revenues, an adjustment for high inflation in Argentina, and the impact of IFRS 16 (which changed the accounting treatment for sale and lease-backs), as well as a 7% increase in taxes in constant euros. As a result, underlying profit fell by 2% year-on-year in constant euros to €1,948 million, while profit before tax increased by 3%, also in constant euros.

Adoption of digital products and services continued to accelerate in the quarter, with the number of digital customers increasing by 24% year-on-year to 33.9 million. Openbank, the largest full service digital bank in Europe by assets, began testing in Germany during the quarter and plans to launch in the Netherlands and Portugal later this year.

Corporate Communications	2
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

The Group’s ongoing investment in digital helped the bank maintain a top-three ranking for customer satisfaction in seven of its core countries, while also improving operational efficiency. Santander’s cost-to-income ratio remained among the lowest of its peers at 47.6%, with operating expenses falling by 2% in real terms due to synergies from integrations.

The Group’s geographic diversification remained one of its key strengths with the Americas contributing 52% of Group underlying profit and Europe 48%. Brazil remained the largest contributor with 29% of total Group attributable profit, followed by Spain with 16%, Santander Consumer Finance with 13% and the UK with 11%.

Credit quality improved further in the quarter, with the non-performing loan ratio falling by 40 bps to 3.62% year-on-year and loan-loss provisions reducing by 5% to €2,172 million. Cost of credit (the rate at which the bank needs to provision when lending money) was seven basis points lower than Q1 2018 at 0.97%, the lowest level since 2008.

Organic CET1 capital generation in the quarter was strong (+20 bps), offsetting in part the impact of various regulatory changes, including IFRS 16 (-19 bps), the phase in of IFRS 9 (-3 bps), changes to capital models in Spain (-2 bps) and the adoption of TRIM (-5 bps). As a result, the Group maintained a CET1 ratio of 11.25%, in line with its medium-term target of 11-12%.

Tangible net asset value per share, a key measure of shareholder value, increased by 3% during the quarter to €4.30, while the Group maintained one of the highest statutory return on tangible equity among its peers at 11.2%.

Country Summary (Q119 v Q118)

In Brazil, earnings continued to grow, with attributable profit increasing by 7% to €724 million (+15% in constant euros), as the bank remained focused on customer loyalty and satisfaction, while keeping costs under control. As a result, ROTE was 21% in the first quarter. Lending remained strong, with double digit growth in retail loans and consumer finance, while deposits were 14% higher year-on-year in constant euros. Santander Brazil continued to progress in its digital and commercial transformation, with the launch of Santander On, an app which helps customers in their financial decisions, and Pi, a digital investment platform. Digital customers grew 35% year on year and loyal clients increased by 15%.

In Spain, the migration of Popular to the Santander platform continued during the quarter, with the resulting synergies helping drive a reduction in expenses of 5.7% year-on-year. Attributable profit reduced by 11% year-on-year to €403 million after Q1 2018 benefited from debt sales and more favourable markets. A reduction in wholesale banking activity led to a fall in fee income of 8.7% year-on-year, despite good business trends overall.

New lending increased by 3% year-on-year driven by good growth in SMEs, business and retail, while our strategic focus on companies led to an increase in loyal business customers of 20% over the same period. Interest income was up 6%, with the cost of deposits falling to 0.12%. Deposits were up 5% year-on-year, while lending was down 3%, due to the deleveraging of large corporates and a drop in the stock of mortgages.

Corporate Communications	3
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Santander Consumer Finance, a leader in consumer finance in Europe, increased attributable profit by 1% during the period to €325 million (+1% in constant euros), driven by higher net interest income (+3% in constant euros), combined with strong cost control and historically low NPLs and cost of credit.

In Mexico attributable profit increased by 18% to €206 million (+12% in constant euros) as the bank increased loyal customers by 28% and digital customers by 57%. Strong growth in lending across all segments led to an increase in interest income of 12% year-on-year in constant euros. This, combined with strong credit quality, resulted in an increase in RoTE of 65 basis points to 20.2%. On April 12th, the Group announced its intention to acquire the 25% stake in Santander Mexico that it doesn’t already control through an exchange offer.

In the UK attributable profit fell by 36% to €205 million (-37% in constant euros) following a €66 million charge for restructuring costs. Excluding the impact of this, underlying profit fell by 15% (16% in constant euros) as a highly competitive environment placed pressure on revenues, and costs increased due to higher investments in strategic, digital transformation and regulatory projects. Lending and customer funds both increased by 1%.

Santander US registered a very positive quarter, with attributable profit increasing by 46% to €182 million (+35% in constant euros) due to positive trends across all main lines. Total income increased by 6% in constant euros, supported by higher balances and yields at SBNA, and higher volumes and leasing activity in SCUSA, while the cost trend continued to improve due to the implantation of cost optimisation measures. Loan loss provisions fell by 2% in constant euros, while the cost of credit and NPL ratio also improved year-on-year.

In Argentina, attributable profit was €161 million, up 143% (377% in constant euros) following the sale in February of 51% of the bank’s stake in payments company Prisma Medios de Pago, which generated a net capital gain of €150 million. Excluding this transaction, underlying profit was down 84% (68% in constant euros), to €11 million, as a result of the negative impact of high inflation adjustments and a challenging business environment

In Chile, attributable profit fell by 1% to €149 million (+1% in constant euros). Interest income fell by 8% in constant euros due to low inflation and an interest rate rise in the quarter, which affects short term spreads, but was offset by growth in business volumes in core products, cost control and improved credit quality. Lending and deposits increased by 8% and 4% respectively year-on-year in constant euros.

In Portugal, attributable profit increased by 7% to €135 million with income increasing by 5% and costs declining by 1%. Growth in new lending was strong, with market shares in new loans to companies and mortgages of around 20%, while the cost of credit fell to 0.03%.

In Poland, business volumes reflected the integration of Deutsche Bank Polska’s retail and SMEs businesses, which was completed at the end of 2018, with lending growing by 29% and deposits by 32%, both in constant euros. Attributable profit fell by 21% (18% in constant euros), to €50 million, as the bank took a charge for restructuring costs of €12 million. Underlying profit fell by 2% (+1% in constant euros) due to an increased contribution to the Bank Guarantee Fund and Banking Tax.

Corporate Communications	4
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

About Banco Santander

Banco Santander is the largest bank in the Eurozone with a market capitalisation of €67,292 million at 31 March 2019. It has a strong and focused presence in ten core markets across Europe and the Americas with more than 4 million shareholders and 200,000 employees serving 144 million customers.

Corporate Communications	5
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Key consolidated data (from Q1 2019 financial report)

BALANCE SHEET (EUR million)	Mar-19	Dec-18%		Mar-18%		Dec-18
Total assets	1,506,151	1,459,271	3.2	1,438,470	4.7	1,459,271
Loans and advances to customers	910,195	882,921	3.1	856,628	6.3	882,921
Customer deposits	808,361	780,496	3.6	767,340	5.3	780,496
Total funds	1,019,878	980,562	4.0	977,488	4.3	980,562
Total equity	110,365	107,361	2.8	105,466	4.6	107,361

Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios
INCOME STATEMENT (EUR million)	Q1’19	Q4’18%		Q1’18%		2018
Net interest income	8,682	9,061	(4.2)	8,454	2.7	34,341
Total income	12,085	12,542	(3.6)	12,151	(0.5)	48,424
Net operating income	6,327	6,606	(4.2)	6,387	(0.9)	25,645
Underlying profit before tax (1)	3,684	3,546	3.9	3,689	(0.1)	14,776
Underlying attributable profit to the parent (1)	1,948	2,022	(3.7)	2,054	(5.2)	8,064
Attributable profit to the parent	1,840	2,068	(11.0)	2,054	(10.4)	7,810

Variations in constant euros: Q1’19 / Q4’18: NII: -3.7%; Total income: -2.9%; Net operating income: -4.2%; Underlying attributable profit: -4.1%; Attributable profit: -11.4%

Q1’19 / Q1’18: NII: +4.5%; Total income: +1.6%; Net operating income: +1.4%; Underlying attributable profit: -2.2%; Attributable profit: -7.7%

EPS, PROFITABILITY AND EFFICIENCY (%)	Q1’19	Q4’18%		Q1’18%		2018
Underlying EPS (euros) (1)	0.111	0.116	(4.2)	0.120	(7.3)	0.465
EPS (euros)	0.104	0.119	(12.2)	0.120	(12.9)	0.449
RoE	7.85	8.46		8.67		8.21
Underlying RoTE (1)	11.31	11.93		12.42		12.08
RoTE	11.15	12.00		12.42		11.70
RoA	0.63	0.65		0.67		0.64
Underlying RoRWA (1)	1.56	1.60		1.59		1.59
RoRWA	1.54	1.60		1.59		1.55
Efficiency ratio	47.6	47.3		47.4		47.0

SOLVENCY AND NPL RATIOS (%)	Mar-19	Dec-18%		Mar-18%		Dec-18
CET1 (2)	11.25	11.30		11.00		11.30
Fully-loaded total capital ratio (2)	14.84	14.77		14.43		14.77
NPL ratio	3.62	3.73		4.02		3.73
Coverage ratio	68	67		70		67

MARKET CAPITALISATION AND SHARES	Mar-19	Dec-18%		Mar-18%		Dec-18
Shares (millions)	16,237	16,237	—	16,136	0.6	16,237
Share price (euros)	4.145	3.973	4.3	5.295	(21.7)	3.973
Market capitalisation (EUR million)	67,292	64,508	4.3	85,441	(21.2)	64,508
Tangible book value per share (euros)	4.30	4.19		4.12		4.19
Price / Tangible book value per share (X)	0.96	0.95		1.29		0.95
P/E ratio (X)	9.94	8.84		11.06		8.84

OTHER DATA	Mar-19	Dec-18%		Mar-18%		Dec-18
Number of shareholders	4,089,097	4,131,489	(1.0)	4,108,798	(0.5)	4,131,489
Number of employees	202,484	202,713	(0.1)	201,900	0.3	202,713
Number of branches	13,277	13,217	0.5	13,637	(2.6)	13,217
(1)

 In addition to IFRS measures, in this document we present certain financial measures that constitute alternative performance measures (“APMs’’) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”), including the figures related to “underlying” results, which exclude items outside the ordinary course performance of our business, as they are recorded in the separate line of “net capital gains and provisions”, above the Line of attributable profit to the parent. These underlying measures allow in our view a better period-on-period comparability. Further details on that Line are provided in pages 13 and 14 of this report.

For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published as Relevant Fact on 28 February 2019, as well as the section “Alternative performance measures” of the annex to this report. These documents are available on Santander’s website (www.santander.com).

(2)	2019 and 2018 data applying the IFRS 9 transitional arrangements.

Note: The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee.

Corporate Communications	6
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this press release contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this press release that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published as Relevant Fact on 28 February 2019, as well as the section “Alternative performance measures” of the annex to the Santander 2019 1Q Financial Report, published as Relevant Fact on 30 April 2019. These documents are available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries

Forward-looking statements

Santander cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this press release and in our annual report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No offer

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this press release. No investment activity should be undertaken on the basis of the information contained in this press release. In making this press release available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this press release is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this press release should be construed as a profit forecast.

Corporate Communications	7
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Item 2

Financial Report First quarter 2019 Simple Personal Fair

Financial report First quarter 2019 KEY CONSOLIDATED DATA 3 SANTANDER AIM AND CORPORATE CULTURE 4 INVESTOR DAY AND EVENTS SINCE QUARTER END 6 GROUP FINANCIAL INFORMATION 9 Group performance and main businesss areas 10 Income statement and balance sheet 13 Solvency ratios 21 Risk management 22 BUSINESS INFORMATION 25 Geographic businesses 28 Global businesses 40 RESPONSIBLE BANKING 43 CORPORATE GOVERNANCE 44 THE SANTANDER SHARE 46 APPENDIX 48 Financial information 49 Alternative Performance Measures 66 Condensed consolidated financial statements 72 Glossary 75 Important information 76 All can customers, use Santander’s shareholders communication and the general channels public in all the countries in which the Bank operates.

Responsible banking
Santander aim and	Investor Day and	Financial	Corporate governance
corporate culture	events since quarter end	information	Santander share	Appendix

Key consolidated data

BALANCE SHEET (EUR million)	Mar-19	Dec-18%		Mar-18%		Dec-18
Total assets	1,506,151	1,459,271	3.2	1,438,470	4.7	1,459,271
Loans and advances to customers	910,195	882,921	3.1	856,628	6.3	882,921
Customer deposits	808,361	780,496	3.6	767,340	5.3	780,496
Total funds	1,019,878	980,562	4.0	977,488	4.3	980,562
Total equity	110,365	107,361	2.8	105,466	4.6	107,361
Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios.

INCOME STATEMENT (EUR million)	Q1’19	Q4’18%		Q1’18%		2018
Net interest income	8,682	9,061	(4.2)	8,454	2.7	34,341
Total income	12,085	12,542	(3.6)	12,151	(0.5)	48,424
Net operating income	6,327	6,606	(4.2)	6,387	(0.9)	25,645
Underlying profit before tax (1)	3,684	3,546	3.9	3,689	(0.1)	14,776
Underlying attributable profit to the parent (1)	1,948	2,022	(3.7)	2,054	(5.2)	8,064
Attributable profit to the parent	1,840	2,068	(11.0)	2,054	(10.4)	7,810
Variations in constant euros: Q1’19 / Q4’18: NII: -3.7%; Total income: -2.9%; Net operating income: -4.2%; Underlying attributable profit: -4.1%; Attributable profit: -11.4%
Q1’19 / Q1’18: NII: +4.5%; Total income: +1.6%; Net operating income: +1.4%; Underlying attributable profit: -2.2%; Attributable profit: -7.7%

EPS, PROFITABILITY AND EFFICIENCY (%)	Q1’19	Q4’18%		Q1’18%		2018
Underlying EPS (euros) (1)	0.111	0.116	(4.2)	0.120	(7.3)	0.465
EPS (euros)	0.104	0.119	(12.2)	0.120	(12.9)	0.449
RoE	7.85	8.46		8.67		8.21
Underlying RoTE (1)	11.31	11.93		12.42		12.08
RoTE	11.15	12.00		12.42		11.70
RoA	0.63	0.65		0.67		0.64
Underlying RoRWA (1)	1.56	1.60		1.59		1.59
RoRWA	1.54	1.60		1.59		1.55
Efficiency ratio	47.6	47.3		47.4		47.0

SOLVENCY AND NPL RATIOS (%)	Mar-19	Dec-18%		Mar-18%		Dec-18
CET1 (2)	11.25	11.30		11.00		11.30
Fully-loaded total capital ratio (2)	14.84	14.77		14.43		14.77
NPL ratio	3.62	3.73		4.02		3.73
Coverage ratio	68	67		70		67

MARKET CAPITALISATION AND SHARES	Mar-19	Dec-18%		Mar-18%		Dec-18
Shares (millions)	16,237	16,237	—	16,136	0.6	16,237
Share price (euros)	4.145	3.973	4.3	5.295	(21.7)	3.973
Market capitalisation (EUR million)	67,292	64,508	4.3	85,441	(21.2)	64,508
Tangible book value per share (euros)	4.30	4.19		4.12		4.19
Price / Tangible book value per share (X)	0.96	0.95		1.29		0.95
P/E ratio (X)	9.94	8.84		11.06		8.84

OTHER DATA	Mar-19	Dec-18%		Mar-18%		Dec-18
Number of shareholders	4,089,097	4,131,489	(1.0)	4,108,798	(0.5)	4,131,489
Number of employees	202,484	202,713	(0.1)	201,900	0.3	202,713
Number of branches	13,277	13,217	0.5	13,637	(2.6)	13,217

(1) In addition to IFRS measures, in this document we present certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”), including the figures related to “underlying” results, which exclude items outside the ordinary course performance of our business, as they are recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. These underlying measures allow in our view a better period-on-period comparability. Further details on that line are provided in pages 13 and 14 of this report.

For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published as Relevant Fact on 28 February 2019, as well as the section “Alternative performance measures” of the annex to this report. These documents are available on Santander’s website (www.santander.com).

(2) 2019 and 2018 data applying the IFRS 9 transitional arrangements.

Note: The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee.

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SANTANDER AIM AND CORPORATE CULTURE

Our success is based on a clear purpose, aim and approach to business.	We help people get access to finance and financial services.
We are building a more responsible bank	Guaranteeing access for all segments

Strong corporate culture.

The Santander Way is our global culture, fully aligned to our corporate strategy. It includes our purpose, our aim, and how we do business.

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Generating confidence and operating responsibly, we contribute value to all our stakeholders

People In order to better identify the talent needed by the Group and quantify the skills required for the future, we are progressing with the Strategic Workforce Planning in more countries following the first pilot phase. We also completed the development and design of the Workday platform of the OneTeam programme and began the testing phase in the first countries which will launch the global talent management system this year, to strengthen our employer brand and improve the experience of our professionals. We strengthened The Santander Way, our global culture, with a new series of Leadership Commitments defined from the contribution of more than 300 colleagues from 28 Group units: be open and inclusive; inspire and implement transformation; lead by example; support the team in progressing. The first Young Leaders Summit was held, at which 280 very talented young people from all countries had the opportunity to expand their networking, strengthen their strategic vision and develop leadership, creativity and communication skills. Customers We continued our digital transformation in order to improve customer experience and loyalty. Progress was reflected in the increase of 1.8 million loyal customers and 6.5 million digital customers in the 12 months since March 2018, as well as being among the Top 3 in customer satisfaction in seven of our main countries. Of note among these measures were those performed by our consumer business, such as the signing in Mexico of an agreement with Suzuki to be its main financial partner, and in Germany, the agreement to acquire 51% of Hyundai Kia’s financial entity. We continued to strengthen our traditional branches and develop new models (SMART, Sper gil and Work Caf), while investing in new generation ATMs and in our Contact Centres. In digitalisation, progress was made in all countries in apps, platforms, products and services. Particularly noteworthy at the global level was the expansion of Openbank with its next launch of testing in Germany. The next two countries for Openbank’s expansion this year are the Netherlands and Portugal. Shareholders In the 2019 annual ordinary general meeting, held on 12 April, a new record quorum of 68.5% was reached, in which one million shareholders including ADR and CDI holders participated. In line with the Group’s digital strategy, online participation increased 73% compared to last year and blockchain technology was used to facilitate the participation of institutional and retail shareholders. We held an Investor Day in London, where the Group’s strategy was set out, announcing our medium-term objectives and how they will be executed. Santander is the first bank in the world to obtain AENOR’s certification for sustainable events management for its Investor Day, a recognition which has been given to its annual general meeting since 2017. The magazine Institutional Investor recognised Santander as one of Europe’s best companies. Our Chief Financial Officer was also recognised as one of the Top 3 CFOs in Europe, our head of shareholder and investor relations as among the Top 3 in that category and his team as the second best in its category. Community The World Bank recognised the Group’s leadership in climate change and gender equality matters. As regards the latter, we obtained the highest score for the second straight year in the Bloomberg Gender Index out of 230 companies, and we launched the ninth edition of the Santander UCLA Business School W50 programme for high performance training of female executives. The British International Finance magazine awarded Santander Mexico for the third time its prize as the Most Socially Responsible Bank in Mexico, as a part of the International Finance Banking Awards.

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Investor Day

INVESTOR DAY

Grupo Santander held an Investor Day on 3 April, where part of the management team reviewed the progress made in the last three years and announced the new medium-term Strategic Plan, explaining the current strengths, challenges and opportunities.

The Group’s strategy and the medium-term objectives announced are part of our aim: ‘to be the best open financial services platform by acting responsibly and earning the lasting loyalty of all our stakeholders, guided by our Simple, Personal and Fair values in everything we do’.

Santander’s new medium-term Strategic Plan is based on three pillars for increasing profitability:

1.	Improving operating performance. We will follow a tailor-made management approach for each of the regions in which we operate:

Europe (Spain, SCF, Portugal, Poland and the UK). European markets are unlikely to be integrated in the short term and interest rates may remain low for longer. In this context, the strategy will focus on changing cost management in the region, moving away from a country-by-country basis and working on a cross-border focus with higher operational integration and shared services, which we believe will allow us to generate c. EUR 1 billion of efficiencies.

Continued market share gains will be a priority, as well as increasing loyal customers as a percentage of active customers from 33% to 40% and the number of digital customers by 27%, while maintaining the Group’s top position in customer satisfaction. We aim to improve our RoTE to 12-14% and the efficiency ratio to a target of 47-49%.

Latin America. We believe this region offers a structural growth opportunity as it remains underbanked. Given this positive outlook, Santander expects to continue to increase capital deployment in the coming years.

The focus will be on continued market share gain thanks to the Bank’s digital proposition and loyalty strategy. The aim is to increase the number of loyal customers as a percentage of active customers from 28% to 31% and to increase digital customers by 45%.

We expect this strategy to result in higher growth and returns, targeting a RoTE of 20-22% and an improvement in the efficiency ratio to a target of 33-35%, supported by higher revenues and expected savings of approximately EUR 300 million from digital transformation processes and IT&O areas.

United States. We believe the US market shows attractive market dynamics, better risk-return and close links to Europe and Latin America. In this context, we think that Santander US is well positioned to capture the banking opportunity that the US offers as it has the necessary businesses in the country to build a solid regional franchise. It will leverage the Group’s scale (Digital and IT&O, Consumer/Wealth Management/SCIB business) and will pursue further integrations among US operations.

The strategy will continue to focus on market share gains, increasing the number of loyal and digital customers and improving profitability (target RoTE adjusted for excess of capital to 11-13%) and a target efficiency ratio of 39-41%.

2.

Accelerate digitisation and build an open financial services platform. Thanks to Santander’s global businesses and shared capabilities, value and profit capacity can the delivered to the local banks, creating a competitive advantage relative to their local peers. Moreover, we plan to invest more than EUR 20 billion in digital transformation and technology over the next few years in order to improve customer experience, trust and loyalty as well as reduce costs. To transform the Bank into the best open financial platform, two approaches are combined:

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Investor Day

Transform our core banks (Supertankers). We aim for full digitalisation and to leverage common capabilities as a Group.

The growth of the existing global businesses of Corporate and Investment Banking (SCIB), Wealth Management (WM), and Consumer Finance is key to bring significant value to our local banks and to the Group. They create revenue synergies through know-how sharing and leverage economies of scale by increasing the Group’s purchasing power and by using a common approach to digitalisation.

The targets for these global business are revenue CAGR of approximately 8% for SCIB, around 10% for WM (including Insurance) and approximately 3% for Consumer Finance (including SCF, the UK, the US and Latin America).

The investment in global digital, technology and procurement will continue, in order to increase the competitiveness of the Group’s core banks, which are estimated to generate additional recurring efficiencies for the Group of close to EUR 1.2 billion, of which EUR 1 billion would come from IT&O and around EUR 220 million from shared services and others. By countries, we expect that approx. 85% of these efficiencies will be generated in Europe.

Accelerate through high growth ventures (Speedboats). The aim is to provide the Group’s core banks with new solutions while competing in the open market to attract new customers.

Openbank and Superdigital are being expanded to more countries. Simultaneously, Santander Global Payments businesses will be launched to capture the opportunities that exist within payment servicing, including two new global platforms, Global Merchant Services and Global Trade Services, that will complement One Pay FX.

3.	Continue to improve our capital allocation. Santander expects to drive further improvements in profitability through the following levers which are all oriented to improve capital allocation.

Firstly, Santander is improving its capital allocation by natural re-weighting, as it is deploying more capital to the most profitable geographies. Minimum profitability thresholds are being set in all segments as well as a faster asset rotation in order to improve capital efficiency. Lastly, senior management remuneration is being further aligned with capital goals.

In summary, the Group aims to reach a target underlying RoTE of 13-15% and a target underlying RoRWA of 1.8-2.0%, which we believe should ultimately lead to higher capital generation capacity, reaching a target CET1 ratio of 11-12%, with a target pay-out ratio of 40-50%.

Finally, regarding People and Communities, we aim to become a top 10 company to work for in six of our geographies and financially empower 10 million customers between 2019 and 2025.

We believe this strategy should allow Santander to continue to grow loyal customers, increase EPS and TNAV per share. The Group has set some ambitious goals for the medium term in order to continue creating value for our shareholders and deliver further growth, profitability and strength.

Our medium-term goals and targets

1.

CSAT: Customer Satisfaction internal benchmark of active customers’ experience and satisfaction audited by Stiga / Deloitte. In the medium term, we will be also following NPS as indicator; Excludes the US.

2.	Underlying.

3.

Cumulative number of people whom we serve with our financial empowerment and inclusion initiatives in any of our geographies during the period 2019-2025. These initiatives target mostly unbanked, underbanked and vulnerable groups.

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Events since quarter end

After quarter end, the Group announced two transactions, in line with the strategy presented at the last Investor Day of better capital allocation to countries with greater growth and profitability and less capital intensive businesses.

Offer to acquire all shares of Banco Santander (México) S.A.

•

On 12 April, the Group announced that it intends to make an offer to acquire, in the second half of the year, all shares of Banco Santander (Mexico), S.A. (‘Santander Mexico’) not already held by the Santander Group, representing up to approximately 25% of Santander Mexico’s share capital, to be exchanged with newly issued shares of Banco Santander, S.A.

•

The offer[1], will be voluntary and, therefore, minority shareholders of Santander Mexico may choose whether or not to participate in the transaction, which will not be subject to a minimum acceptance level.

•

Shareholders who accept the offer at the expected consideration would receive 0.337 newly issued shares of Banco Santander for every share of Santander Mexico. If all shares held by minority shareholders were tendered in the offer, given such consideration, Banco Santander would have to issue approximately 572 million shares, which represent 3.5% of Banco Santander’s2 current share capital.

•

The transaction is consistent with the Santander Group’s strategy of increasing its weight in growth markets and reflects Banco Santander’s confidence in Mexico and its Mexican subsidiary as well as their growth potential. For the shareholders of Banco Santander, the transaction is expected to have a return on investment (RoI) of approximately 14.5%, to be neutral on EPS, and to positively contribute to the Group’s CET1 ratio.

•

For shareholders of Santander Mexico who accept the offer, it implies a 14% premium over the 11 April 2019 closing price through Banco Santander’s shares, while continuing to benefit from exposure to Mexico as well as from a security with high geographic diversification.

(1)

Commencement of the offer and the offer itself will be subject to customary conditions in this type of transaction, including regulatory authorisations from the Mexican Comisión Nacional Bancaria y de Valores and the U.S. Securities and Exchange Commission, the absence of any material adverse change in the financial condition, results of operations or prospects of Santander Mexico, as well as approval at Banco Santander’s general shareholders’ meeting.

(2)

Taking into account the market price of Banco Santander at closing on 11 April 2019, an exchange rate MXN/EUR of 21.2826 on that date and the maximum number of shares that can be tendered in the offer mentioned in footnote 1 above.

Santander communicated that it has signed a memorandum of understanding with Crédit Agricole S.A. to build a global depositary and custody company

•

On 17 April 2019, Santander communicated that it has signed a memorandum of understanding with Crédit Agricole S.A. (“CASA”) with the purpose of combining CACEIS and its subsidiaries (the “CACEIS Group”), which is wholly-owned by CASA, with Santander Securities Services, S.A. and its subsidiaries (the “S3 Group”), which is wholly-owned by Santander.

•

Both the CACEIS Group and the S3 Group provide depositary, custody and related asset servicing services. The CACEIS Group is present in France, Germany, Belgium, Canada, Hong Kong, Ireland, Italy, Luxembourg, the Netherlands, Switzerland and the United Kingdom and the S3 Group is present in Spain, Brazil, Mexico and Colombia.

•

Under the transaction Santander Group would contribute 100% of the S3 Group’s operations in Spain and 49.99% of its operations in Latin America to CACEIS, in exchange for 30.5% of the share capital and voting rights of CACEIS. The remaining 69.5% would continue to be held by CASA. The Latin American business of S3 Group will be under the joint control of CACEIS and Santander Group.

•	This integration will combine highly complementary businesses, expand offering for clients and provide a better positioning to capture growth in high potential markets (Asia and Latin America).

•

If the transaction is carried out, it is estimated that it will result in a capital gain of approximately EUR 700 million for the Santander Group, have a slightly positive impact (3 basis points) in core equity tier 1 and would be slightly accretive in ordinary earnings per share. The Group expects to apply the aforementioned capital gain to extraordinary charges and provisions.

•

The signing of the final agreements requires prior consultation with the relevant works councils at CASA and the CACEIS Group and, if a final agreement is reached, the completion of the transaction is expected to take place in 2019 and will be subject to customary closing conditions, including obtaining the necessary regulatory approvals.

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GENERAL BACKGROUND

Grupo Santander carried out its business in an environment of slower economic growth. The softening of growth that began last spring, which was expected to lead to more sustainable growth rates, has in fact intensified over the last few months. The outlook for 2019 points to a drop in global growth from 3.7% in 2018 to 3.4%. The mature economies where the Bank operates grew less, particularly in Europe, while developing ones also slowed down. Monetary policies adopted a more cautious stance, against a backdrop of lower inflation and a downward bias on the economy, while interest rates remained stable in most countries.

The euro depreciated in the first quarter against most of the currencies in the countries where the Group operates.

Country	GDP change [1]	Economic performance

Eurozone	+1.8%

Growth weakened as 2018 advanced, particularly in Germany and Italy. Inflation remained low (1.4% in March). The European Central Bank delayed the moment when it might make the first rise in interest rates until 2020.

Spain	+2.6%

Economic growth slowed in 2018 but still showed greater strength than the Eurozone as a whole. The unemployment rate declined to 14.45% in the fourth quarter without sparking inflationary pressures (1.3% in March).

Poland	+5.1%

GDP growth picked up in 2018 and remained balanced. The pace of job creation reduced unemployment to a historic low of 3.8% in the fourth quarter of 2018 and inflation was 1.7% in March, well below the central bank’s target of 2.5%. The benchmark interest rate continued to be 1.5%.

Portugal	+2.1%

Growth remained solid although on a downward path as with job creation, which decelerated. The jobless rate was 6.7% in the fourth quarter of 2018 and with no inflationary pressures (0.8% in March). The fiscal deficit was 0.7% of GDP.

United Kingdom	+1.4%

In 2018, the economy grew less strongly than in 2017 because of the decline in business investment as a result of the uncertainty over Brexit. Inflation dropped below the Bank of England’s target (to 1.9% in March). The 3.9% unemployment rate signified full employment and the Bank of England’s base rate has stood at 0.75% since last August.

Brazil	+1.1%

Growth moderated in the fourth quarter of 2018 due to the fiscal adjustment and lower investment. Inflation picked up to 4.6% in March due to transitory factors. Projections remain below the 4.25% target. The central bank has held its benchmark Selic rate at 6.50%, a historic low, since March 2018.

Mexico	+2.0%

The economy slowed in the fourth quarter of 2018. Inflation eased to 4.0% in March and medium-term expectations remained anchored at around 3.5%. The central bank kept its benchmark rate unchanged during the first quarter of 2019 at 8.25%.

Chile	+4.0%

GDP growth accelerated in the fourth quarter of 2018, spurred by investment and exports. The central bank increased its benchmark rate by 25 bps in January to 3.0%, but with low inflation (2.0% in March) said it would maintain the monetary stimulus for longer.

Argentina	-2.5%

The economy continued its adjustment process in order to reduce inflation and the fiscal and external imbalances. Activity is beginning to show signs of stabilising while monetary and fiscal policies became more restrictive. Inflation rose in the first quarter because of the increase in the main prices.

United States	+2.9%

GDP growth slipped to 2.2% in the fourth quarter of 2018. The jobless rate remained very low (3.8% in March), but inflation still shows no signs of upward pressure, and remained below 2% (1.9% in March). The Federal Reserve kept is interest rates unchanged at 2.25-2.5%.

(1) Year-on-year change 2018

EXCHANGE RATES: 1 EURO / CURRENCY PARITY
	Average (Income statement)		Period-end (balance sheet)
	Q1’19	Q1’18	Mar-19	Dec-18	Mar-18
US dollar	1.136	1.229	1.124	1.145	1.232
Pound sterling	0.872	0.883	0.858	0.895	0.875
Brazilian real	4.277	3.988	4.387	4.444	4.094
Mexican peso	21.804	23.036	21.691	22.492	22.525
Chilean peso	757.486	739.794	764.435	794.630	743.240
Argentine peso	44.208	24.184	48.659	43.121	24.803
Polish zloty	4.302	4.179	4.301	4.301	4.211

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Group performance and Main business units

GROUP PERFORMANCE

“The number of loyal and digital customers increased by 1.8 million and 6.5 million respectively since Q1 2018, helping to increase customer revenues during the first quarter of this year, while credit quality and costs performed well”

“In a complicated market environment, we maintained a solid trend: underlying profits have increased in seven of our ten core markets, while organically generating 20 basis points of capital”

The Group’s strategy is driving growth in loyal and digital customers and is reflected in greater activity in almost all markets

Our strategy continued to focus on customer loyalty. The number of loyal customers at the end of March was more than 20 million, a rise of 1.8 million in the last 12 months, with growth in individual customers (+10%) as well as companies (+9%).

The faster pace of our digitalisation is producing notable growth in digital customers: +1.8 million in the first quarter and +6.5 million in the last 12 months (+24%) to a total of close to 34 million.

Growth in volumes in the first quarter, in loans (+1%), customer deposits (+1%) and mutual funds (+5%).

Compared to March 2018 (at constant exchange rates), lending rose in eight of the 10 core units and customer funds in all of them. Growth in demand and time deposits as well as mutual funds.

Solid funding structure and liquidity. Net loan-to-deposit ratio of 113% (112% in March 2018).

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Group performance and Main business units

GROUP PERFORMANCE

Solid business model which enables us to generate value based on profitability, efficiency and innovation, and obtain profits on a recurring basis

The positive trends in results were maintained in the current context, with solid customer revenue. Of note, growth in net interest income, controlled costs and lower provisions.

First quarter attributable profit of EUR 1,840 million, affected by net charges of EUR 108 million grouped in the net capital gains and provisions line (details on page 15).

Santander is strengthening its capital ratios and improving credit quality while maintaining a high level of profitability

The CET1 ratio stood at 11.25% after organically generating 20 bps in the first quarter and absorbing -29 bps from regulatory impacts, the IFRS 16 application, models and TRIM (Targeted Review of Internal Models).

The CET1 was 25 bps higher year-on-year.

Tangible capital per share was EUR 4.30 in March 2019, 4% higher than a year earlier.

Excluding this charge, underlying attributable profit was 5% lower year-on-year at EUR 1,948 million (-2% in constant euros), affected by the performance of markets, impacts of the IFRS 16 application and the adjustment in Argentina derived from the country’s high inflation. Profit was higher in seven of the 10 core units.

The efficiency ratio remained one of the best among our peers (47.6%), as well as profitability (RoTE of 11.2% and underlying RoTE of 11.3%). Lastly, RoRWA of 1.54% and underlying RoRWA of 1.56%.

In addition, and in terms of value creation per shareholder, one should take into account the recording between the two dates of the cash dividend. Including it, the TNAV per share increased 9% in the last 12 months.

Improved credit quality. The cost of credit ended March at 0.97% (1.04% in March 2018) and the NPL ratio dropped for the seventh consecutive quarter (-11 bps in the first quarter and -40 bps since March 2018). Coverage was 68%.

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Group performance and Main business areas

MAIN BUSINESS AREAS PERFORMANCE

(Greater detail on pages 26 to 42 and in the appendix)

•	Continental Europe: attributable profit of EUR 859 million, 7% lower year-on-year and including a charge of EUR 12 million for restructuring costs in Poland.

Excluding this charge, underlying profit of EUR 871 million (-6% year-on-year), mainly due to lower total income resulting from reduced gains on financial transactions and net fee income, as net interest income was up 4%.

Costs fell 2%, reflecting the synergies of the integrations in all units. Loan-loss provisions remained virtually stable.

The underlying profit was 8% lower in the first quarter than in the fourth quarter of 2018, greatly affected by lower revenue from markets.

•

United Kingdom: first quarter attributable profit of EUR 205 million, which includes a charge of EUR 66 million for restructuring costs. Excluding this, underlying attributable profit of EUR 271 million, 16% lower year-on-year.

These results reflect the tougher competition, market uncertainties and the costs related to projects and technology. The cost of credit remained at only 7 bps.

The underlying profit was 7% lower than in the fourth quarter of 2018, with the same factors that conditioned the year-on-year change.

•

Latin America: first quarter attributable profit of EUR 1,287 million, up 26%, and including a capital gain of EUR 150 million from the sale in Argentina of 51% of our stake in Prisma and the revaluation of the rest of the stake.

Excluding this capital gain, underlying profit was up 11% with a good performance of net interest income and net fee income, due to growth in volumes, management of spreads and greater customer loyalty. The cost of credit was also better.

Costs rose mainly because of the plans related to our commercial transformation and the faster pace of our digitalisation strategy, but the increase remained in line with inflation.

The first quarter underlying profit was 20% higher than that in the fourth quarter of 2018 and the underlying profit +6%. Revenue remained stable and lower costs and provisions.

•	The US: first quarter attributable profit of EUR 182 million (+35% year-on-year).

This growth was due to the positive evolution of almost all P&L lines, particularly customer income at SBNA and SC USA because of greater lending and leasing volumes.

The first quarter profit was double that of the fourth quarter of 2018, as the latter was affected by seasonal factors (higher provisions at SC USA and greater costs).

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Income statement

GRUPO SANTANDER RESULTS

First quarter attributable profit of EUR 1,840 million, after recording net charges of EUR 108 million (net of tax) recorded in the ‘net capital gains and provisions’ line.

Excluding these charges, underlying profit was 4% lower than in the fourth quarter at EUR 1,948 million (-4% in constant euros) and 5% below the first quarter of 2018 (-2% in constant euros). This result was affected by the negative performance of markets in the first quarter, the impact of applying IFRS 16 and the high inflation adjustment in Argentina.

Year-on-year the underlying P&L trends remained solid, with customer revenue growing, costs beginning to reflect the synergies obtained in various units and lower provisions.

The efficiency ratio at the end of March was among the sector’s best at 47.6%, the cost of credit was at a low of 0.97% and profitability ratios were high. RoTE of 11.2% (underlying RoTE of 11.3%) and RoRWA of 1.54% (underlying RoRWA of 1.56%).

Grupo Santander. Income statement

EUR million

			Change			Change
	Q1’19	Q4’18%		% excl. FX	Q1’18%		% excl. FX
Net interest income	8,682	9,061	(4.2)	(3.7)	8,454	2.7	4.5
Net fee income	2,931	2,956	(0.8)	1.1	2,955	(0.8)	2.7
Gains (losses) on financial transactions and exchange differences	277	438	(36.8)	(32.1)	493	(43.8)	(41.7)
Other operating income	195	87	124.1	56.0	249	(21.7)	(25.3)
Dividend income	66	78	(15.4)	(15.3)	35	88.6	87.8
Share of results of entities accounted for using the equity method	153	205	(25.4)	(24.4)	178	(14.0)	(12.0)
Other operating income/expenses	(24)	(196)	(87.8)	(84.5)	36	—	—
Total income	12,085	12,542	(3.6)	(2.9)	12,151	(0.5)	1.6
Operating expenses	(5,758)	(5,936)	(3.0)	(1.5)	(5,764)	(0.1)	1.8
Administrative expenses	(5,011)	(5,285)	(5.2)	(3.7)	(5,151)	(2.7)	(0.9)
Staff costs	(3,006)	(3,068)	(2.0)	(0.9)	(3,000)	0.2	1.9
Other general administrative expenses	(2,005)	(2,217)	(9.6)	(7.8)	(2,151)	(6.8)	(4.7)
Depreciation and amortisation	(747)	(651)	14.7	16.8	(613)	21.9	24.0
Net operating income	6,327	6,606	(4.2)	(4.2)	6,387	(0.9)	1.4
Net loan-loss provisions	(2,172)	(2,455)	(11.5)	(11.4)	(2,282)	(4.8)	(3.8)
Impairment losses on other assets	(20)	(100)	(80.0)	(80.2)	(24)	(16.7)	(13.6)
Other gains (losses) and provisions	(451)	(505)	(10.7)	(10.0)	(392)	15.1	19.6
Underlying profit before tax	3,684	3,546	3.9	3.7	3,689	(0.1)	2.8
Tax on profit	(1,326)	(1,177)	12.7	13.3	(1,280)	3.6	7.1
Underlying profit from continuing operations	2,358	2,369	(0.5)	(1.0)	2,409	(2.1)	0.5
Net profit from discontinued operations	—	—	—	—	—	—	—
Underlying consolidated profit	2,358	2,369	(0.5)	(1.0)	2,409	(2.1)	0.5
Non-controlling interests	(410)	(347)	18.2	16.8	(355)	15.5	16.0
Underlying attributable profit to the parent	1,948	2,022	(3.7)	(4.1)	2,054	(5.2)	(2.2)
Net capital gains and provisions (1)	(108)	46	—	—	—	—	—
Attributable profit to the parent	1,840	2,068	(11.0)	(11.4)	2,054	(10.4)	(7.7)

Underlying EPS (euros)	0.111	0.116	(4.2)		0.120	(7.3)
Underlying diluted EPS (euros)	0.111	0.116	(4.2)		0.119	(7.2)

EPS (euros)	0.104	0.119	(12.2)		0.120	(12.9)
Diluted EPS (euros)	0.104	0.118	(12.2)		0.119	(12.8)

Pro memoria:
Average total assets	1,488,505	1,459,756	2.0		1,439,732	3.4
Average stockholders’ equity	97,886	96,187	1.8		94,793	3.3

(1)

In Q1’19, capital gains from Prisma (EUR 150 million), capital losses due to property sales (EUR -180 million) and restructuring costs in UK and Poland (EUR -78 million). In Q4’18, badwill in Poland for the integration of Deutsche Bank Polska’s retail and SME businesses (EUR -45 million).

Our reported results are prepared in accordance with IFRS and the analysis of our financial situation and performance in this consolidated report is mainly based on those IFRS results. However, to measure our performance we also use non-IFRS measures and APMs or Alternative Performance Measures. For more information see the section titled “Alternative Performance Measures” in the Appendix of this report.

January - March 2019         13

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Income statement

Quarterly income statement

EUR million

	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19
Net interest income	8,454	8,477	8,349	9,061	8,682
Net fee income	2,955	2,934	2,640	2,956	2,931
Gains (losses) on financial transactions and exchange differences	493	361	505	438	277
Other operating income	249	239	226	87	195
Dividend income	35	229	28	78	66
Share of results of entities accounted for using the equity method	178	176	178	205	153
Other operating income/expenses	36	(166)	20	(196)	(24)
Total income	12,151	12,011	11,720	12,542	12,085
Operating expenses	(5,764)	(5,718)	(5,361)	(5,936)	(5,758)
Administrative expenses	(5,151)	(5,114)	(4,804)	(5,285)	(5,011)
Staff costs	(3,000)	(2,960)	(2,837)	(3,068)	(3,006)
Other general administrative expenses	(2,151)	(2,154)	(1,967)	(2,217)	(2,005)
Depreciation and amortisation	(613)	(604)	(557)	(651)	(747)
Net operating income	6,387	6,293	6,359	6,606	6,327
Net loan-loss provisions	(2,282)	(2,015)	(2,121)	(2,455)	(2,172)
Impairment losses on other assets	(24)	(34)	(49)	(100)	(20)
Other gains (losses) and provisions	(392)	(453)	(439)	(505)	(451)
Underlying profit before tax	3,689	3,791	3,750	3,546	3,684
Tax on profit	(1,280)	(1,379)	(1,394)	(1,177)	(1,326)
Underlying profit from continuing operations	2,409	2,412	2,356	2,369	2,358
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	2,409	2,412	2,356	2,369	2,358
Non-controlling interests	(355)	(414)	(366)	(347)	(410)
Underlying attributable profit to the parent	2,054	1,998	1,990	2,022	1,948
Net capital gains and provisions (1)	—	(300)	—	46	(108)
Attributable profit to the parent	2,054	1,698	1,990	2,068	1,840

Underlying EPS (euros)	0.120	0.115	0.115	0.116	0.111
Underlying diluted EPS (euros)	0.119	0.115	0.114	0.116	0.111

EPS (euros)	0.120	0.096	0.115	0.119	0.104
Diluted EPS (euros)	0.119	0.096	0.114	0.118	0.104

(1) Including the following amounts net of tax:

–	In Q2’18, costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain (EUR -280 million), Corporate Centre (EUR -40 million) and Portugal (EUR 20 million).

–	In Q4’18, badwill in Poland for the integration of Deutsche Bank Polska’s retail and SME businesses (EUR -45 million).

–	In Q1’19, capital gains from Prisma (EUR 150 million), capital losses due to property sales (EUR -180 million) and restructuring costs in UK and Poland (EUR -78 million).

14         January - March 2019

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Income statement

First quarter results compared to the fourth quarter of 2018

The first quarter attributable profit was 11% lower in current euros and constant euros than the fourth quarter’s at EUR 1,840 million.

Negative results recorded in the first quarter in the ‘net capital gains and provisions’ line (net of tax) amounting to EUR 108 million, while in the fourth quarter there were positive results of EUR 46 million, corresponding mainly to badwill from the integration of Deutsche Bank Polska.

The capital gains in 2019 correspond to Prisma (EUR 150 million), losses from the sale of properties (EUR -180 million) and restructuring costs in the United Kingdom and Poland (EUR -78 million).

Excluding these results, the underlying attributable profit was EUR 1,948 million, 4% less than in the fourth quarter of 2018 and partly due to higher taxes and minority interests, as pre-tax profit was 4% higher. This performance is explained in detail below, with changes excluding the exchange rate impact as is usual, in order to offer a better analysis and comparison of the management.

Performance of the main lines:

•	Total income was affected by the fall in net interest income and gains on financial transactions:

–

Net interest income declined for three reasons: the first is the change in methodology in the accrual of TDRs (Troubled debt restructuring) in the US (compensated in loan-loss provisions), the second is the IFRS 16 application and the third is the impact of two fewer days in the quarter. Eliminating these factors, net interest income would have risen 1%.

–

Net fee income increased 1%, after absorbing the fall from wholesale markets as well as seasonal factors in Brazil, where the fourth quarter included the annual recording of net fee income from insurance.

–	Gains on financial transactions fell because of the higher cost of foreign currency hedging and lower activity in wholesale markets.

•

Costs were down 1%, with falls in most countries, particularly Brazil (-7%) after a seasonally high fourth quarter (marketing campaigns, implementing the salary agreement) and Spain (-3%) due to integration synergies. On the other hand, costs in the UK rose 4% because of higher expenses for projects and technology, and in Argentina (+12%) because of the inflationary environment.

•

Loan-loss provisions declined 11%, mainly due to the United States where they fell heavily at SC USA, partly due to the counterbalancing of the previously mentioned TDR impact and partly for seasonal reasons, as the first quarter tends to have the lowest provisions and the fourth the highest. Additionally, there were also falls in the main Latin American countries. The only rises were in Spain and SCF which returned to more normal levels, after a fourth quarter when they were lower than the average for the year, and also in Argentina.

•

Lastly, Impairment losses on other assets and Other gains (losses) and provisions were less negative in the first quarter, mainly because higher charges were recorded in the fourth quarter of 2018 in the United Kingdom (a charge of historical probate and bereavement processes and additional provision for consumer credit business operations) and in SCF (charges related to the anticipated deterioration of intangible assets and transformation projects).

January - March 2019         15

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Income statement

Evolution of results compared to the first quarter of 2018

Compared to the first quarter of 2018, the underlying trends of the P&L remained solid, with customer revenue growing (mainly net interest income), costs beginning to reflect the synergies obtained in various units and lower provisions, reflected in a cost of credit that continued to be at historic lows.

This good performance is not reflected in the year-on-year change in attributable profit (-10% in euros and -8% in constant euros), as it was affected by the results recorded in the line ‘Net capital gains and provisions’ previously mentioned, nor in the evolution of underlying profit (-5% in euros and -2% in constant euros) due to the negative evolution of markets in the quarter, the impact of applying IFRS 16 and Argentina’s high inflation adjustment.

The performance by lines (changes without the FX effect) was as follows:

Revenue

•

Our revenue structure, where net interest income and net fee income generate more than 96% of total income in 2019, well above the average of our competitors, enables us to grow consistently and recurrently, limiting the impact that bouts of high volatility could have on our results from financial operations. Total income grew 2%, as follows:

–

Net interest income rose 5%, due to greater lending and increased deposits, mainly in developing countries where, overall, they increased at double-digit rates in constant euros, and management of spreads in a low interest rate environment and which fell in some countries in the last 12 months. There was also a negative impact of EUR 80 million from IFRS 16 application.

All units rose except the UK, affected by the pressure of spreads in new mortgage loans and SVR balances (Standard Variable Rate), and Chile, due to low inflation and a rise in interest rates in the first quarter, which affected spreads in the short term.

–

Net fee income increased 3%, reflecting the greater loyalty of our customers, combined with the growth strategy in services and higher value-added products. Of note was the growth in the most transactional businesses from cards, insurance, custody, foreign currency and cheques and transfers. On the other hand, decline in net fee income from advising operations and guarantees, affected by reduced activity in the markets, while that from asset management and funds remained basically flat.

–

Gains on financial transactions and other operating income (dividends, equity method income and others), which accounted for less than 4% of total income, fell 36% due to reduced activity in the first quarter, a higher cost of foreign currency hedging compared to a very good first quarter in 2018 in the markets and higher income from the ALCO portfolio sales in 2018.

16         January - March 2019

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Income statement

Costs

•

Costs grew 2% as a result of investments in transformation and digitalisation, the improvements made to the distribution networks, the slight perimeter impact from the integration of the retail and SME businesses acquired from Deutsche Bank Polska and the effect in Argentina from high inflation.

•

In real terms (excluding inflation), costs were 2% lower, as they reflected the first synergies from integrations in Europe and the improvement in the US’s operating leverage, while keeping costs under control in the units in which we are investing in order to increase the distribution capacity, such as Mexico.

•

The Group’s objective, as announced at the recent Investor Day, is to improve our operational capacity and at the same time manage our costs more efficiently, via an exemplary execution of the integrations currently underway and fostering the use of shared services, mainly in Europe. This should enable us to keep on improving the customer experience and our efficiency, which was the sector’s reference at the end of March at 47.6%, very similar to the 47.4% in the first quarter of 2018.

Loan-loss provisions

•

Provisions fell 4%, with declines in seven of the 10 core units, mainly in the US. The increases were in Spain, where the fourth quarter of 2018 was well below the year’s quarterly average, although one should note the continued reduction in non-performing loans and in the cost of credit; at SCF, due to reduced sales of portfolios, although the cost of credit remained at below the standards for its business; and lastly Argentina, reflecting the deterioration in the economic environment, mainly in medium and low income segments, and two one-off cases in companies.

•	The cost of credit dropped from 1.04% in the first quarter of 2018 to 0.97% a year later, with an improvement in most countries.

Other results and provisions

•

Other income and provisions recorded a loss of EUR 471 million, higher than in the first quarter of 2018 but slightly below the year’s average. This line records a wide variety of provisions, as well as capital gains and losses and asset impairment.

Profit and profitability

•

Underlying profit before tax was 3% higher at EUR 3,684 million. A higher tax rate for the Group as a whole (36.0% as against 34.7% in the first quarter of 2018) and the 16% increase in minority interests, mainly from the sharp rise at SC USA, resulted in an underlying attributable profit of EUR 1,948 million, as mentioned above.

Profitability was lower year-on-year and on the year as a whole, although it remained high (underlying RoTE of 11.3% and underlying RoRWA of 1.56%). Underlying earnings per share was EUR 0.111, 7% lower year-on-year in euros.

•

Including the results recorded in the ‘net capital gains and provisions’ line, the first quarter attributable profit to the parent was EUR 1,840 million, the RoTE 11.2% and the RoRWA 1.54%. Earnings per share were EUR 0.104, 13% lower year-on-year in euros.

January - March 2019         17

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Balance sheet

Grupo Santander. Balance sheet

EUR million

Assets	Mar-19	Mar-18	Absolute change	%	Dec-18
Cash, cash balances at central banks and other demand deposits	103,500	100,673	2,827	2.8	113,663
Financial assets held for trading	98,592	124,591	(25,999)	(20.9)	92,879
Debt securities	30,162	32,059	(1,897)	(5.9)	27,800
Equity instruments	11,982	17,941	(5,959)	(33.2)	8,938
Loans and advances to customers	241	10,630	(10,389)	(97.7)	202
Loans and advances to central banks and credit institutions	—	8,394	(8,394)	(100.0)	—
Derivatives	56,207	55,567	640	1.2	55,939
Financial assets designated at fair value through profit or loss	82,149	58,214	23,935	41.1	68,190
Loans and advances to customers	24,535	20,716	3,819	18.4	23,796
Loans and advances to central banks and credit institutions	48,250	29,658	18,592	62.7	32,325
Other (debt securities an equity instruments)	9,364	7,840	1,524	19.4	12,069
Financial assets at fair value through other comprehensive income	116,359	123,285	(6,926)	(5.6)	121,091
Debt securities	111,519	119,267	(7,748)	(6.5)	116,819
Equity instruments	2,590	2,929	(339)	(11.6)	2,671
Loans and advances to customers	2,250	1,089	1,161	106.6	1,601
Loans and advances to central banks and credit institutions	—	—	—	—	—
Financial assets measured at amortised cost	980,733	915,454	65,279	7.1	946,099
Debt securities	39,895	41,047	(1,152)	(2.8)	37,696
Loans and advances to customers	883,169	824,193	58,976	7.2	857,322
Loans and advances to central banks and credit institutions	57,669	50,214	7,455	14.8	51,081
Investments in subsidiaries, joint ventures and associates	7,726	9,155	(1,429)	(15.6)	7,588
Tangible assets	33,246	21,912	11,334	51.7	26,157
Intangible assets	29,114	28,523	591	2.1	28,560
Goodwill	25,989	25,612	377	1.5	25,466
Other intangible assets	3,125	2,911	214	7.4	3,094
Other assets	54,732	56,663	(1,931)	(3.4)	55,044
Total assets	1,506,151	1,438,470	67,681	4.7	1,459,271

Liabilities and shareholders’ equity
Financial liabilities held for trading	67,994	95,172	(27,178)	(28.6)	70,343
Customer deposits	—	18,881	(18,881)	(100.0)	—
Debt securities issued	—	—	—	—	—
Deposits by central banks and credit institutions	—	1,654	(1,654)	(100.0)	—
Derivatives	56,509	54,163	2,346	4.3	55,341
Other	11,485	20,474	(8,989)	(43.9)	15,002
Financial liabilities designated at fair value through profit or loss	74,426	59,706	14,720	24.7	68,058
Customer deposits	41,063	32,477	8,586	26.4	39,597
Debt securities issued	2,709	2,445	264	10.8	2,305
Deposits by central banks and credit institutions	30,525	24,784	5,741	23.2	25,707
Other	129	—	129	—	449
Financial liabilities measured at amortized cost	1,211,981	1,134,513	77,468	6.8	1,171,630
Customer deposits	767,298	715,981	51,317	7.2	740,899
Debt securities issued	247,552	221,540	26,012	11.7	244,314
Deposits by central banks and credit institutions	165,811	166,925	(1,114)	(0.7)	162,202
Other	31,320	30,067	1,253	4.2	24,215
Liabilities under insurance contracts	751	850	(99)	(11.6)	765
Provisions	13,449	14,284	(835)	(5.8)	13,225
Other liabilities	27,185	28,479	(1,294)	(4.5)	27,889
Total liabilities	1,395,786	1,333,004	62,782	4.7	1,351,910
Shareholders’ equity	119,837	117,451	2,386	2.0	118,613
Capital stock	8,118	8,068	50	0.6	8,118
Reserves	112,116	107,329	4,787	4.5	104,922
Attributable profit to the Group	1,840	2,054	(214)	(10.4)	7,810
Less: dividends	(2,237)	—	(2,237)	—	(2,237)
Other comprehensive income	(20,992)	(22,483)	1,491	(6.6)	(22,141)
Minority interests	11,520	10,498	1,022	9.7	10,889
Total equity	110,365	105,466	4,899	4.6	107,361
Total liabilities and equity	1,506,151	1,438,470	67,681	4.7	1,459,271

18         January - March 2019

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Balance sheet

GRUPO SANTANDER BALANCE SHEET

Both loans and advances and customer deposits, grew 3% in the first quarter, in both cases with a positive exchange rate impact of around 2 percentage points. Mutual funds recovered strongly in the last three months (+5% in constant euros) due to better market sentiment.

Compared to March 2018, assets and liabilities grew, with minimal impact from exchange rate movements.

Loans and advances to customers excluding reverse repos rose 4% year-on-year (excluding the exchange rate impact), with growth in eight of the 10 core countries, particularly in developing markets (+13%).

Customer funds increased 5% year-on-year (excluding the exchange rate impact), with rises in the 10 core units. Deposits grew in all units and mutual funds in most of them, thanks to the better performance in recent months. Demand and time deposits also grew.

Loans and advances to customers

The loan portfolio maintained a balanced structure: individuals (47%), consumer credit (16%), SMEs and companies (25%) and SCIB (12%).

•

Quarter-on-quarter, loans and advances to customers increased 3%. Gross loans and advances to customers excluding the exchange rate impact and reverse repos increased 1%. All main units remained stable or increased, notably Argentina (+20% due to high inflation), the United States (+3% driven by SBNA) and Mexico (+2%).

•

Compared to March 2018, loans and advances to customers increased 6%. Gross loans and advances to customers excluding the exchange rate impact and reverse repos increased 4%, with the following evolution by countries:

–

Increase in eight of the 10 core units, particularly all developing countries, which overall grew 13%: Argentina (+50%), due to peso balances as well as the impact of the currency’s depreciation on dollar balances, Poland (+29%), partly because of the increased perimeter, Brazil (+10%), Mexico (+10%) and Chile (+8%).

–

As regards mature markets, notable growth in the United States (+11%, with growth in SBNA and SC USA) and Santander Consumer Finance (+7%) with rises in almost all countries. More moderate growth in the United Kingdom (+1%), where mortgage and other retail loan growth was partially offset by the reduction of commercial real estate exposure.

–

The only declines were in Portugal and Spain, markets that continued to deleverage and in which lending fell by around 3%. Portugal was down due to the sale of non-productive portfolios, and Spain affected by lower wholesale balances and with institutions.

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Balance sheet

Customer funds

Customer funds, deposits (excluding repos) and mutual funds, are well diversified by products: 60% are demand deposits, 22% time deposits and 18% mutual funds.

•

In the first quarter, customer funds increased 3%, excluding exchange rate impacts the increase was 2%. Deposits grew 1% and mutual funds increased 5% following the markets’ recovery. By countries, in local currency rises in seven of the 10 core units, with the following detail by product:

–

As regards deposits, notable growth in the United States, Portugal, Mexico and Spain (between +2% and +3%) due to the strong growth in time deposits, except Spain where growth was from demand deposits. The only declines were in Chile, Poland and the United Kingdom (-1% each).

–	Mutual funds grew strongly in all the units except Chile, which decreased 3% due to the outflow of monetary funds.

•	Compared to March 2018, deposits (excluding repos) and mutual funds increased 5%. Excluding the exchange rate impact, growth was also 5%, as follows:

–

By units, total funds rose in all units. The largest increases were in Argentina (+55%), Poland (+28%) and Brazil (+11%). More moderate growth of between 4% and 8% in Portugal, the United States, Mexico, Chile and Spain. In Santander Consumer Finance and the United Kingdom balances hardly changed as the sharp fall in time deposits (and savings in the UK’s case) offset the growth in current accounts (+4% and +2%, respectively).

–

Demand deposits increased 7%, with growth in all units except the United States. Time deposits rose 3% due to Latin American countries, particularly Brazil, which grew 15% under its strategy of replacing letras financeiras with customer deposits in order to optimise the cost of funds. Mutual funds rose 3%, recovering growth in 2019 after the fall in markets in 2018.

As well as capturing customer deposits, Grupo Santander, for strategic reasons, maintains a selective policy of issuing securities in the international fixed income markets and strives to adapt the frequency and volume of its market operations to the structural liquidity needs of each unit, as well as to the receptiveness of each market.

•	In the first quarter, the Group issued:

–	Medium- and long-term senior debt amounting to EUR 4,134 million and covered bonds placed in the market of EUR 1,436 million.

–	There were EUR 3,513 million of securitisations placed in the market.

–	Issuances to meet the TLAC (Total Loss-Absorbing Capacity) requirement amounting to EUR 1,056 million, in order to strengthen the Group’s situation, consisting entirely of preferred debt.

–	Maturities of medium- and long-term debt of EUR 7,364 million.

•	The net loan-to-deposit ratio was 113% (112% in March 2018). The ratio of deposits plus medium- and long-term funding to the Group’s loans was 113%, underscoring the comfortable funding structure.

20         January - March 2019

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Solvency ratios

SOLVENCY RATIOS

The CET1 ratio reached 11.25% following the organic generation of 20 bps in the first quarter and absorbing -29 bps of negative accounting and regulatory impacts (due to the application of IFRS 16 and TRIM).

Tangible equity per share was EUR 4.30, an increase of 3% in the quarter.

The fully loaded leverage ratio was 5.1%, almost the same as in December 2018.

At the end of March, the total phased-in capital ratio stood at 14.87% and the CET1 ratio (phased-in and fully loaded) at 11.25%, comfortably meeting the minimum levels required by the European Central Bank on a consolidated basis (13.185% for the total capital ratio and 9.685% for the CET1 ratio).

The CET1 ratio was 11.25% (11.30% at the end of 2018), as it was affected by accounting and regulatory impacts (-29 bps). On 1 January 2019 the IFRS 16 came into force, which implied several accounting changes affecting the capital ratios (negative impact in the first quarter of 19 bps). In addition, there were -3 bps from the IFRS 9 calendar, -2 bps from models in Spain and -5 bps from TRIM (Targeted Review of Internal Models).

On the other hand, the organic generation in the first quarter was 20 bps, well above quarterly average, from profits and proactive risk weighted asset management. There were also slightly positive impacts from perimeter (+2 bps including the sale of Prisma in Argentina) and another 2 bps from markets and other.

Had the IFRS 9 transitional arrangement not been applied, the total impact on the CET1 would have been -23 bps.

In April, the European Central Bank published the aggregate result of its Supervisory Review and Evaluation Process (SREP) carried out in 2018. This showed that Santander has lower capital requirements than the average of SSM banks. This positive differential was wider in 2018 than in 2017.

Eligible capital. March 2019*

EUR million

	Phased-in	Fully loaded
CET1	68,230	68,230
Basic capital	79,120	78,289
Eligible capital	90,141	89,983
Risk-weighted assets	606,300	606,300

CET1 capital ratio	11.25	11.25
T1 capital ratio	13.05	12.91
Total capital ratio	14.87	14.84

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Risk management

RISK MANAGEMENT

In a context of increased volatility, Santander maintains its medium-low risk profile based on improving credit risk indicators, low risk market activities focused on servicing our customers and minimisation of the exposure to operational risk events.

The Group’s positive trend in credit quality continued, with an improved cost of credit at .0.97% (-3 bps in the quarter), a NPL ratio of 3.62% (-11 bps in the quarter) and coverage of 68% (+40 bps in the quarter) ,

Market risk exposure remained at low levels despite volatility and uncertainty.

The operational risk profile remained stable, maintaining distribution of losses by category in the quarter.

Credit risk management

The positive trend in credit quality continued, underpinned by the good evolution of the NPL ratios, coverage and cost of credit in the first quarter.

Non-performing loans amounted to EUR 35,590 million at the end of March, and remained stable in the quarter (-0.3%). Excluding the exchange-rate impact, the volume of NPLs was 1% lower with falls in the US and flat in Europe and Latin America. Both inflows to NPLs and charge-offs reduced compared to the previous quarter and on a year-on-year basis.

The Group’s NPL ratio continued to fall (-11 bps in the quarter to 3.62%).

Notable reductions were observed in the US, Portugal and Mexico during the quarter, while Argentina’s ratio increased, due to the country’s complex economic situation. The rest of the countries remained roughly stable. Compared to March 2018, the improvement in the NPL ratio was 40 bps.

Loan-loss provisions made in the first quarter amounted to EUR 2,172 million, 11% lower than the fourth quarter of 2018 (notably lower in the US), and 4% lower than in the first quarter of 2018, both in constant euros.

Provisions remained concentrated in the US and Brazil. This reflects their business models which allow a greater capacity to absorb losses from higher income levels.

Cost of credit remained at historic lows (0.97%), and improved 3 bps in the first quarter and 7 bps since March 2018.

The cost of credit declined in the United States and in the Latin American countries, except for Argentina, while in Europe, levels were similar to those at the end of 2018.

Credit risk
EUR million

	Mar-19	Mar-18	Var. %	Dec-18
Non-performing loans	35,590	37,408	(4.9)	35,692
NPL ratio (%)	3.62	4.02		3.73
Loan-loss allowances	24,129	26,173	(7.8)	24,061
For impaired assets	15,100	16,693	(9.5)	15,148
For other assets	9,029	9,480	(4.8)	8,913
Coverage ratio (%)	68	70		67
Cost of credit (%)	0.97	1.04		1.00

Key metrics geographic performance. March 2019
%

	NPL	Change (bps)		Coverage
	ratio	QoQ	YoY	ratio
Spain	6.19	—	(8)	44
Spain Real
Estate Activity	91.08	(597)	(474)	36
SCF	2.33	4	(15)	105
Poland	4.39	11	(38)	68
Portugal	5.77	(17)	(252)	51
United Kingdom	1.14	9	(3)	31
Brazil	5.26	1	—	108
Mexico	2.12	(31)	(56)	130
Chile	4.67	1	(33)	60
Argentina	3.50	33	96	119
US	2.41	(51)	(45)	161

22         January - March 2019

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corporate culture	events since quarter end	information	Santander share	Appendix
Risk management

Loan-loss provisions amounted to EUR 24,129 million. Coverage at the end of March was 68% for the Group, up 40 bps in the first quarter. Also taking into account that in Spain and the UK, a large part of their portfolios have mortgage collateral and justifying lower coverage levels.

The Group’s coverage by IFRS 9 stages remained stable on a year-on-year basis, with no significant movements in the first quarter.

Coverage ratio by stage
EUR billion
	Exposure*	Coverage
	Mar-19	Mar-19	Mar-18
Stage 1	870	0.5%	0.5%
Stage 2	54	9.1%	8.6%
Stage 3	36	42.4%	44.6%

(*)	advances Exposure subject to customers to impairment. not subject Additionally, to impairment there recorded are EUR at 24 mark billion to market in loans with and changes through P&L.

Non-performing loans by quarter
EUR million

	Q1’18	Q2’18	Q3’18	Q4’18	Q1’19
Balance at beginning of period	37,596	37,407	36,654	36,332	35,692
Net additions	2,340	2,906	2,528	3,136	2,147
Increase in scope of consolidation	—	—	—	177	—
Exchange rate differences and other	361	(409)	(140)	(130)	479
Write-offs	(2,890)	(3,250)	(2,710)	(3,823)	(2,728)
Balance at period-end	37,407	36,654	36,332	35,692	35,590

Real estate exposure (1)

•	The Spain Real Estate Activity unit’s gross exposure was EUR 7.8 billion (having fallen EUR 1.5 billion in the quarter) and the provisions of EUR 4.0 billion represented coverage of 52%.

•	The net value was EUR 3.8 billion, equivalent to less than 1% of the balance of businesses in Spain.

•

Management continued to focus on reducing these assets, mainly loans and foreclosures. There was a real estate disposal in the quarter related to the completion of the agreement reached at the end of 2018 with a subsidiary of Cerberus Capital Management to sell a portfolio of properties.

•	This unit recorded losses of EUR 56 million in the first quarter, down from EUR 65 million in the first quarter of 2018.

Market risk

In the quarter, the global corporate banking trading activity risk, which is mainly interest rate driven and focused on servicing our customer’s needs, measured in daily VaR terms at 99%, fluctuated around an average value of EUR 13.5 million and reached EUR 21.6 million mainly as a result of increased volatility and the exposure to interest rate risk in Brazil, and within the established limits. These figures are low compared to the size of the Group’s balance sheet and activity.

Real estate exposure net value (1)
EUR billion

Mar-19

Real estate assets	3.0

- Foreclosed	2.3

- Rentals	0.7

Non-performing real estate loans	0.8

Assets + non-performing real estate	3.8

(1) Spain Real Estate Activity.

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Risk management

Trading portfolio*. VaR by geographic region
EUR million

	2019		2018
First quarter	Average	Latest	Average

Total	13.5	12.1	11.4
Europe	6.5	8.3	6.3
US and Asia	1.3	1.1	1.6
Latin America	12.2	8.1	9.4
Global activities	0.6	1.0	0.6

(*) Corporate & Investment Banking performance in financial markets.

Trading portfolio*. VaR by market factor
EUR million

First quarter 2019	Min.	Avg.	Max.	Last
VaR total	9.3	13.5	21.6	12.1
Diversification effect	(3.5)	(9.9)	(21.2)	(5.7)
Interest rate VaR	8.4	12.6	17.6	8.4
Equity VaR	1.0	3.4	15.3	1.0
FX VaR	1.8	3.8	6.1	4.0
Credit spreads VaR	2.3	3.6	4.8	4.5
Commodities VaR	0.0	0.0	0.1	0.0

(*) Corporate & Investment Banking performance in financial markets.

NOTE: the credit In the spreads Latin America, factor other United than States sovereign and Asia risk is portfolios, not relevant VaR and corresponding is included in to the interest rate factor.

Structural and liquidity risk

•	As regards structural exchange rate risk, Santander’s CET1 ratio coverage remained around 100% to protect it from foreign currency movements.

•

In structural interest rate risk, during the first quarter a positive impact was generated in the structural debt portfolio, mainly in Europe and the US, with less pressure on interest rates following the decisions taken by the ECB and the Fed, as well as in Brazil based on the proposed economic reforms.

•

In liquidity risk during the first quarter, the Group’s LCR ratio remained around 150%, underscoring a comfortable liquidity position, backed by our commercial strength and the model of autonomous subsidiaries, with high levels of customer deposits and solid liquid asset buffers.

Operational risk

•

The operational risk profile remained stable. The volume of losses was similar to that in the first quarter of 2018 and in line with expectations. There were no new events of a significant financial impact in the first quarter.

•	In relative terms, levels of losses by Basel categories were similar, mainly those derived from civil claims with customers and external fraud.

•	Operational losses represented less than 2.5% of total income, and capital consumption related to operational risk is only 10% of the total.

•	Management focused during the first quarter on strengthening our risk-monitoring frameworks (suppliers, significant change management processes, etc.).

•	In order to improve our services offered to our customers, adapt to multichannel demands and increase productivity we continue working on the digitalisation and automation of all our processes.

•	Cybersecurity, a key area for the Group, continues to improve as we continue our cybersecurity transformation programme in order to strengthen the detection, response and protection mechanisms.

24         January - March 2019

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Businesses

DESCRIPTION OF BUSINESS

In the first quarter of 2019, Grupo Santander maintained the same general criteria applied in 2018, as well as the same business segments.

The operating business areas are structured into two levels:

Geographic businesses. The operating units are segmented by geographical areas. This coincides with the Group’s first level of management and reflects Santander’s positioning in the world’s three main currency areas (euro, sterling and dollar). The segments reported on are:

•

Continental Europe. This covers all businesses in the area. Detailed financial information is provided on Spain, Portugal, Poland and Santander Consumer Finance (which incorporates all the region’s business, including the three countries mentioned herewith).

•	United Kingdom. This includes the businesses developed by the Group’s various units and branches in the country.

•	Latin America. This embraces all the Group’s financial activities conducted via its banks and subsidiaries in the region. The financial statements of Brazil, Mexico, Chile and Argentina are provided.

•

United States. Includes the holding Santander Holdings USA (SHUSA) and its subsidiaries Santander Bank, Banco Santander Puerto Rico, Santander Consumer USA, Banco Santander International, Santander Investment Securities and the New York branch.

Global businesses. The activity of the operating units is distributed by the type of business: Retail Banking, Corporate & Investment Banking, Wealth Management and Spain Real Estate Activity.

•

Retail Banking. This covers all customer banking businesses, including consumer finance, except those of corporate banking, which are managed through SCIB, and asset management and private banking, which are managed by Wealth Management. The results of the hedging positions in each country are also included, conducted within the sphere of each one’s Assets and Liabilities Committee.

•

Corporate & Investment Banking (SCIB). This business reflects the revenues from global corporate banking, investment banking and markets worldwide including treasuries managed globally (always after the appropriate distribution with Retail Banking customers), as well as equities business.

•	Wealth Management. Includes the asset management business (Santander Asset Management), the new corporate unit of Private Banking and International Private Banking in Miami and Switzerland.

In addition to these operating units, which report by geographic area and by businesses, the Group continues to maintain the area of Corporate Centre. This area incorporates the centralised activities relating to equity stakes in financial companies, financial management of the structural exchange rate position, assumed within the sphere of the Group’s Assets and Liabilities Committee, as well as management of liquidity and of shareholders’ equity via issuances.

As the Group’s holding entity, this area manages all capital and reserves and allocations of capital and liquidity with the rest of businesses. It also incorporates amortisation of goodwill but not the costs related to the Group’s central services (charged to the areas), except for corporate and institutional expenses related to the Group’s functioning.

The businesses included in each of the business areas in this report and the accounting principles under which their results are presented here may differ from the businesses included and accounting principles applied in the financial information separately prepared and disclosed by our subsidiaries (some of which are publicly listed) which in name or geographical description may seem to correspond to the business areas covered in this report. Accordingly, the results of operations and trends shown for our business areas in this document may differ materially from those of such subsidiaries.

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Businesses

Net operating income

EUR million

		/ Q4’18		/ Q1’18
Geographic businesses	Q1’19	%	% excl. FX	%	% excl. FX
Europa continental	1,900	(2.1)	(2.0)	(0.8)	(0.5)
Spain	858	11.5	11.5	(6.5)	(6.5)
Santander Consumer Finance	660	(4.7)	(4.6)	4.6	5.0
Poland	205	(9.0)	(8.9)	14.4	17.7
Portugal	201	16.7	16.7	9.8	9.8
Rest	(24)	—	—	—	—
United Kingdom	497	(16.2)	(17.5)	(15.1)	(16.1)
Latin America	3,393	2.1	2.8	0.1	6.9
Brazil	2,292	3.9	2.3	0.5	7.8
Mexico	544	4.4	0.8	10.8	4.9
Chile	345	(5.2)	(7.5)	(9.7)	(7.5)
Argentina	129	(13.1)	101.7	(18.6)	59.8
Rest	83	(1.7)	(2.1)	5.8	9.7
United States	1,040	(11.2)	(12.2)	23.4	14.1
Operating areas	6,830	(2.8)	(2.8)	1.4	3.7
Corporate Centre	(503)	18.9	18.9	44.8	44.8
Total Group	6,327	(4.2)	(4.2)	(0.9)	1.4

Global businesses
Retail Banking	5,919	(2.7)	(3.4)	2.3	4.2
Corporate & Investment Banking	736	(7.0)	(1.9)	(8.6)	(3.8)
Wealth Management	209	(1.6)	(0.3)	6.2	7.4
Real Estate Activity Spain	(34)	(40.2)	(40.2)	(36.7)	(36.7)
Operating areas	6,830	(2.8)	(2.8)	1.4	3.7
Corporate Centre	(503)	18.9	18.9	44.8	44.8
Total Group	6,327	(4.2)	(4.2)	(0.9)	1.4

Attributable profit to the parent

EUR million

		/ Q4’18		/ Q1’18
Geographic businesses	Q1’19	%	% excl. FX	%	% excl. FX
Continental Europe (1)	871	(7.9)	(7.8)	(6.5)	(6.2)
Spain	403	(6.7)	(6.7)	(11.4)	(11.4)
Santander Consumer Finance	325	9.8	10.2	0.7	1.1
Poland (1)	62	0.6	0.4	(1.9)	1.0
Portugal	135	(0.4)	(0.4)	6.7	6.7
Other	(54)	—	—	49.2	52.8
United Kingdom (1)	271	(5.1)	(6.7)	(15.2)	(16.3)
Latin America (1)	1,137	6.5	5.8	3.5	10.9
Brazil	724	9.3	7.7	7.0	14.8
Mexico	206	0.3	(3.2)	18.3	12.0
Chile	149	(2.9)	(5.2)	(1.1)	1.3
Argentina (1)	11	(36.5)	357.4	(83.7)	(67.9)
Other	47	62.1	60.4	51.9	59.7
US	182	98.2	102.5	45.8	34.7
Operating areas (1)	2,462	3.0	2.6	(0.5)	2.0
Corporate Centre (1)	(514)	39.2	39.2	22.1	22.1
Total Group (1)	1,948	(3.7)	(4.1)	(5.2)	(2.2)
Net capital gains and provisions	(108)	—	—	—	—
Total Group	1,840	(11.0)	(11.4)	(10.4)	(7.7)

Global businesses
Retail Banking (1)	1,920	3.1	0.9	(0.6)	1.2
Corporate & Investment Banking	457	2.1	9.2	(5.4)	(0.3)
Wealth Management	142	4.1	5.6	12.9	14.2
Real Estate Activity Spain	(56)	2.7	2.7	(13.9)	(13.9)
Operating areas (1)	2,462	3.0	2.6	(0.5)	2.0
Corporate Centre (1)	(514)	39.2	39.2	22.1	22.1
Total Group (1)	1,948	(3.7)	(4.1)	(5.2)	(2.2)
Net capital gains and provisions	(108)	—	—	—	—
Total Group	1,840	(11.0)	(11.4)	(10.4)	(7.7)

(1)	Underlying attributable profit (excluding net capital gains and provisions).

26         January - March 2019

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Businesses

Gross loans and advances to customers excluding reverse repos

EUR million

		/ Q4’18		/ Q1’18
Geographic businesses	Q1’19	%	% excl. FX	%	% excl. FX
Continental Europe	393,071	0.6	0.4	2.6	2.6
Spain	209,608	(0.0)	(0.0)	(3.4)	(3.4)
Santander Consumer Finance	98,144	0.4	0.0	6.5	6.6
Poland	29,319	1.0	1.0	26.6	29.3
Portugal	36,478	(0.2)	(0.2)	(2.5)	(2.5)
Other	19,522	9.3	8.6	45.5	40.8
United Kingdom	246,820	4.7	0.5	3.3	1.3
Latin America	161,902	3.1	1.1	4.1	10.3
Brazil	76,336	1.4	0.1	3.1	10.4
Mexico	32,866	5.4	1.6	14.5	10.3
Chile	40,795	4.6	0.6	4.6	7.6
Argentina	5,906	6.0	19.6	(23.7)	49.7
Other	5,999	0.7	(0.7)	(0.9)	0.7
US	87,759	4.9	2.9	21.4	10.7
Operating areas	889,553	2.6	0.8	4.7	4.3
Corporate Centre	6,390	(3.9)	(3.9)	1.8	1.8
Total Group	895,943	2.5	0.8	4.6	4.3
Customer funds (customer deposits excluding repos + mutual funds) EUR million
		/ Q4’18		/ Q1’18
Geographic businesses	Q1’19	%	% excl. FX	%	% excl. FX
Continental Europe	448,785	2.7	2.7	5.7	5.8
Spain	324,903	3.0	3.0	3.7	3.7
Santander Consumer Finance	36,849	0.9	0.4	0.0	0.1
Poland	35,186	(1.0)	(1.1)	25.2	27.9
Portugal	40,242	2.8	2.8	8.1	8.1
Other	11,606	12.3	11.9	28.8	26.2
United Kingdom	212,786	3.0	(1.2)	2.6	0.7
Latin America	205,651	4.1	2.5	1.9	9.2
Brazil	113,769	3.2	1.9	3.3	10.6
Mexico	41,624	7.8	3.9	9.3	5.2
Chile	34,166	2.7	(1.2)	0.8	3.7
Argentina	10,385	1.9	15.0	(21.0)	55.1
Other	5,707	8.6	8.7	(11.5)	(8.3)
US	67,968	5.8	3.8	15.9	5.6
Operating areas	935,190	3.3	1.8	4.8	5.3
Corporate Centre	176	(27.9)	(27.9)	(18.8)	(18.8)
Total Group	935,365	3.3	1.8	4.8	5.3

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Geographic businesses

Spain

Highlights

The migration of Popular to the Santander platform was completed at the end of April in Galicia, Asturias, Cantabria, the Basque Country, Catalonia and the Canary Islands.

Strong activity with double-digit growth in new production by number of transactions (+14%) and significant improvement in new lending yields.

Further improvement in the customer spread (+31 bps year-on-year), spurred by the lower cost of funds (-23 bps) and the higher return on loans (+8 bps).

First quarter underlying profit of EUR 403 million, 11% lower year-on-year, mainly due to reduced gains on financial transactions and net fee income from wholesale business.

Commercial activity

•

Growth in new lending of 3% year-on-year, driven by SMEs, businesses and retail. Of note by products was consumer credit (+57%), spurred by pre-approval and digital contraction of loans (353,000 new digital customers in the quarter).

•

We continued with our strategy focused on companies, where loyal ones rose 20% year- on-year. The main drivers of customer loyalty continued to grow, with a particular focus on insurance (+16% new premiums) and point-of-sale terminals (+12% revenue).

•	We continued to promote the SmartRed branches (more than 550) as well as the Work Café model (two new openings in the first quarter).

•	SmartBank: of note in the new commercial offering are guarantees and loans to facilitate getting on the property ladder and the education and employment offer provided via Universia.

•	Fondo Smart, the largest private debt fund in Spain, has EUR 620 million to finance the growth of companies.

•	Launch of Generación 81, in order to gain market share in customers and business through the brand’s improved positioning.

Business performance

•	Loans remained stable compared to the fourth quarter of 2018 and fell 3% year-on-year due to deleveraging in SCIB and the fall in the stock of mortgages.

•	Growth in funds (+4%) year-on-year, with demand deposits growing 11%, offsetting the fall in time deposits.

Results

First quarter attributable profit was down 11% year-on-year at EUR 403 million, due to lower gains on financial transactions (sale of debt and better performance in the markets in the first quarter of 2018) and reduced net fee income from wholesale banking.

In addition to these impacts:

•

Good performance of net interest income, with 6% growth year-on-year thanks to the increase in the customer spread to 1.92 pp (+31 bps year-on-year), resulting from the fall in the cost of deposits (-23 bps) as well as the rise in the return on loans (+8 bps).

•	Costs were 6% lower thanks to the efficiencies resulting from Popular’s integration.

•	Further fall in non-performing loans and stable cost of credit (0.34%).

The comparison with the fourth quarter is affected by lower wholesale revenue and net interest income (lower interest accruals in the ALCO portfolio, IFRS 16 impacts and day effects offset the positive impact of the enhanced conditions of the 1|2|3 account) and the higher LLPs (particularly low in the fourth quarter). On the other hand, costs decreased.

Income statement

EUR million

	Q1’19	/ Q4’18	/ Q1’18

Revenue	1,938	+3%	-6%

Expenses	-1,079	-3%	-6%

LLPs	-218	+69%	+5%

Underlying profit (1)	403	-7%	-11%

Attributable profit	403	-7%	-11%

(1)	Excluding net capital gains and provisions.

Detailed financial information on page 52

28          January - March 2019

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Geographic businesses

Santander Consumer Finance

Highlights (changes in constant euros)

SCF continues to be the European consumer finance leader, with 7% growth in loans and a 2% increase in new lending.

Total income up 3%, largely due to net interest income, and cost control pushed up net operating income by 5%.

Underlying attributable profit was 1% higher year-on-year at EUR 325 million, due to greater net interest income. Cost of credit remained at low levels for this business.

Continued high profitability: RoTE of around 15% and RoRWA of more than 2%.

Commercial activity

•	SCF continued its growth based on its solid business model: diversification by country, efficiency and risk and recovery systems that maintain high credit quality.

•	Management continued to focus on boosting auto finance and increasing consumer finance through strengthening digital channels.

•	The new and used auto business in SCF continued to grow despite the fall in car sales in Europe (-3% in the first quarter), thanks to the good performance of the brands with which SCF operates.

•	The agreement with Hyundai Kia to acquire 51% of the financial entity that both companies own in Germany was completed in March, bolstering our leadership in this market.

•	In consumer finance, we continued the projects to transform the business model.

Business performance

•	New lending rose 2% year-on-year, underpinned by commercial agreements in several countries. Of note: Italy (+13%), France (+7%) and Spain (+4%).

•	Customer deposits continued to be a factor that differentiated us from our competitors. They continued to be stable at around EUR 36,800 million.

•	Recourse to wholesale funding amounted to EUR 3,337 million in the first quarter. Customer deposits and medium- and long-term issuances and securitisations covered 72% of net loans.

Results

First quarter underlying profit of EUR 325 million, 1% higher than the same period of 2018:

•	Net interest income rose 3% due to higher volumes.

•	Costs remained stable, which combined with growth in total income improved the efficiency ratio to 43.4%, 1.2 pp better year-on-year.

•

The cost of credit remained at low levels (0.38%), underscoring the good performance of the portfolios although impacted by lower sales. The NPL ratio was 2.33%, 15 bps lower than in the first quarter of 2018.

•	The largest profits were generated by Germany (EUR 83 million), the Nordic countries (EUR 60 million) and Spain (EUR 59 million).

Compared to the fourth quarter of 2018, the P&L statement was better and profit 10% higher.

Income statement

EUR million and % change in constant euros

	Q1’19	/ Q4’18	/ Q1’18

Revenue	1,167	-2%	+3%

Expenses	-507	+3%	0%

LLPs	-122	+158%	+2%

Underlying profit (1)	325	+10%	+1%

Attributable profit	325	+10%	+1%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 53

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Geographic businesses

Poland

Highlights (changes in constant euros)

Santander is the second largest bank in Poland in terms of assets following the integration of Deutsche Bank Polska’s retail and SME business at the end of 2018.

The main management focus is on increasing business revenue in a competitive environment and obtaining synergies from the integration.

Profit in the quarter was impacted by the greater BFG and Banking Tax contributions. Of note in other lines was an increase in revenue and costs (partly due to perimeter) as well as a strong improvement in the cost of credit.

Commercial activity

•	Following the integration of Deutsche Bank Polska’s retail and SME business in 2018, the Bank is focused on synergy achievement and improving customer relationships.

•	The Bank’s strategy to be the bank of first choice continues, predicting and responding to customer expectations.

•

The As I Want It account continued growing strongly with more than 1.3 million new accounts opened since its launch in September 2017. This account was awarded the Golden Banker award as the best personal account.

•	We remained a leader in mobile applications. Our mobile app won a vote of internet users and the Bank’s eAccounting module for SMEs came third at the Mobile Trends Awards.

Business performance

•

Year-on-year, the Bank recorded loan strong growth, mainly due to the integration of the retail and SME businesses of Deutsche Bank Polska. Gross loans rose 29%, driven by all the Bank’s target segments. Compared to the previous quarter, volumes were stable as moderate increases in individuals and SMEs were partially offset by the fall in SCIB.

•

There was similarly strong year-on-year growth (+32%) in deposits (significant increases in corporates, individuals and SMEs). During the first quarter of 2019, total customer funds decreased 1% due to active management relating to liquidity and cost of deposit optimisation.

Results

Attributable profit of EUR 50 million in the first quarter, which includes EUR 12 million of restructuring costs. Underlying attributable profit was EUR 62 million, 1% more than in the same period of 2018:

•	Positive top line growth, benefiting from the Deutsche Bank Polska integration. As such, net operating income increased 18%.

•	Loan-loss provisions fell 3%, with the consequent improvement in cost of credit.

•	Other income was affected by the higher Banking Tax contribution which also added to fiscal pressures as it is non-deductible.

Compared to the previous quarter, underlying attributable profit was flat. Increased interest and net fee income (+4%) was offset by the aforementioned BFG and Banking Tax contributions.

Income statement

EUR million and % change in constant euros

	Q1’19	/ Q4’18	/ Q1’18

Revenue	377	-3%	+17%

Expenses	-172	+5%	+15%

LLPs	-43	+5%	-3%

Underlying profit (1)	62	0%	+1%

Attributable profit	50	-53%	-18%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 54

30         January - March 2019

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Geographic businesses

Portugal

Highlights

Business continued to grow strongly, with high market shares in new lending to companies and mortgages of around 20%.

Standard & Poor’s upgraded the Bank’s rating in March to BBB, emphasising its strong competitive position in the country and the quality of its assets.

Santander is the banking brand with the best reputation in Portugal, according to the RepScore Global Pulse study conducted by On Strategy 2019.

Attributable profit increased 7% year-on-year, reflecting revenue growth, lower costs and a reduced cost of credit.

Commercial activity

The Bank continued its strategy to tailor products and services to customers’ needs, focusing on increasing the number of customers and their loyalty:

•	In February, we launched a campaign to capture new customers with an offer including various benefits when opening new accounts (SIM, Mundo 1|2|3 and Happy/Stream).

•	The commercial transformation continued with streamlining and greater agility in new mortgages, and opening the first Work Café in Portugal.

•	In digital transformation we launched the online loan for SMEs and companies, so they have immediate liquidity for their treasury needs.

•

Another Box Santander Advance was held in March in Leiria, consolidating the policy of getting closer to companies, organisations, local associations and universities, via an exchange of experiences, opinions and knowledge.

Business performance

•	Growth in loans remained strong, with market shares in new loans to companies and mortgages of around 20%. Despite this, the stock of loans fell slightly due to the sale of portfolios in 2018.

•	Customer funds increased 8% year-on-year, spurred by deposits (+9%). Demand deposits were up 11% and time deposits 7%.

Results

The first quarter attributable profit rose 7% year-on-year. By lines:

•

Total income increased 5%, driven by gains on financial transactions that rose because of the results from ALCO portfolio sales. The evolution of net interest income was in line with that of the stock of credit.

•	Costs declined, thereby net operating income grew 10% and the efficiency ratio improved 2.6 pp year-on-year to 43.9%.

•	Provisions were slightly positive due to greater recoveries. The NPL ratio fell notably to 5.77% from 8.29% in March 2018, and the cost of credit improved to 0.03%.

Compared to the fourth quarter of 2018, profit was stable, as the good performance of revenue, costs and loan-loss provisions was offset by the Banking Tax contribution in the first quarter.

Income statement

EUR million

	Q1’19	/ Q4’18	/ Q1’18

Revenue	357	-7%	+5%

Expenses	-157	+3%	+1%

LLPs	-13	—	—

Underlying profit (1)	135	0%	+7%

Attributable profit	135	0%	+7%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 55

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Geographic businesses

United Kingdom

Highlights (changes in constant euros)

Good business evolution: growth in mortgages and other retail loans in a highly competitive market, while continuing to reduce commercial real estate exposure.

Underlying profit decreased 16% year-on-year in Q1 2019. These results reflect the competitive income pressures and the uncertainty stemming from Brexit affecting revenue, as well as increased costs related to technology and projects.

In the quarter, the results include EUR 66 million of restructuring costs.

Commercial activity

•

We continued to invest in business transformation in response to changes in how customers are choosing to carry out their banking. As part of the branch restructuring changes announced in early 2019, 140 branches will closed. Furthermore, 100 other branches will be refurbished over the next two years through an investment of GBP 55 million.

•

Digital adoption continues to drive change in the Bank. We retained 60% of refinanced mortgage loans online, an increase of 7 pp year-on-year. 44% of current accounts and 73% of credit cards were opened through digital channels, an increase of 5 pp and 19 pp year-on-year, respectively.

•	We continued to gain loyal customers: retail (+3%), and SME and corporate (+7%). And we attracted more than 400,000 digital customers in the last 12 months.

Business performance

•	Customer lending broadly flat with growth in mortgages and other retail loans, was offset by active management of CRE exposures.

•

Customer deposits increased slightly year-on-year (+1%), with growth in commercial banking, partially offset by reduction in retail. Mutual funds fell 4% year-on-year predominately driven by negative market movements and lower net flows in 2018, as they increased 5% since December.

Results

Attributable profit amounted to EUR 205 million in the first quarter, including EUR 66 million of restructuring costs. Excluding this, underlying attributable profit was EUR 271 million, 16% lower year-on-year, as:

•

Total income declined 6% due to competitive pressures, particularly lower new mortgage margins and SVR attrition, a reduction in net fee income at SCIB and lower gains on financial transactions (-67%).

•	Operating expenses rose 1% as efficiency improvements were offset by increased costs relating to technology and projects.

•	Loan-loss provisions improved (-5%), with cost of credit remaining very low at 7 bps. The NPL ratio improved to 1.14%, backed by our prudent approach to risk and the resilience of the UK economy.

Compared to the fourth quarter of 2018, underlying attributable profit decreased 7% resulting from the aforementioned factors affecting total income and costs.

Income statement

EUR million and % change in constant euros

	Q1’19	/ Q4’18	/ Q1’18

Revenue	1,280	-5%	+6%

Expenses	-783	+4%	+1%

LLPs	-64	+41%	-5%

Underlying profit (1)	271	-7%	-16%

Attributable profit	205	-30%	-37%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 56

32         January - March 2019

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Geographic businesses

Brazil

Highlights (changes in constant euros)

Our business model focusing on the customer experience and satisfaction enables us to keep on capturing innovative opportunities in the market.

Consistent and recurring revenue growth, underpinned by higher volumes, while costs remained under control, which helped to improve efficiency.

The solid risk management produced the fall in provisions and the good evolution of the cost of credit.

Profit growing sustainably quarter after quarter as a result of the selective increase in market share, to EUR 724 million (+15% year-on-year), with a RoTE of 21%.

Commercial activity

We continued to progress in our commercial and digital initiatives:

•

In the digital strategy, it is now possible to open accounts via the Santander Way app. We also launched Santander On, an app to help customers in their financial life (advising them on loans and detailing their financial commitments).

•	Launch of Pi, the digital investment platform. Moreover, Ben, focused on food benefits, continued with the incorporation of new establishments.

•	In acquiring, total income continued to grow (+21% year-on-year) and market share increased (12.3%; +132 bps). In cards, total income was up 22% with a higher market share in loans.

•	In consumer finance, we remained the leader (market share in auto of 23.5% in February), and we are taking steps to speed up the release and payment of vehicles.

•	Lastly, and according to the EXAME/IRBC de Atenção ao Cliente ranking, we are the leader in customer service in the banking sector.

Business performance

•

Loans grew 10% year-on-year, with profitable gains in market share. This was mainly due to business with individuals (+20%) and consumer finance (+18%). Of note in companies was the growth in credit to SMEs (+6%).

•	Deposits increased 14% year-on-year: growth in demand deposits (+11%) and time deposits (+15%). Mutual funds rose 7%, improving the quarterly trend.

Results

First quarter attributable profit of EUR 724 million, 15% more year-on-year. Of note:

•	Net interest income rose 6%, with growth in customer related net interest income, partly offset by lower market related net interest income and IFRS 16 impacts.

•	Net fee income grew 8%, with rises in almost all lines, of note: cards (+16%) and insurance (+16%).

•	Operating expenses increased 3%, lower than the rise in total income and inflation, which helped improve the efficiency ratio to 32.8% (-100 bps year-on-year).

•	Loan-loss provisions fell 7%, with a cost of credit clearly below 4% (4.35% in March 2018). The NPL ratio was 5.26% and coverage 108%.

Compared to the fourth quarter of 2018, profit was 8% higher thanks to the fall in costs and provisions. Total income was affected by the net fee income seasonality in the fourth quarter, lower market related net interest income, some spread compression and the application of IFRS 16.

Income statement

EUR million and % change in constant euros

	Q1’19	/ Q4’18	/ Q1’18

Revenue	3,411	-1%	+6%

Expenses	-1,119	-7%	+3%

LLPs	-710	-4%	-7%

Underlying profit (1)	724	+8%	+15%

Attributable profit	724	+8%	+15%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 58

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Geographic businesses

Mexico

Highlights (changes in constant euros)

The strategy continued to focus on the transformation of retail baking, improving the customer attention models and driving digitalisation, which was reflected in greater customer attraction and increased loyalty and in the launch of new businesses.

Faster growth in lending, notably to large companies (+20%) and payroll credit (+13%). The rise in funds continued to be spurred by the deposits from individuals and SMEs.

Attributable profit was up 12%, underpinned by the good performance of net interest income and loan-loss provisions, which more than offset the rise in costs.

Commercial activity

The commercial strategy remained focused on boosting use of digital channels, attracting new customers and increasing their loyalty with new products and services:

•	As regards the distribution model, we transformed 364 branches, and the number of latest generation full function ATMs reached 862.

•	The Santander Plus programme has captured more than 5.4 million customers since May 2016, 52% of them new ones.

•	In auto finance, we continued to progress in consolidating the agreement with Suzuki in order to be its main financial partner.

•	Two commerce chains were incorporated as banking correspondents (27,366 points-of-attention for making basic transactions).

•

In digital strategy, Súper Móvil has new functionalities and Mis Metas, a new functionality to help customers achieve their savings plans, was launched. Financial transactions via digital channels grew considerably and accounted for 22% of the total, up from 18% in March 2018.

Strong year-on-year growth of loyal and digital customers and mobile banking customers (+69%).

Business performance

•

Lending rose 10% year-on-year, with the focus on profitability. Loans to individuals rose 7% with notable growth in payroll loans (+13%) and mortgages (+8%). Total corporate loans increased 11%, driven by large companies (+20%).

•	Customer funds increased 5% year-on-year, underpinned by time deposits (+12%) and demand deposits (+4%). Those of individuals were up 13%.

Results

First quarter profit of EUR 206 million was 12% higher than in the same period of 2018, as follows:

•

Net interest income rose 12%, driven by increased volumes and higher interest rates. As regards other operating income, gains on financial transactions fell due to a weaker market performance in the quarter and net fee income grew moderately because of lower wholesale activity. On the other hand, strong growth in credit cards and insurance.

•	Operating expenses increased 10%, in line with the ongoing investment plans.

•	Loan-loss provisions declined 9%, with the cost of credit falling to 2.62% and an NPL ratio that was also notably lower (2.12%).

Compared to the fourth quarter of 2018, profit was slightly down (-3%) due to higher taxes, as profit before tax was 3% higher.

Income statement

EUR million and % change in constant euros

	Q1’19	/ Q4’18	/ Q1’18

Revenue	939	-1%	+7%

Expenses	-395	-1%	+10%

LLPs	-193	-13%	-9%

Underlying profit (1)	206	-3%	+12%

Attributable profit	206	-3%	+12%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 59

34         January - March 2019

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Geographic businesses

Chile

Highlights (changes in constant euros)

We continued the commercial and branch network transformation, based on technological developments in order to attract new customers and boost loyalty.

Growth in business volumes, at a faster pace mainly in the individual customers segment.

Underlying attributable profit increased 1% year-on-year, affected by lower inflation which impacted net interest income (EUR -45 million). Costs remained stable and better performance of provisions.

Commercial activity

Santander continued to be the leading privately owned bank in Chile in terms of assets, customers and profit. The Group continued its strategy in the first quarter, focused on offering an attractive profitability in a low risk country where economic growth is increasing above 3%:

•	We continued to transform the traditional network into a new branch model, opening more Work Café offices in the quarter and progressing in the pilot of Work Café 2.0.

•	We are going to expand our Santander Life programme in the coming quarters with new products, and deepen the financial education plan.

•	We plan to take advantage of digital developments in 2019 to launch new initiatives to meet the needs of Asset Management and Private Banking clients, as well as install Superdigital.

Business performance

•	Lending rose 8% year-on-year, underpinned by mortgages (+14%), consumer finance (+9%) and good performance with companies.

•	On the other hand, customer funds rose driven by demand and time deposits (+4% each year-on-year). Mutual funds were up 2%.

Results

First quarter underlying attributable profit of EUR 149 million, 1% higher year-on-year. Of note were:

•

Net interest income dropped 8% due to low inflation and an interest rate rise in the quarter, which affected spreads in the short term. Net fee income fell 5% due to wholesale, but credit cards rose 4%, insurance +6% and foreign trade +2%. Gains on financial transactions grew due to customer treasury and the sale of ALCO portfolios.

•	Operating expenses remained virtually stable.

•	The cost of credit continued to improve. The NPL ratio remained stable at around 4.67% and coverage was 60%.

Compared to the fourth quarter of 2018, attributable profit was 5% lower due to pressure on spreads. We see inflation rising and interest rates remaining stable in the coming quarters.

Income statement

EUR million and % change in constant euros

	Q1’19	/ Q4’18	/ Q1’18

Revenue	600	-6%	+4%

Expenses	-255	-4%	+1%

LLPs	-102	-17%	-14%

Underlying profit (1)	149	-5%	+1%

Attributable profit	149	-5%	+1%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 60

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Argentina

Highlights (changes in constant euros)

In February, 51% of Prisma Medios de Pago S.A. was sold and the remaining 49% was revaluated, generating a capital gain of EUR 150 million net of tax, which had an immaterial capital impact (+3 bps).

The focus on the digital transformation and the customer experience was reflected in high levels of loyal customers and digital penetration.

First quarter attributable profit of EUR 161 million leveraged by the Prisma operation. Excluding it, underlying profit was EUR 11 million, impacted by high inflation and the peso’s depreciation.

Commercial activity

In a volatile environment, reduced economic activity and annual inflation of 51%, we continued to focus on our four strategic pillars: growth, risk control, efficiency and customer experience, which enabled Santander Río to be consolidated as the largest privately owned bank by business volumes.

The commercial strategy in the first quarter centred on benefits and customer service programmes, while we continued to work on the digital transformation of the main processes and products. The number of digital customers increased 4% year-on-year.

Business performance

•

Demand for loans was affected by the recession and high interest rates. Peso loans rose by only 16% (mainly mortgages, auto finance and cards) and those in dollars 147%, favoured by the peso’s depreciation (+15% in dollars).

•	Peso deposits increased 33% and those in dollars 130% (+7% in dollars).

Results

First quarter attributable profit of EUR 161 million, driven by the capital gain from the Prisma operation. Underlying profit (excluding this impact) was 68% lower at EUR 11 million, including a negative impact of EUR 53 million from the high inflation adjustment.

As regards the business performance:

•

Customer revenue (net interest income and net fee income) increased 88%, showing a dynamic above inflation. Net interest income rose 96%, underpinned by higher interest rates, while net fee income increased 76%, driven by foreign currency transactions and net fee income from accounts and cash deposits.

•	Costs surged 81%, hit by the inflationary environment and the peso’s depreciation.

•

Loan-loss provisions increased, reflecting the economic deterioration, mainly among the medium- and low-income segments and two corporate single name charges. The NPL ratio was 3.50% and coverage 119%.

Income statement

EUR million and % change in constant euros

	Q1’19	/ Q4’18	/ Q1’18

Revenue	331	+366%	+72%

Expenses	-202	+12%	+81%

LLPs	-73	+32%	+188%

Underlying profit (1)	11	+357%	-68%

Attributable profit	161	—	+377%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 61

36         January - March 2019

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Geographic businesses

Highlights (changes in constant euros)

The Group continued to be the country’s leading privately owned bank, focused on growing in retail banking, improving efficiency and enhancing the quality of service.

Underlying attributable profit rose 21%, spurred by the good performance of net interest income and greater cost control.

Commercial activity and business performance

•	Santander continued to focus on improving customer satisfaction and increasing loyalty. Loyal customers rose 21%.

•

We continued to advance in our digital transformation strategy and in modernising channels. The number of digital customers increased 17% (penetration of 59%, up from 52% in March 2018). Transactions via digital channels rose 38% year-on-year.

•

Loans and advances grew in target segments, products and currencies: +16% in consumer credit and cards and +18% in the national currency portfolio. Peso deposits grew 12% and foreign currency ones rose 2% year-on-year.

Results

First quarter underlying attributable profit of EUR 36 million, 21% higher year-on-year.

•	Total income rose 15%, driven by net interest income. The efficiency ratio improved to 43%, 1.4 pp better than in the first quarter of 2018.

•	The NPL ratio remained at a low level (3.35%), coverage was high (114%) and the cost of credit was 2.72%.

Peru Highlights (changes in constant euros)

•	The strategy remained focused on the corporate segment, the country’s large companies and the Group’s global customers.

•	The auto loan financial entity continued to expand its business.

•

First quarter attributable profit of EUR 9 million (+7% year-on-year). Total income rose due to higher net interest income, net fee income and gains on financial transactions. Costs remained stable and the efficiency ratio improved to 33%.

•	The NPL ratio was 0.79%, coverage remained very high and cost of credit was only 0.14%.

Colombia Highlights (changes in constant euros)

•

Activity in Colombia remained focused on SCIB clients, large companies and corporates, contributing solutions in treasury, risk hedging, foreign trade, confirming, custody and development of investment banking products supporting the country’s infrastructure plan.

•	In auto finance, the origination share reached 2.5% (+100 bps in 12 months), in line with the strategy to attain the critical mass needed to consolidate ourselves in this market.

•	Lending rose 122% year-on-year, with growth in all segments. Of note was auto finance, which rose sevenfold and reached 4% of total loans. Deposits grew 67%, mainly due to time deposits.

•

The first quarter attributable profit was EUR 2 million (EUR 1 million in the same period of 2018). Total income grew 65%, underpinned by the growth in net interest income, net fee income and gains on financial transactions.

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Geographic businesses

United States

Highlights (changes in constant euros)

Volume trend improvement. After rising for the fourth consecutive quarter, lending rose 11% year-on-year spurred by auto loans and Commercial & Industrial lending. Customer funds increased 6% driven by SBNA and wholesale balances at the New York branch.

Attributable profit grew strongly year-on-year up to EUR 182 million due to the good performance of revenue, costs and provisions. Strong growth in the quarter favoured by lower provisions due to seasonal factors.

The growth rates of net interest income and provisions were affected by methodological changes in the accrual of TDRs, with almost no impact on bottom line results.

Commercial activity

In 2019, Santander US remains focused on the following strategic priorities:

Santander Bank: Commercial Banking’s “Lead Bank” strategy continues to show gains in primary customers. In Retail Banking, the focus on enhancing customer experience and product offerings across digital and physical channels increased customer satisfaction. The joint auto initiative with SC USA continues generating high volumes, with originations of USD 1 billion in the quarter.

Santander Consumer USA: Continues to target enhancing dealer experience in order to drive originations growth. The key levers to drive profitability are our focus on strong operations, credit risk management and pricing.

Business performance

•

In the quarter, volume trends improved with loan growth across retail banking, commercial banking, and commercial real estate banking. Originations grew year-on-year at SC USA in Chrysler loans (+23%) and core non-prime loans (+14%).

•	Customer funds increased 6% driven by SBNA (mainly time deposits) and wholesale balances at the New York branch.

Results

Attributable profit in the first quarter was EUR 182 million, 35% higher than the same period in 2018, with favourable evolution across all main lines. Methodological changes relating to the accrual of troubled debt restructuring (TDRs), impacted net interest income and loan-loss provisions.

•	Total income increased 6% (+3% ex. TDRs) due to higher balances and yields in lending at SBNA and also higher volumes and greater leasing operations at SC USA.

•	The cost trend continued to improve (-3%), thanks to cost optimisation measures.

•	Loan-loss provisions fell 2% (-9% ex. TDRs), mainly due to SC USA. The cost of credit and the NPL ratio improved over the last 12 months. Coverage rose to 161%.

Compared to the fourth quarter of 2018, attributable profit doubled as the fourth quarter was affected by seasonal factors (greater provisions at SC USA and higher costs). The net interest income and loan-loss provisions were also affected by the accrual of TDRs. Excluding the latter, net interest income decreased 1% and loan-loss provisions 24%.

Income statement

EUR million and % change in constant euros

	Q1’19	/ Q4’18	/ Q1’18

Revenue	1,875	-9%	+6%

Expenses	-774	-3%	-3%

LLPs	-611	-36%	-2%

Underlying profit (1)	182	+103%	-35%

Attributable profit	182	+103%	+35%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 62

38         January - March 2019

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Geographic businesses

Corporate Centre

Highlights

The Corporate Centre’s objective is to aid the operating units by contributing added value and carrying out the corporate function of oversight and control. It also carries out functions related to financial and capital management.

The underlying attributable loss was 22% higher compared to the first quarter of 2018, mainly due to higher costs related to foreign currency hedging and increased stock of issuances.

Strategy and functions

The Corporate Centre contributes value to the Group in various ways:

•	It makes the Group’s governance more solid, through global control frameworks and supervision.

•	Fostering the exchange of best practices in management of costs and economies of scale. This enables us to be one of the most efficient banks.

•

The Corporate Centre contributes to the Group’s revenue growth, by sharing the best commercial practices, launching global commercial initiatives and accelerating the digital transformation simultaneously in all countries.

It also coordinates the relationship with European regulators and develops functions related to financial and capital management, as follows:

•	Financial Management functions:

–

Structural management of liquidity risk associated with funding the Group’s recurring activity, stakes of a financial nature and management of net liquidity related to the needs of some business units.

–

This activity is carried out by diversifying the different funding sources (issuances and other), always maintaining an adequate profile in volumes, maturities and costs. The price at which these operations are made with other Group units is the market rate (Euribor or swap) plus the premium, which in liquidity terms, the Group supports by immobilising funds during the term of the operation.

–

Interest rate risk is also actively managed in order to soften the impact of interest rate changes on net interest income, conducted via high credit quality, very liquid and low capital consumption derivatives.

–

Strategic management of the exposure to exchange rates in equity and dynamic in the countervalue of the units’ results in euros for the next 12 months. Net investments in equity are currently covered by EUR 23,628 million (mainly Brazil, the UK, Mexico, Chile, the US, Poland and Norway) with different instruments (spot, fx, forwards).

•	Management of total capital and reserves: capital allocated to each of the units.

Results

First quarter attributable loss of EUR 694 million, versus EUR -421 million in the same period of 2018. The 2019 figure includes a loss of EUR 180 million, following the agreement reached in the third quarter of 2018 to sell a portfolio of real estate assets to a subsidiary of Cerberus Capital Management. This transaction had an immaterial capital impact.

Excluding these impacts, underlying attributable loss of EUR 514 million, 22% higher year-on-year and largely because of the higher costs related to foreign currency hedging.

Net interest income was hit by the higher stock of issuances and by IFRS 16.

Operating expenses were 1% lower and continued to reflect two impacts that offset each other: on the one hand, streamlining and simplification measures and, on the other, the investment in global projects for the Group’s digital transformation.

Corporate Centre

EUR million

	Q1’19	Q4’18	Chg.	Q1’18	Chg.
Total income	-384	-295	+30%	-227	+70%
Net operating income	-503	-423	+19%	-348	+45%
Underlying profit (1)	-514	-369	+39%	-421	+22%
Attributable profit	-694	-369	+88%	-421	+65%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 63

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Global businesses

Retail Banking

Highlights (changes in constant euros)

The Group continued to focus on customer loyalty and digital transformation. We continued to launch new products and services that cover the needs of our customers. As at end March, the Group had 20 million loyal customers and almost 34 million digital customers.

Underlying attributable profit of EUR 1,920 million in the first quarter, 1% higher than in the same period of 2018, affected by higher taxes and minority interests.

The good dynamics in customer revenue, controlled costs and stable provisions were reflected in the 6% increase in profit before tax.

Commercial activity

Santander’s goal is to create an open platform of financial services, based on two priorities so as to keep on offering the best service: that all products and services can be done digitally, and that they are as quick and efficient as possible. To this end, the commercial strategy is immersed in an acceleration of digitalisation.

A two-pronged approach is being taken for the digital transformation:

–

Transform our main banks, focusing on five key areas: (1) transform the front office; (2) transform the back office; (3) change the technology and systems architecture; (4) introduce new technological tools; and (5) convert us into an organisation focused on data with agile management.

–	At the same time, we are developing new digital businesses in order to support core banks and offer disruptive products and services such as Openbank and Superdigital.

We also launched a new global payments initiative that will incorporate One Pay FX (open market service for international transfers), Global Merchant Services (global payments platform for shops based on Brazil’s Getnet) and Global Trade Services (global commerce platform that makes it easier for SMEs to do international business).

Notable among the new products and services:

•

In Mexico, Mis Metas via Súper Móvil, a new functionality to help customers achieve their savings plans, was launched. In Brazil, the Santander On app that helps customers in their financial life, advises them on lines of credit and sets out their financial commitments.

•

Also noteworthy are the new products and services related to our consumer business, with the signing in Mexico of an agreement with Suzuki to be its main financial partner, and in Germany the agreement to acquire 51% of the financial entity of Hyundai Kia.

Lastly, of note in the first quarter was Openbank’s expansion and its next launch of testing in Germany. The next two countries this year are the Netherlands and Portugal.

These measures resulted in a 24% rise in digital customers and 10% in loyal clients.

Results

The first quarter underlying attributable profit rose 1%, driven by the good dynamics in customer revenue (+4%), with controlled costs and stable provisions. Of note was the performance of Latin America and the US.

Income statement

EUR million and % change in constant euros

	Q1’19	/ Q4’18	/ Q1’18

Revenue	10,768	-3%	+3%

Expenses	-4,849	-2%	-1%

LLPs	-2,136	-9%	0%

Underlying profit (1)	1,920	+1%	+1%

Attributable profit	1,991	+2%	+5%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 64

40         January - March 2019

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Global businesses

Corporate & Investment Banking

Highlights (changes in constant euros)

Santander is among the leaders in Latin America and Europe, particularly in Export & Agency Finance and Structured Financing, and in Europe in Debt Capital Markets for corporates.

We continued to advance in our mission to help our global customers in their capital issuances, providing them with financing solutions and transaction services. We also continued to adapt our product offering to the Bank’s digital transformation.

Attributable profit remained stable year-on-year, due to reduced activity in markets which was offset by the good evolution of value-added businesses.

Commercial activity

•

Cash management: strong growth in all the Group’s countries, particularly in Latin America, the US and the UK. We continued the digitalisation of Nexus, the services platform unifying local skills with global developments.

•

Export & Agency Finance: Santander participated as mandated lead arranger (MLA) in the greatest number of export finance operations, attaining leadership in ECAs business. This achievement showed Santander’s support for constant growth in the export finance business, gaining market share and importance in all geographic areas at the global level over the last few years.

•	Trade & Working Capital Solutions: solid growth, particularly in products such as Confirming and Receivables in Brazil, Argentina, Asia and the US, where the product offering was strengthened.

•

Debt Capital Markets: Santander continued to be the leader in Latin America by number of issuances, and for the first time led the tables in euro issuances for corporates. Also of note was the increased participation in the issuances of European and American issuers in dollars.

•

Syndicated Corporate Loans: Santander continued to play a key role in corporate financing, although the volumes of financing acquisitions were very affected by the lack of M&A activity. Of note was the drive in sustainable financing, with participation in the green and sustainable loans of companies such as Henkel and Acciona.

•

Structured Financing: the Group held its global leadership position in Latin America as well as Europe, heading the list at global level of issuers of project bonds and financial advice by number of operations. Of note was the drive in financing renewable energy projects, in line with the Group’s sustainable strategy.

•

Lower year-on-year contribution from markets activity, mainly due to the decline in European activity, which was not offset by the good performance in the Americas. Compared to the fourth quarter of 2018, business grew at double-digit rates, notably in the US and Latin America.

Results

The first quarter underlying attributable profit remained stable year-on-year, mainly due to the decline in Global Markets activity, affected by the performance of markets in Europe whose decline was offset by the good evolution of the businesses of Global Transaction Banking and Financing Solutions & Advisory.

Lower loan-loss provisions, particularly in the UK and Brazil, enabling the higher costs from transformational projects to be absorbed.

Income statement

EUR million and % change in constant euros

	Q1’19	/ Q4’18	/ Q1’18

Revenue	1,296	-0%	+1%

Expenses	-560	-3%	-8%

LLPs	-10	-83%	-86%

Underlying profit (1)	457	+9%	0%

Attributable profit	457	+9%	0%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 61

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Global businesses

Wealth Management - Asset Management and Private Banking

Highlights (changes in constant euros)

Attributable profit rose 14% compared to the first quarter of 2018.

Total contribution (net profit + net fee income) amounted to EUR 260 million, 6% more than in the first quarter of 2018.

Collaboration volumes between countries grew 41% year-on-year to EUR 3,593 million.

Assets under management amounted to EUR 348 billion (+3% year-on-year).

Commercial activity

•	We continued to develop measures in order to keep on offering the best products and services. Of note:

–

In Private Banking: we worked further on developing a platform that enables us to offer a global and connected proposition, leveraging our presence in more than 10 countries. We created the SPB Desk – local teams that channel all activity with global clients – strengthening connectivity between countries. Collaboration volumes between countries increased 41% to EUR 3,593 million.

–

Santander Asset Management (SAM): launched the first funds of the Santander GO range, offering our customers strategies of specialist managers, in a first phase with North American equities and an absolute return.

•

In digital transformation, we gradually installed a new banking platform (Virginia) for more than 1,000 international private banking clients in Miami. In addition, SAM allied with Blackrock to implement the Aladdin investment platform, the market’s most differential solution.

Business performance

•	Total assets under management amounted to EUR 348 billion, with growth in private banking as well as in SAM.

•	Of note in Private Banking was growth in Brazil (+13%) and Mexico (+11%). Customer loans grew 17%.

•	At SAM, growth driven by Latin America. Of note were Brazil (5%) and Chile (+6%).

Results

The first quarter attributable profit was EUR 142 million, 14% more year-on-year:

•	Higher revenue, notably the 11% rise in net interest income, mainly due to an increase in lending.

•	Increase in operating expenses, partly due to investment in platforms.

•	Loan-loss provisions recovered in the quarter due to lower doubtful loans mainly in Spain.

•	By units, of note profit growth in Brazil (+20%), Mexico (+22%) and Spain (+12%).

When the total net fee income generated by this business is added to net profit, the total contribution to the Group was EUR 260 million, 6% more year-on-year.

As previously announced, insurance business, which generated a total contribution of EUR 348 mill10ion in the first quarter, will be added to this division during 2019.

Income statement

EUR million and % change in constant euros

	Q1’19	/ Q4’18	/ Q1’18

Revenue	402	-3%	+6%

Expenses	-193	+7%	-4%

LLPs	7	—	—

Underlying profit (1)	142	+6%	+14%

Attributable profit	142	+6%	+14%

(1) Excluding net capital gains and provisions.

Detailed financial information on page 65

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Responsible banking

RESPONSIBLE BANKING

First quarter highlights

This year, in order to present the Group’s financial and non-financial information more clearly and facilitate its understanding, in February we included a report on sustainable banking in the 2018 Annual Report. This report follows the GRI standards and incorporates the information requested by Law 11/2018 on non-financial matters and diversity.

Santander Spain and the European Investment Bank will make EUR 50 million available to companies and the self-employed to improve energy efficiency. This new line of financing is aimed at replacing inefficient lighting with LED lighting. An online app will enable the energy savings generated to be estimated in order to calculate the period of amortisation of the investment in new equipment.

SCIB led Germany’s first syndicated sustainable corporate credit, linked to the environmental, social and good corporate governance performance of Henkel, the borrower. It also participated as joint bookrunner in the last two issues of Iberdrola’s green hybrid bonds in 2019, and the first public green bond issued by the telecoms sector (Telefónica).

Santander Universities launched the ninth edition of the W50 programme together with UCLA Business School in order to provide high performance training to female executives throughout the world who have great leadership capacity, so that they can hold positions in senior management and on company boards.

Santander is participating in a plan promoted by the Chilean government that will benefit 16 vulnerable groups in the country. The Bank forms part of this project and together with the Education Ministry, AIEP, Corp GMas Escuelas del Cariño and Crece Chile will support more than five million Chileans over the age of 18 who have not finished their basic education.

Santander received the Top Employers Europe 2018 certification and is in the Top 3 of the best banks to work for in Latin America in 2018, according to Great Place to Work.

The World Bank recognises Santander’s leadership in the sphere of gender equality and climate financing. The head of the Group’s Responsible Banking received the Gender CEO prize awarded by MIGA, the Multilateral Investment Guarantee Agency.

For the second consecutive year, Santander obtained the highest score among the 230 companies that form the Bloomberg Gender Index (95.32 out of 100), which assesses companies’ performance in gender equality matters.

The British International Finance magazine awarded Santander Mexico for the third time its International Finance Banking Award as the most socially responsible bank in Mexico.

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Corporate governance

CORPORATE GOVERNANCE

A responsible bank has a solid governance model with well-defined functions; it manages risks and opportunities prudently and defines its long-term strategy watching out for the interests of all its stakeholders and society in general

Changes to the board’s regulations

The board of directors approved at its meeting on 26 February changes to its regulations in order to adapt them to the guidelines in the Guía Técnica 1/2019 of the National Securities Market Commission (CNMV) on appointments and remuneration committees, and in order to comply at all times with the highest corporate governance standards. The main changes are:

•

The appointments committee will assume the powers and functions in corporate governance matters that until now were the powers of the risk supervision, regulation and compliance committee. Among other powers, the committee will provide support and advice to the board on corporate governance policy and internal governance; supervise and assess the communication strategy and relations with shareholders and investors or proxy advisors; inform the general meeting of shareholders on the committee’s activities during the year and on any proposal to change the board’s rules and regulations.

•

The director responsible for co-ordinating must always be a member of the appointments committee. When members are appointed to the committee, their knowledge and experience in corporate governance areas will be taken into account.

•	All members of the audit committee must be independent and the committee is responsible for supervising not only the financial information but also the non-financial and diversity information.

•	The responsible banking, sustainability and culture committee will mainly comprise independent directors and will always be presided by a director of this nature.

Changes in the board

Mr. Juan Miguel Villar Mir left the board as of 1 January, 2019.

The Bank announced on 3 April that Mr. Rodrigo Echenique Gordillo will cease his executive functions as of 1 May and will continue to be a member of the board and chairman of Santander Spain.

The AGM appointed Mr. Henrique de Castro as an independent director. Once the required authorisation of the supervisor is obtained and this appointment is effective, the board will have 15 members.

Changes in the composition of the board’s committees

As of 1 January, 2019 Mr. Bruce Carnegie-Brown ceased to be a member of the risk supervision, regulation and compliance committee.

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Changes in the organisational structure of the Group’s senior management

A new global unit focused on payments services called Santander Global Payments Services was created on 3 April. The board appointed Mr. Javier San Félix García to head it, subject to the supervisor’s authorisation.

In order to improve co-operation and decision-taking in the execution of the Group’s global strategy, the Group’s organisational structure was streamlined and three new key posts were created that will report to the CEO:

•	Europe. Gerry Byrne will head this area and those in charge of Spain, Portugal, the UK, Poland and Consumer Finance will report to him.

•	South America. Sergio Rial will head this area and those in charge of Chile, Argentina, Uruguay and the Andean region will report to him.

•	North America. Héctor Grisi and Scott Powell will jointly head this area and at the same time continue to be in charge of Mexico and the US, respectively.

Annual General Meeting

The AGM was held on 12 April, at which holders of 11,122,839,926 shares were present or represented. The quorum was 68.508% of the Bank’s share capital.

The agreements submitted to a vote received an average 94.01% of favourable votes. The Bank’s management during 2018 was approved by 94.21% of votes.

The remuneration policy for directors for 2019, 2020 and 2021 was submitted to the Meeting’s binding approval, and received 91.64% of votes in favour.

All the proposed agreements, the reports of administrators and other legal documentation regarding the AGM were published on the Group’s website on April 4 when the meeting was called. The documentation includes the 2018 Annual Report which has a section on corporate governance setting out the main activities of the board and of its committees in 2018, including detailed information on the regulations and procedures on which the Bank’s corporate governance system is based, as well as the annual report on directors’ remuneration.

In addition as the appointment of Mr. Henrique de Castro as a new director, the board approved the re-election of Mr. José Antonio Álvarez Álvarez as an executive director, Mr. Javier Botín-Sanz de Sautuola y O’Shea as a non-executive director neither proprietary nor independent and Mr. Bruce Carnegie-Brown, Mr. Ramiro Mato García-Ansorena and Ms. Belén Romana García as independent directors.

Full information on the agreements approved by the annual general meeting can be found at www.santander.com.

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Santander share

SANTANDER SHARE

Shareholder remuneration

The third dividend of EUR 0.065 per share charged to 2018’s earnings was paid in cash in February.

The AGM approved the payment of a fourth dividend in cash of EUR 0.065 per share to be paid as of 1 May. This brings the total shareholder remuneration for 2018 to EUR 0.23 per share, 4.5% more than in 2017.

This remuneration represents a return on the average share price in 2018 of 4.75%.

In order to align us with the current comparable practices in Europe, the board’s target is to maintain in the medium term a pay-out ratio of 40%-50%, up from the current 30%-40%, and, as announced at the 2018 annual general meeting, make two payments charged to 2019’s earnings. The board expects to announce the interim 2019 dividend after its meeting in September.

Share price performance

The Santander share is listed in five markets, in Spain, Mexico and Poland as an ordinary share, in the UK as a CDI and in the US as an ADR.

In Spain, the main market where the Bank is listed, the share price ended March at EUR 4.145, 4.3% higher than at the end of 2018. This performance was below that of the Ibex 35 benchmark Spanish index, which rose 8.2%, and that of the DJ Stoxx 50 and MSCI World Banks (+12.9% and +5.8%, respectively), and in line with DJ Stoxx Banks, the main European banking index (+4.5%).

In terms of total return, the Santander share increased 5.9% in the first quarter, in line with the 6.0% rise of DJ Stoxx Banks.

The share price as we went to press was EUR 4.520 up 9.0% in the month.

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Santander share

SANTANDER SHARE

Market capitalisation and trading

At 29 March, 2019, Santander was the largest bank in the Eurozone by market capitalisation and the 17th in the world among financial entities (EUR 67,292 million).

The share’s weighting in the DJ Stoxx 50 was 1.8%, 8.0% in the DJ Stoxx Banks and 13.9% in the Ibex 35.

A total of 5,259 million Santander shares were traded in the first quarter for an effective value of EUR 22,064 million, the largest figure among the shares that comprise the EuroStoxx (liquidity ratio of 32%).

The daily trading volume was 83 million shares with an effective value of EUR 350 million.

The Santander share
March 2019

Shares and trading data
Shares (number)	16,236,573,942
Average daily turnover (number of shares)	83,482,174
Share liquidity (%)	32
(Number of shares traded during the year / number of shares)

Stock market indicators
Price / Tangible book value (X)	0.96
P/E ratio (X)	9.94
Free float (%)	99.99

Shareholder base

The total number of Santander shareholders at 31 March was 4,089,097 of which 3,830,664 were European (77.0% of the capital stock) and 242,184 from the Americas (21.7%).

Excluding the board, which holds 1.1% of the Bank’s capital stock, retail shareholders account for 39.6% and institutional shareholders 59.3%.

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Financial information Group

∎ Net fee income. Consolidated
EUR million
	Q1’19	Q4’18	Chg. %	Q1’18	Chg. %
Fees from services	1,779	1,829	(2.7)	1,807	(1.6)
Wealth management and marketing of customer funds	936	940	(0.4)	944	(0.9)
Securities and custody	216	187	15.5	203	6.2
Net fee income	2,931	2,956	(0.8)	2,955	(0.8)

∎ Operating expenses. Consolidated
EUR million
	Q1’19	Q4’18	Chg. %	Q1’18	Chg. %
Staff costs	3,006	3,068	(2.0)	3,000	0.2
Other general administrative expenses	2,005	2,217	(9.6)	2,151	(6.8)
Information technology	551	441	25.0	366	50.3
Communications	132	145	(8.8)	132	(0.3)
Advertising	157	193	(18.9)	150	4.9
Buildings and premises(1)	211	492	(57.2)	477	(55.7)
Printed and office material	32	33	(2.0)	31	4.4
Taxes (other than tax on profits)	126	152	(17.0)	142	(11.6)
Other expenses	796	761	4.6	853	(6.6)
Administrative expenses	5,011	5,285	(5.2)	5,151	(2.7)
Depreciation and amortisation(1)	747	651	14.7	613	21.9
Operating expenses	5,758	5,936	(3.0)	5,764	(0.1)

(1) In Q1’19, impact of the IFRS 16 application.

∎ Operating means. Consolidated
	Employees			Branches
	Mar-19	Mar-18	Var.	Mar-19	Mar-18	Var.
Continental Europe	67,607	67,153	454	5,942	6,241	(299)
of which: Spain	32,366	32,611	(245)	4,366	4,481	(115)
Santander Consumer Finance	14,796	14,980	(184)	433	509	(76)
Poland	12,551	11,514	1,037	571	565	6
Portugal	6,735	7,018	(283)	561	676	(115)
United Kingdom	25,778	26,229	(451)	755	800	(45)
Latin America	89,843	89,527	316	5,921	5,917	4
of which: Brazil	46,793	47,375	(582)	3,562	3,484	78
Mexico	19,870	18,586	1,284	1,412	1,401	11
Chile	11,888	12,018	(130)	380	429	(49)
Argentina	9,271	9,177	94	468	482	(14)
US	17,279	17,247	32	659	679	(20)
Operating areas	200,507	200,156	351	13,277	13,637	(360)
Corporate Centre	1,977	1,744	233
Total Group	202,484	201,900	584	13,277	13,637	(360)

∎ Net loan-loss provisions. Consolidated
EUR million
	Q1’19	Q4’18	Chg. %	Q1’18	Chg. %
Non-performing loans	2,515	2,919	(13.8)	2,617	(3.9)
Country-risk	1	(5)	—	11	(90.8)
Recovery of written-off assets	(344)	(460)	(25.2)	(345)	(0.4)
Net loan-loss provisions	2,172	2,455	(11.5)	2,282	(4.8)

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Financial information Group

∎ Loans and advances to customers. Consolidated
EUR million
			Change
	Mar-19	Mar-18	Amount	%	Dec-18
Commercial bills	31,980	28,071	3,909	13.9	33,301
Secured loans	495,005	474,458	20,547	4.3	478,068
Other term loans	269,908	259,644	10,264	4.0	265,696
Finance leases	34,030	28,901	5,129	17.7	30,758
Receivable on demand	8,247	8,167	80	1.0	8,794
Credit cards receivable	22,687	20,990	1,697	8.1	23,083
Impaired assets	34,086	35,966	(1,880)	(5.2)	34,218
Gross loans and advances to customers (excl. reverse repos)	895,943	856,197	39,746	4.6	873,918
Reverse repos	37,696	25,780	11,916	46.2	32,310
Gross loans and advances to customers	933,639	881,977	51,662	5.9	906,228
Loan-loss allowances	23,444	25,349	(1,905)	(7.5)	23,307
Loans and advances to customers	910,195	856,628	53,567	6.3	882,921

∎ Total funds. Consolidated
EUR million
			Change
	Mar-19	Mar-18	Amount	%	Dec-18
Demand deposits	565,477	525,817	39,660	7.5	548,711
Time deposits	202,018	198,955	3,063	1.5	199,025
Mutual funds	167,870	167,816	54	0.0	157,888
Customer funds	935,365	892,588	42,777	4.8	905,624
Pension funds	15,623	16,046	(423)	(2.6)	15,393
Managed portfolios	28,024	26,286	1,738	6.6	26,785
Repos	40,866	42,568	(1,702)	(4.0)	32,760
Total funds	1,019,878	977,488	42,390	4.3	980,562

∎ Eligible capital (fully loaded)
EUR million
			Change
	Mar-19	Mar-18	Amount	%	Dec-18
Capital stock and reserves	117,837	116,450	1,387	1.2	114,147
Attributable profit	1,840	2,054	(214)	(10.4)	7,810
Dividends	(780)	(813)	33	(4.0)	(3,292)
Other retained earnings	(22,286)	(23,716)	1,430	(6.0)	(23,606)
Minority interests	7,138	7,304	(166)	(2.3)	6,981
Goodwill and intangible assets	(29,218)	(29,455)	237	(0.8)	(28,644)
Other deductions	(6,300)	(5,781)	(519)	9.0	(6,492)
Core CET1	68,230	66,043	2,188	3.3	66,904
Preferred shares and other eligible T1	10,059	8,884	1,175	13.2	8,934
Tier 1	78,289	74,926	3,362	4.5	75,838
Generic funds and eligible T2 instruments	11,694	11,696	(2)	(0.0)	11,669
Eligible capital	89,983	86,623	3,361	3.9	87,506
Risk-weighted assets	606,300	600,129	6,170	1.0	592,319

CET1 capital ratio	11.25	11.00	0.25		11.30
T1 capital ratio	12.91	12.49	0.42		12.80
Total capital ratio	14.84	14.43	0.41		14.77

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Financial information Businesses

∎ Continental Europe
EUR million
		/ Q4’18		/ Q1’18
Income statement	Q1’19	%	% excl. FX	%	% excl. FX
Net interest income	2,570	(1.5)	(1.4)	3.7	4.0
Net fee income	1,082	0.8	0.9	(4.3)	(4.1)
Gains (losses) on financial transactions	165	(40.0)	(40.1)	(37.6)	(37.7)
Other operating income	131	197.3	196.3	(2.5)	(3.5)
Total income	3,948	(1.3)	(1.3)	(1.5)	(1.3)
Operating expenses	(2,049)	(0.6)	(0.6)	(2.2)	(2.0)
Net operating income	1,900	(2.1)	(2.0)	(0.8)	(0.5)
Net loan-loss provisions	(392)	49.5	49.2	0.5	0.9
Other gains (losses) and provisions	(163)	(41.8)	(41.6)	22.6	22.9
Underlying profit before tax	1,344	(3.8)	(3.7)	(3.4)	(3.1)
Tax on profit	(375)	4.1	4.2	1.9	2.2
Underlying profit from continuing operations	969	(6.6)	(6.5)	(5.4)	(5.1)
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	969	(6.6)	(6.5)	(5.4)	(5.1)
Non-controlling interests	(98)	7.2	7.2	5.6	6.7
Underlying attributable profit to the parent	871	(7.9)	(7.8)	(6.5)	(6.2)
Net capital gains and provisions (1)	(12)	—	—	—	—
Attributable profit to the parent	859	(13.4)	(13.3)	(7.7)	(7.5)
(1) In Q1’19, restructuring costs in Poland (EUR -12 million). In Q4’18, badwill in Poland (EUR 45 million).

Balance sheet
Loans and advances to customers	385,980	0.8	0.6	1.7	1.7
Cash, central banks and credit institutions	143,978	0.8	0.8	19.3	19.2
Debt instruments	89,525	0.6	0.5	(6.2)	(6.1)
Other financial assets	40,464	12.4	12.3	8.9	8.8
Other asset accounts	34,447	11.1	10.9	(5.5)	(5.7)
Total assets	694,393	1.8	1.7	3.8	3.7
Customer deposits	376,332	1.8	1.7	7.2	7.3
Central banks and credit institutions	163,726	3.1	3.0	0.7	0.4
Marketable debt securities	61,611	(0.7)	(0.9)	5.9	6.0
Other financial liabilities	39,812	7.2	7.2	(7.9)	(8.0)
Other liabilities accounts	13,820	(6.8)	(6.9)	(15.2)	(15.2)
Total liabilities	655,300	2.0	1.9	3.8	3.7
Total equity	39,093	(0.8)	(1.0)	3.7	3.7

Other managed customer funds	102,387	4.7	4.7	(0.6)	(0.6)
Mutual funds	74,787	6.0	6.0	(0.1)	0.0
Pension funds	15,526	1.5	1.5	(3.2)	(3.2)
Managed portfolios	12,074	1.3	1.2	(0.0)	(0.6)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	393,071	0.6	0.4	2.6	2.6
Customer funds (customer deposits excl. repos + mutual funds)	448,785	2.7	2.7	5.7	5.8

Ratios (%) and operating means
Underlying RoTE	10.07	(0.87)		(0.83)
Efficiency ratio	51.9	0.4		(0.3)
NPL ratio	5.17	(0.08)		(0.64)
NPL coverage	52.1	(0.1)		(4.7)
Number of employees	67,607	0.1		0.7
Number of branches	5,942	(0.9)		(4.8)

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Financial information Businesses

∎ Spain
EUR million
		/Q4’18	/Q1’18
Income statement	Q1’19%		%
Net interest income	1,098	(4.5)	6.0
Net fee income	614	(3.0)	(8.7)
Gains (losses) on financial transactions	70	(26.0)	(65.8)
Other operating income	155	—	4.7
Total income	1,938	3.1	(6.1)
Operating expenses	(1,079)	(2.8)	(5.7)
Net operating income	858	11.5	(6.5)
Net loan-loss provisions	(218)	69.2	5.3
Other gains (losses) and provisions	(97)	38.6	(6.6)
Underlying profit before tax	544	(4.8)	(10.5)
Tax on profit	(141)	1.5	(7.8)
Underlying profit from continuing operations	403	(6.8)	(11.5)
Net profit from discontinued operations	—	—	—
Underlying consolidated profit	403	(6.8)	(11.5)
Non-controlling interests	0	—	—
Underlying attributable profit to the parent	403	(6.7)	(11.4)
Net capital gains and provisions	—	—	—
Attributable profit to the parent	403	(6.7)	(11.4)

Balance sheet
Loans and advances to customers	207,417	0.3	(5.4)
Cash, central banks and credit institutions	117,102	(0.1)	17.3
Debt instruments	59,658	(1.7)	(15.9)
Other financial assets	37,416	14.3	10.7
Other asset accounts	20,906	25.6	(0.8)
Total assets	442,498	1.9	(0.5)
Customer deposits	260,616	2.0	4.7
Central banks and credit institutions	98,591	5.0	(4.9)
Marketable debt securities	23,369	(5.0)	(6.5)
Other financial liabilities	37,034	5.6	(9.3)
Other liabilities accounts	7,468	(15.9)	(26.8)
Total liabilities	427,078	2.2	(0.3)
Total equity	15,420	(5.3)	(5.5)

Other managed customer funds	90,139	4.8	(0.4)
Mutual funds	65,248	6.3	0.3
Pension funds	14,350	1.5	(3.6)
Managed portfolios	10,540	1.1	(0.4)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	209,608	(0.0)	(3.4)
Customer funds (customer deposits excl. repos + mutual funds)	324,903	3.0	3.7

Ratios (%) and operating means
Underlying RoTE	10.50	(0.33)	(0.62)
Efficiency ratio	55.7	(3.4)	0.2
NPL ratio	6.19	—	(0.08)
NPL coverage	44.1	(0.9)	(7.0)
Number of employees	32,366	0.2	(0.8)
Number of branches	4,366	—	(2.6)

52         January - March 2019

Responsible banking
Santander aim and	Investor Day and	Financial	Corporate governance
corporate culture	events since quarter end	information	Santander share	Appendix
Financial information Businesses

∎ Santander Consumer Finance
EUR million
		/ Q4’18		/ Q1’18
Income statement	Q1’19	%	% excl. FX	%	% excl. FX
Net interest income	941	(0.2)	(0.0)	2.8	3.3
Net fee income	214	13.4	13.4	(0.3)	(0.1)
Gains (losses) on financial transactions	2	(95.5)	(95.5)	(61.9)	(61.5)
Other operating income	11	(47.2)	(47.5)	78.2	72.5
Total income	1,167	(1.7)	(1.5)	2.4	2.8
Operating expenses	(507)	2.6	2.8	(0.3)	(0.0)
Net operating income	660	(4.7)	(4.6)	4.6	5.0
Net loan-loss provisions	(122)	161.3	158.1	1.3	1.6
Other gains (losses) and provisions	24	—	—	(0.6)	(1.2)
Underlying profit before tax	562	17.1	17.4	5.1	5.5
Tax on profit	(159)	30.4	30.7	8.7	9.1
Underlying profit from continuing operations	403	12.6	12.9	3.8	4.2
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	403	12.6	12.9	3.8	4.2
Non-controlling interests	(78)	25.5	25.5	18.9	19.3
Underlying attributable profit to the parent	325	9.8	10.2	0.7	1.1
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the parent	325	9.8	10.2	0.7	1.1

Balance sheet
Loans and advances to customers	95,770	0.4	0.0	6.7	6.8
Cash, central banks and credit institutions	6,299	3.3	2.8	5.6	5.6
Debt instruments	3,443	3.6	2.9	4.3	4.6
Other financial assets	33	5.8	5.0	76.0	76.1
Other asset accounts	3,730	29.1	28.5	3.4	3.4
Total assets	109,275	1.5	1.0	6.5	6.5
Customer deposits	36,898	0.9	0.4	0.0	0.1
Central banks and credit institutions	24,755	(0.8)	(1.2)	6.2	6.1
Marketable debt securities	32,070	2.5	2.1	14.0	14.1
Other financial liabilities	1,194	54.8	54.7	17.9	18.1
Other liabilities accounts	3,755	6.7	6.4	(1.3)	(1.3)
Total liabilities	98,672	1.6	1.2	5.9	6.0
Total equity	10,603	0.1	(0.5)	12.1	12.2

Other managed customer funds	—	—	—	(100.0)	(100.0)
Mutual funds	—	—	—	(100.0)	(100.0)
Pension funds	—	—	—	(100.0)	(100.0)
Managed portfolios	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	98,144	0.4	0.0	6.5	6.6
Customer funds (customer deposits excl. repos + mutual funds)	36,849	0.9	0.4	0.0	0.1

Ratios (%) and operating means
Underlying RoTE	14.88	1.18		(1.76)
Efficiency ratio	43.4	1.8		(1.2)
NPL ratio	2.33	0.04		(0.15)
NPL coverage	105.3	(1.1)		(1.9)
Number of employees	14,796	(0.5)		(1.2)
Number of branches	433	(1.1)		(14.9)

January - March 2019         53

Responsible banking
Santander aim and	Investor Day and	Financial	Corporate governance
corporate culture	events since quarter end	information	Santander share	Appendix
Financial information Businesses

∎ Poland
EUR million
		/ Q4’18		/ Q1’18
Income statement	Q1’19	%	% excl. FX	%	% excl. FX
Net interest income	281	6.0	6.2	14.0	17.3
Net fee income	113	(1.1)	(1.0)	1.0	4.0
Gains (losses) on financial transactions	18	97.9	97.6	393.7	408.1
Other operating income	(36)	—	—	20.3	23.8
Total income	377	(3.2)	(3.1)	13.3	16.6
Operating expenses	(172)	4.7	4.8	12.1	15.4
Net operating income	205	(9.0)	(8.9)	14.4	17.7
Net loan-loss provisions	(43)	4.7	4.8	(5.6)	(2.9)
Other gains (losses) and provisions	(34)	(44.9)	(44.5)	156.9	164.4
Underlying profit before tax	128	4.2	4.1	6.5	9.6
Tax on profit	(38)	10.1	10.2	22.6	26.1
Underlying profit from continuing operations	90	1.9	1.7	0.9	3.9
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	90	1.9	1.7	0.9	3.9
Non-controlling interests	(28)	4.8	4.7	7.6	10.8
Underlying attributable profit to the parent	62	0.6	0.4	(1.9)	1.0
Net capital gains and provisions (1)	(12)	—	—	—	—
Attributable profit to the parent	50	(53.1)	(53.0)	(20.7)	(18.4)
(1) In Q1’19, restructuring costs (EUR -12 million). In Q4’18, badwill (EUR 45 million).

Balance sheet
Loans and advances to customers	28,421	0.9	0.9	27.3	30.0
Cash, central banks and credit institutions	2,671	(18.1)	(18.1)	48.4	51.6
Debt instruments	11,262	6.5	6.5	51.1	54.4
Other financial assets	544	1.9	1.9	8.4	10.7
Other asset accounts	1,309	14.8	14.8	25.8	28.5
Total assets	44,208	1.2	1.2	33.5	36.3
Customer deposits	32,439	(2.9)	(2.9)	29.8	32.6
Central banks and credit institutions	3,348	54.8	54.7	107.9	112.3
Marketable debt securities	1,794	0.3	0.2	180.8	186.8
Other financial liabilities	749	34.2	34.2	131.4	136.4
Other liabilities accounts	820	1.3	1.3	16.1	18.6
Total liabilities	39,149	1.1	1.0	38.5	41.5
Total equity	5,058	2.5	2.5	4.2	6.4

Other managed customer funds	4,457	1.6	1.6	10.0	12.3
Mutual funds	4,069	1.4	1.4	3.3	5.5
Pension funds	—	—	—	—	—
Managed portfolios	388	4.1	4.1	246.4	253.8

Pro memoria:
Gross loans and advances to customers excl. reverse repos	29,319	1.0	1.0	26.6	29.3
Customer funds (customer deposits excl. repos + mutual funds)	35,186	(1.0)	(1.1)	25.2	27.9

Ratios (%) and operating means
Underlying RoTE	7.84	(0.36)		(1.09)
Efficiency ratio	45.7	3.5		(0.5)
NPL ratio	4.39	0.11		(0.38)
NPL coverage	67.6	0.5		(4.4)
Number of employees	12,551	0.3		9.0
Number of branches	571	(6.5)		1.1

54         January - March 2019

Responsible banking
Santander aim and	Investor Day and	Financial	Corporate governance
corporate culture	events since quarter end	information	Santander share	Appendix
Financial information Businesses

∎ Portugal
EUR million
		/ Q4’18	/ Q1’18
Income statement	Q1’19%		%
Net interest income	216	2.1	(2.7)
Net fee income	98	2.3	0.3
Gains (losses) on financial transactions	50	311.6	124.3
Other operating income	(6)	—	—
Total income	357	7.1	4.8
Operating expenses	(157)	(3.0)	(1.1)
Net operating income	201	16.7	9.8
Net loan-loss provisions	13	—	—
Other gains (losses) and provisions	(20)	—	129.7
Underlying profit before tax	194	(0.9)	16.8
Tax on profit	(58)	(1.6)	50.7
Underlying profit from continuing operations	136	(0.6)	6.5
Net profit from discontinued operations	—	—	—
Underlying consolidated profit	136	(0.6)	6.5
Non-controlling interests	(0)	(25.5)	(30.5)
Underlying attributable profit to the parent	135	(0.4)	6.7
Net capital gains and provisions	—	—	—
Attributable profit to the parent	135	(0.4)	6.7

Balance sheet
Loans and advances to customers	35,417	(0.2)	(0.9)
Cash, central banks and credit institutions	4,193	21.4	74.0
Debt instruments	13,198	7.3	9.5
Other financial assets	1,841	(1.9)	(7.6)
Other asset accounts	1,971	3.6	(12.7)
Total assets	56,620	2.9	4.0
Customer deposits	38,242	2.8	8.9
Central banks and credit institutions	8,155	1.8	(12.9)
Marketable debt securities	4,232	(0.6)	(3.4)
Other financial liabilities	285	11.3	21.4
Other liabilities accounts	1,418	18.5	14.5
Total liabilities	52,332	2.7	4.0
Total equity	4,287	5.3	4.4

Other managed customer funds	3,662	3.4	(6.2)
Mutual funds	2,000	3.8	(6.0)
Pension funds	1,176	2.0	1.5
Managed portfolios	486	5.2	(21.5)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	36,478	(0.2)	(2.5)
Customer funds (customer deposits excl. repos + mutual funds)	40,242	2.8	8.1

Ratios (%) and operating means
Underlying RoTE	13.09	(0.41)	0.39
Efficiency ratio	43.9	(4.6)	(2.6)
NPL ratio	5.77	(0.17)	(2.52)
NPL coverage	50.7	0.2	(3.2)
Number of employees	6,735	0.4	(4.0)
Number of branches	561	(1.9)	(17.0)

January - March 2019         55

Responsible banking
Santander aim and	Investor Day and	Financial	Corporate governance
corporate culture	events since quarter end	information	Santander share	Appendix
Financial information Businesses

∎ United Kingdom
EUR million
		/ Q4’18		/ Q1’18

Income statement	Q1’19%		% excl. FX	%	% excl. FX
Net interest income	1,001	(3.1)	(4.7)	(2.9)	(4.2)
Net fee income	243	(5.5)	(7.0)	0.4	(0.9)
Gains (losses) on financial transactions	19	21.0	18.2	(67.0)	(67.4)
Other operating income	17	(34.6)	(35.6)	(8.1)	(9.3)
Total income	1,280	(3.9)	(5.4)	(5.1)	(6.3)
Operating expenses	(783)	6.0	4.3	2.5	1.2
Net operating income	497	(16.2)	(17.5)	(15.1)	(16.1)
Net loan-loss provisions	(64)	43.5	41.1	(3.8)	(5.0)
Other gains (losses) and provisions	(53)	(65.6)	(66.1)	(14.6)	(15.7)
Underlying profit before tax	380	(3.4)	(5.1)	(16.8)	(17.8)
Tax on profit	(104)	1.0	(0.7)	(20.7)	(21.7)
Underlying profit from continuing operations	276	(5.0)	(6.6)	(15.2)	(16.2)
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	276	(5.0)	(6.6)	(15.2)	(16.2)
Non-controlling interests	(5)	0.6	(1.1)	(14.8)	(15.9)
Underlying attributable profit to the parent	271	(5.1)	(6.7)	(15.2)	(16.3)
Net capital gains and provisions (1)	(66)	—	—	—	—
Attributable profit to the parent	205	(28.3)	(29.6)	(36.0)	(36.8)
(1) In Q1’19, restructuring costs (EUR -66 million).

Balance sheet
Loans and advances to customers	270,409	5.1	0.8	7.1	5.1
Cash, central banks and credit institutions	41,636	4.5	0.3	(12.7)	(14.3)
Debt instruments	26,758	(8.3)	(12.0)	5.0	3.0
Other financial assets	14,136	5.5	1.2	(35.3)	(36.6)
Other asset accounts	10,500	8.9	4.5	(3.1)	(5.0)
Total assets	363,439	4.0	(0.2)	1.4	(0.5)
Customer deposits	219,837	4.5	0.3	(0.6)	(2.5)
Central banks and credit institutions	32,760	(2.0)	(6.0)	11.7	9.6
Marketable debt securities	67,536	(0.0)	(4.1)	4.5	2.5
Other financial liabilities	20,497	23.6	18.6	(4.0)	(5.8)
Other liabilities accounts	4,673	11.8	7.2	(8.9)	(10.7)
Total liabilities	345,303	4.0	(0.2)	1.0	(0.9)
Total equity	18,135	5.3	1.1	9.4	7.3

Other managed customer funds	8,387	9.3	4.9	(2.4)	(4.2)
Mutual funds	8,281	9.3	4.9	(2.4)	(4.2)
Pension funds	—	—	—	—	—
Managed portfolios	106	10.8	6.3	(1.3)	(3.2)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	246,820	4.7	0.5	3.3	1.3
Customer funds (customer deposits excl. repos + mutual funds)	212,786	3.0	(1.2)	2.6	0.7

Ratios (%) and operating means
Underlying RoTE	6.99	(0.71)		(2.09)
Efficiency ratio	61.1	5.7		4.5
NPL ratio	1.14	0.09		(0.03)
NPL coverage	31.0	(2.0)		(3.6)
Number of employees	25,778	(0.4)		(1.7)
Number of branches	755	(0.1)		(5.6)

56         January - March 2019

Responsible banking
Santander aim and	Investor Day and	Financial	Corporate governance
corporate culture	events since quarter end	information	Santander share	Appendix
Financial information Businesses

∎Latin America
EUR million
		/ Q4’18		/ Q1’18
Income statement	Q1’19%		% excl. FX	%	% excl. FX
Net interest income	3,988	(3.1)	(1.4)	1.0	7.9
Net fee income	1,382	(3.7)	0.7	0.4	9.9
Gains (losses) on financial transactions	156	11.6	42.4	9.7	28.6
Other operating income	(100)	(35.2)	(15.8)	313.1	313.6
Total income	5,426	(2.0)	0.3	(0.3)	7.4
Operating expenses	(2,033)	(8.2)	(3.5)	(0.8)	8.4
Net operating income	3,393	2.1	2.8	0.1	6.9
Net loan-loss provisions	(1,096)	(7.3)	(5.5)	(9.4)	(3.7)
Other gains (losses) and provisions	(160)	(0.1)	3.1	2.8	16.5
Underlying profit before tax	2,137	7.9	7.6	5.5	12.5
Tax on profit	(772)	11.0	12.1	7.3	14.9
Underlying profit from continuing operations	1,366	6.2	5.2	4.5	11.2
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	1,366	6.2	5.2	4.5	11.2
Non-controlling interests	(228)	4.5	2.2	10.2	12.7
Underlying attributable profit to the parent	1,137	6.5	5.8	3.5	10.9
Net capital gains and provisions (1)	150	—	—	—	—
Attributable profit to the parent	1,287	20.6	19.8	17.1	25.5
(1) In Q1’19, capital gains in Argentina from Prisma (EUR 150 million).

Balance sheet
Loans and advances to customers	156,368	3.9	1.8	4.7	11.0
Cash, central banks and credit institutions	59,078	(2.7)	(3.5)	6.6	15.1
Debt instruments	57,135	(3.8)	(5.5)	(6.8)	(2.0)
Other financial assets	13,878	(7.4)	(9.9)	(4.8)	(2.7)
Other asset accounts	19,020	7.3	5.6	9.2	16.3
Total assets	305,480	0.7	(1.0)	2.5	8.7
Customer deposits	147,181	3.2	1.7	2.3	9.4
Central banks and credit institutions	49,127	2.1	0.1	13.7	19.4
Marketable debt securities	36,840	(2.3)	(4.4)	1.0	5.9
Other financial liabilities	33,171	(10.0)	(11.6)	(7.3)	(2.1)
Other liabilities accounts	10,850	(0.2)	(1.7)	(1.7)	3.8
Total liabilities	277,170	0.4	(1.3)	2.5	8.8
Total equity	28,309	3.8	2.0	1.9	7.7

Other managed customer funds	83,232	6.3	4.5	0.6	7.4
Mutual funds	75,694	5.8	4.0	(1.0)	5.9
Pension funds	97	(0.9)	(4.5)	—	—
Managed portfolios	7,441	11.8	9.4	18.5	24.9

Pro memoria:
Gross loans and advances to customers excl. reverse repos	161,902	3.1	1.1	4.1	10.3
Customer funds (customer deposits excl. repos + mutual funds)	205,651	4.1	2.5	1.9	9.2

Ratios (%) and operating means
Underlying RoTE	19.81	0.73		0.55
Efficiency ratio	37.5	(2.5)		(0.2)
NPL ratio	4.28	(0.06)		(0.15)
NPL coverage	97.7	0.4		(0.7)
Number of employees	89,843	(0.4)		0.4
Number of branches	5,921	2.0		0.1

January - March 2019         57

Responsible banking
Santander aim and	Investor Day and	Financial	Corporate governance
corporate culture	events since quarter end	information	Santander share	Appendix
Financial information Businesses

∎ Brazil
EUR million
		/ Q4’18		/ Q1’18
Income statement	Q1’19	%	% excl. FX	%	% excl. FX
Net interest income	2,459	(0.6)	(2.1)	(0.9)	6.2
Net fee income	931	0.1	(1.3)	1.1	8.4
Gains (losses) on financial transactions	58	168.5	162.1	14.9	23.2
Other operating income	(36)	24.6	23.8	367.9	401.8
Total income	3,411	0.4	(1.1)	(1.0)	6.2
Operating expenses	(1,119)	(6.0)	(7.4)	(3.9)	3.1
Net operating income	2,292	3.9	2.3	0.5	7.8
Net loan-loss provisions	(710)	(2.2)	(3.8)	(13.6)	(7.3)
Other gains (losses) and provisions	(167)	(15.5)	(16.6)	8.7	16.6
Underlying profit before tax	1,414	10.4	8.7	8.4	16.3
Tax on profit	(594)	12.2	10.4	9.2	17.2
Underlying profit from continuing operations	820	9.1	7.5	7.8	15.6
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	820	9.1	7.5	7.8	15.6
Non-controlling interests	(96)	7.4	5.9	14.2	22.5
Underlying attributable profit to the parent	724	9.3	7.7	7.0	14.8
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the parent	724	9.3	7.7	7.0	14.8

Balance sheet
Loans and advances to customers	71,724	1.2	(0.1)	3.0	10.4
Cash, central banks and credit institutions	33,329	(10.0)	(11.1)	(0.2)	6.9
Debt instruments	41,047	0.8	(0.5)	(4.1)	2.7
Other financial assets	5,671	(7.5)	(8.7)	(11.0)	(4.7)
Other asset accounts	11,856	4.7	3.4	0.7	7.9
Total assets	163,627	(1.5)	(2.7)	(0.2)	6.9
Customer deposits	70,257	2.9	1.5	2.3	9.6
Central banks and credit institutions	29,666	(0.3)	(1.6)	6.9	14.5
Marketable debt securities	19,996	(5.8)	(7.0)	(2.8)	4.2
Other financial liabilities	21,278	(12.2)	(13.4)	(12.6)	(6.3)
Other liabilities accounts	7,231	(0.1)	(1.4)	(2.2)	4.8
Total liabilities	148,428	(1.5)	(2.8)	(0.2)	7.0
Total equity	15,199	(0.5)	(1.8)	(0.5)	6.6

Other managed customer funds	60,144	5.2	3.8	1.9	9.2
Mutual funds	55,400	4.9	3.5	0.2	7.4
Pension funds	—	—	—	—	—
Managed portfolios	4,744	8.7	7.3	27.8	36.9

Pro memoria:
Gross loans and advances to customers excl. reverse repos	76,336	1.4	0.1	3.1	10.4
Customer funds (customer deposits excl. repos + mutual funds)	113,769	3.2	1.9	3.3	10.6

Ratios (%) and operating means
Underlying RoTE	21.08	1.78		1.23
Efficiency ratio	32.8	(2.3)		(1.0)
NPL ratio	5.26	0.01		—
NPL coverage	107.7	0.8		(2.7)
Number of employees	46,793	(0.3)		(1.2)
Number of branches	3,562	3.6		2.2

58         January - March 2019

Responsible banking
Santander aim and	Investor Day and	Financial	Corporate governance
corporate culture	events since quarter end	information	Santander share	Appendix
Financial information Businesses

∎ Mexico
EUR million
		/ Q4’18		/ Q1’18
Income statement	Q1’19	%	% excl. FX	%	% excl. FX
Net interest income	766	4.5	0.8	18.1	11.8
Net fee income	204	12.6	8.7	9.2	3.3
Gains (losses) on financial transactions	(4)	—	—	—	—
Other operating income	(28)	40.8	36.0	22.6	16.0
Total income	939	4.7	1.0	13.0	6.9
Operating expenses	(395)	5.0	1.3	16.2	9.9
Net operating income	544	4.4	0.8	10.8	4.9
Net loan-loss provisions	(193)	(10.1)	(13.2)	(3.5)	(8.6)
Other gains (losses) and provisions	(6)	—	—	75.4	66.0
Underlying profit before tax	345	6.9	3.2	20.0	13.6
Tax on profit	(78)	27.3	22.9	23.7	17.0
Underlying profit from continuing operations	268	2.2	(1.4)	19.0	12.6
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	268	2.2	(1.4)	19.0	12.6
Non-controlling interests	(61)	9.0	5.2	21.3	14.8
Underlying attributable profit to the parent	206	0.3	(3.2)	18.3	12.0
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the parent	206	0.3	(3.2)	18.3	12.0

Balance sheet
Loans and advances to customers	33,055	7.9	4.1	17.1	12.7
Cash, central banks and credit institutions	14,655	18.2	13.9	27.5	22.7
Debt instruments	11,144	(21.2)	(24.0)	(8.9)	(12.2)
Other financial assets	4,918	(13.5)	(16.6)	(5.5)	(9.0)
Other asset accounts	3,266	8.3	4.4	25.1	20.5
Total assets	67,037	1.8	(1.9)	12.1	8.0
Customer deposits	35,687	4.0	0.3	10.7	6.6
Central banks and credit institutions	10,326	8.3	4.4	26.6	21.9
Marketable debt securities	5,835	(5.8)	(9.1)	5.0	1.2
Other financial liabilities	7,264	(12.3)	(15.4)	7.3	3.3
Other liabilities accounts	1,942	(10.4)	(13.6)	5.4	1.5
Total liabilities	61,054	0.9	(2.7)	11.9	7.8
Total equity	5,983	11.4	7.5	14.7	10.5

Other managed customer funds	11,580	15.5	11.4	9.2	5.2
Mutual funds	11,210	13.0	8.9	5.7	1.8
Pension funds	97	(0.9)	(4.5)	—	—
Managed portfolios	273	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	32,866	5.4	1.6	14.5	10.3
Customer funds (customer deposits excl. repos + mutual funds)	41,624	7.8	3.9	9.3	5.2

Ratios (%) and operating means
Underlying RoTE	20.23	(1.09)		0.65
Efficiency ratio	42.1	0.1		1.2
NPL ratio	2.12	(0.31)		(0.56)
NPL coverage	130.1	10.4		16.6
Number of employees	19,870	0.1		6.9
Number of branches	1,412	(0.4)		0.8

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corporate culture	events since quarter end	information	Santander share	Appendix
Financial information Businesses

∎Chile
EUR million
		/ Q4’18		/ Q1’18
Income statement	Q1’19	%	% excl. FX	%	% excl. FX
Net interest income	440	(7.8)	(10.0)	(10.2)	(8.0)
Net fee income	103	8.4	5.5	(6.8)	(4.6)
Gains (losses) on financial transactions	54	17.1	15.2	81.2	85.5
Other operating income	2	(34.0)	(36.8)	(79.7)	(79.3)
Total income	600	(3.6)	(5.9)	(6.3)	(4.1)
Operating expenses	(255)	(1.3)	(3.6)	(1.4)	1.0
Net operating income	345	(5.2)	(7.5)	(9.7)	(7.5)
Net loan-loss provisions	(102)	(14.7)	(16.6)	(15.7)	(13.7)
Other gains (losses) and provisions	37	22.4	20.2	72.9	77.1
Underlying profit before tax	280	2.0	(0.4)	(0.8)	1.6
Tax on profit	(60)	24.4	21.1	1.5	3.9
Underlying profit from continuing operations	220	(2.9)	(5.1)	(1.4)	1.0
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	220	(2.9)	(5.1)	(1.4)	1.0
Non-controlling interests	(71)	(2.7)	(4.9)	(2.1)	0.3
Underlying attributable profit to the parent	149	(2.9)	(5.2)	(1.1)	1.3
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the parent	149	(2.9)	(5.2)	(1.1)	1.3

Balance sheet
Loans and advances to customers	39,656	4.6	0.6	4.9	7.9
Cash, central banks and credit institutions	4,005	(5.7)	(9.3)	(0.2)	2.6
Debt instruments	3,781	21.7	17.1	(11.1)	(8.6)
Other financial assets	3,166	0.1	(3.7)	7.0	10.1
Other asset accounts	2,908	16.9	12.5	37.2	41.1
Total assets	53,517	5.1	1.1	4.6	7.6
Customer deposits	26,746	3.2	(0.7)	1.3	4.2
Central banks and credit institutions	5,981	2.0	(1.9)	25.7	29.3
Marketable debt securities	10,703	9.1	5.0	9.0	12.1
Other financial liabilities	3,730	5.5	1.5	(0.5)	2.4
Other liabilities accounts	1,059	15.3	10.9	(20.0)	(17.7)
Total liabilities	48,220	4.7	0.8	4.7	7.7
Total equity	5,297	8.6	4.5	3.6	6.6

Other managed customer funds	9,906	2.0	(1.9)	(2.1)	0.7
Mutual funds	7,482	0.9	(3.0)	(0.9)	1.9
Pension funds	—	—	—	—	—
Managed portfolios	2,424	5.7	1.7	(5.5)	(2.8)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	40,795	4.6	0.6	4.6	7.6
Customer funds (customer deposits excl. repos + mutual funds)	34,166	2.7	(1.2)	0.8	3.7

Ratios (%) and operating means
Underlying RoTE	16.41	(1.89)		(0.78)
Efficiency ratio	42.4	1.0		2.1
NPL ratio	4.67	0.01		(0.33)
NPL coverage	59.7	(0.9)		(1.3)
Number of employees	11,888	(1.0)		(1.1)
Number of branches	380	(0.3)		(11.4)

60         January - March 2019

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corporate culture	events since quarter end	information	Santander share	Appendix
Financial information Businesses

∎Argentina
EUR million
		/ Q4’18		/ Q1’18
Income statement	Q1’19	%	% excl. FX	%	% excl. FX
Net interest income	213	(34.7)	18.9	(0.3)	95.6
Net fee income	116	(39.8)	9.2	(10.4)	75.8
Gains (losses) on financial transactions	37	(37.1)	34.0	4.4	104.9
Other operating income	(35)	(66.6)	(49.2)	—	—
Total income	331	(29.9)	35.9	(12.2)	72.3
Operating expenses	(202)	(37.7)	12.4	(7.6)	81.3
Net operating income	129	(13.1)	101.7	(18.6)	59.8
Net loan-loss provisions	(73)	(27.1)	31.6	46.6	187.6
Other gains (losses) and provisions	(22)	—	—	32.2	159.5
Underlying profit before tax	34	(41.0)	41.6	(62.9)	(27.2)
Tax on profit	(23)	(43.3)	6.0	(9.4)	77.8
Underlying profit from continuing operations	11	(35.4)	397.6	(83.6)	(67.7)
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	11	(35.4)	397.6	(83.6)	(67.7)
Non-controlling interests	(0)	—	—	(68.7)	(38.5)
Underlying attributable profit to the parent	11	(36.5)	357.4	(83.7)	(67.9)
Net capital gains and provisions (1)	150	—	—	—	—
Attributable profit to the parent	161	844.5	—	143.0	376.9
(1) In Q1’19, capital gains from Prisma (EUR 150 million).

Balance sheet
Loans and advances to customers	6,073	13.9	28.5	(22.7)	51.6
Cash, central banks and credit institutions	4,818	(5.5)	6.7	13.9	123.5
Debt instruments	428	(48.1)	(41.5)	(49.4)	(0.8)
Other financial assets	114	—	—	809.9	—
Other asset accounts	810	9.2	23.2	26.2	147.5
Total assets	12,244	2.0	15.1	(9.9)	76.8
Customer deposits	8,817	0.1	12.9	(12.5)	71.6
Central banks and credit institutions	963	13.6	28.2	6.7	109.3
Marketable debt securities	246	(41.7)	(34.2)	(50.3)	(2.5)
Other financial liabilities	852	14.6	29.3	(1.8)	92.6
Other liabilities accounts	395	28.6	45.1	77.3	247.9
Total liabilities	11,273	1.3	14.3	(10.3)	75.9
Total equity	970	11.2	25.5	(4.6)	87.2

Other managed customer funds	1,568	13.5	28.1	(48.7)	0.6
Mutual funds	1,568	13.5	28.1	(48.7)	0.6
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	5,906	6.0	19.6	(23.7)	49.7
Customer funds (customer deposits excl. repos + mutual funds)	10,385	1.9	15.0	(21.0)	55.1

Ratios (%) and operating means
Underlying RoTE	5.31	3.88		(23.06)
Efficiency ratio	60.9	(7.6)		3.1
NPL ratio	3.50	0.33		0.96
NPL coverage	118.6	(16.4)		(2.7)
Number of employees	9,271	(0.6)		1.0
Number of branches	468	—		(2.9)

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Financial information Businesses

∎ UNITED STATES
EUR million
		/ Q4’18		/ Q1’18
Income statement	Q1’19	%	% excl. FX	%	% excl. FX
Net interest income	1,407	(9.4)	(10.2)	15.3	6.5
Net fee income	234	7.8	7.4	9.3	1.0
Gains (losses) on financial transactions	16	43.3	47.2	(1.5)	(9.0)
Other operating income	158	(14.9)	(15.7)	24.0	14.6
Total income	1,815	(7.7)	(8.5)	15.0	6.2
Operating expenses	(774)	(2.6)	(3.1)	5.3	(2.7)
Net operating income	1,040	(11.2)	(12.2)	23.4	14.1
Net loan-loss provisions	(611)	(35.3)	(36.4)	5.5	(2.5)
Other gains (losses) and provisions	(58)	2.0	1.1	155.9	136.5
Underlying profit before tax	371	117.9	124.1	54.0	42.3
Tax on profit	(111)	133.6	142.5	65.5	53.0
Underlying profit from continuing operations	260	111.8	117.1	49.6	38.2
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	260	111.8	117.1	49.6	38.2
Non-controlling interests	(78)	152.2	161.0	59.2	47.1
Underlying attributable profit to the parent	182	98.2	102.5	45.8	34.7
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the parent	182	98.2	102.5	45.8	34.7

Balance sheet
Loans and advances to customers	91,324	6.7	4.7	32.2	20.5
Cash, central banks and credit institutions	18,067	9.9	7.8	54.5	40.9
Debt instruments	13,433	2.1	0.2	(1.6)	(10.3)
Other financial assets	3,546	(17.4)	(18.9)	10.7	0.9
Other asset accounts	16,951	8.8	6.7	42.2	29.6
Total assets	143,321	6.1	4.1	30.8	19.3
Customer deposits	64,849	12.6	10.5	27.5	16.2
Central banks and credit institutions	13,046	(21.0)	(22.4)	9.0	(0.6)
Marketable debt securities	40,833	8.7	6.7	60.3	46.1
Other financial liabilities	3,644	17.6	15.4	33.1	21.3
Other liabilities accounts	3,688	(2.9)	(4.7)	11.8	2.0
Total liabilities	126,060	6.4	4.4	33.6	21.8
Total equity	17,261	4.5	2.6	13.4	3.4

Other managed customer funds	17,498	7.4	5.4	10.7	0.9
Mutual funds	9,095	11.2	9.2	13.9	3.9
Pension funds	—	—	—	—	—
Managed portfolios	8,403	3.5	1.6	7.4	(2.1)

Pro memoria:
Gross loans and advances to customers excl. reverse repos	87,759	4.9	2.9	21.4	10.7
Customer funds (customer deposits excl. repos + mutual funds)	67,968	5.8	3.8	15.9	5.6

Ratios (%) and operating means
Underlying RoTE	5.09	2.51		1.16
Efficiency ratio	42.7	2.3		(3.9)
NPL ratio	2.41	(0.51)		(0.45)
NPL coverage	161.0	18.2		(8.1)
Number of employees	17,279	(0.2)		0.2
Number of branches	659	(0.2)		(2.9)

62         January - March 2019

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corporate culture	events since quarter end	information	Santander share	Appendix
Financial information Businesses

∎ CORPORATE CENTRE
EUR million

Income statement	Q1’19	Q4’18%		Q1’18%
Net interest income	(284)	(249)	14.0	(224)	26.6
Net fee income	(11)	(28)	(60.7)	(9)	26.3
Gains (losses) on financial transactions	(79)	(4)	—	12	—
Other operating income	(10)	(14)	(25.8)	(6)	68.9
Total income	(384)	(295)	30.3	(227)	69.5
Operating expenses	(119)	(128)	(7.1)	(121)	(1.3)
Net operating income	(503)	(423)	18.9	(348)	44.8
Net loan-loss provisions	(9)	(21)	(56.6)	(37)	(75.4)
Other gains (losses) and provisions	(37)	47	—	(43)	(13.7)
Underlying profit before tax	(549)	(397)	38.3	(427)	28.7
Tax on profit	36	29	23.4	6	530.4
Underlying profit from continuing operations	(513)	(368)	39.5	(421)	21.9
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	(513)	(368)	39.5	(421)	21.9
Non-controlling interests	(1)	(1)	(47.0)	(0)	—
Underlying attributable profit to the parent	(514)	(369)	39.2	(421)	22.1
Net capital gains and provisions (1)	(180)	—	—	—	—
Attributable profit to the parent	(694)	(369)	87.8	(421)	64.7
(1) In Q1’19, capital losses due to property sales (EUR -180 million).

Balance sheet
Loans and advances to customers	6,114	6,508	(6.1)	6,186	(1.2)
Cash, central banks and credit institutions	20,571	6,141	235.0	7,395	178.2
Debt instruments	637	377	68.6	1,691	(62.3)
Other financial assets	2,207	2,113	4.4	2,321	(4.9)
Other asset accounts	133,735	124,494	7.4	124,409	7.5
Total assets	163,263	139,634	16.9	142,002	15.0
Customer deposits	163	234	(30.6)	214	(23.9)
Central banks and credit institutions	11,588	1	—	154	—
Marketable debt securities	43,441	41,783	4.0	39,223	10.8
Other financial liabilities	2,320	1,333	74.0	1,592	45.7
Other liabilities accounts	8,354	8,206	1.8	7,849	6.4
Total liabilities	65,866	51,557	27.8	49,031	34.3
Total equity	97,398	88,077	10.6	92,971	4.8

Other managed customer funds	13	7	95.0	2	438.7
Mutual funds	13	7	95.0	2	438.7
Pension funds	—	—	—	—	—
Managed portfolios	—	—	—	—	—

Pro memoria:
Gross loans and advances to customers excl. reverse repos	6,390	6,652	(3.9)	6,277	1.8
Customer funds (customer deposits excl. repos + mutual funds)	176	243	(27.9)	216	(18.8)

Resources
Number of employees	1,977	1,764	12.1	1,744	13.4

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corporate culture	events since quarter end	information	Santander share	Appendix
Financial information Businesses

∎ RETAIL BANKING
EUR million
		/ Q4’18		/ Q1’18

Income statement	Q1’19%		% excl. FX	%	% excl. FX
Net interest income	8,213	(3.4)	(3.2)	2.2	3.9
Net fee income	2,303	(1.4)	0.9	0.8	4.9
Gains (losses) on financial transactions	102	(57.1)	(55.4)	(21.0)	(22.3)
Other operating income	150	340.1	107.9	(33.0)	(36.3)
Total income	10,768	(3.0)	(2.7)	0.9	2.9
Operating expenses	(4,849)	(3.5)	(1.9)	(0.8)	1.4
Net operating income	5,919	(2.7)	(3.4)	2.3	4.2
Net loan-loss provisions	(2,136)	(9.3)	(9.1)	(1.1)	(0.1)
Other gains (losses) and provisions	(374)	(38.5)	(38.2)	9.9	15.7
Underlying profit before tax	3,409	9.3	7.5	3.8	5.8
Tax on profit	(1,117)	16.3	15.4	7.0	10.0
Underlying profit from continuing operations	2,292	6.2	4.0	2.3	3.9
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	2,292	6.2	4.0	2.3	3.9
Non-controlling interests	(372)	25.6	24.1	20.6	20.5
Underlying attributable profit to the parent	1,920	3.1	0.9	(0.6)	1.2
Net capital gains and provisions (1)	72	55.7	57.2	—	—
Attributable profit to the parent	1,991	4.3	2.2	3.1	5.0

(1)In Q1’19, capital gains in Argentina from Prisma (EUR 150 million) and restructuring costs in UK and Poland (EUR -78 million). In Q4’18, badwill in Poland for the integration of the retail and SME business of Deutsche Bank Polska (EUR 45 million).

∎ Corporate & Investment Banking
EUR million
		/ Q4’18		/ Q1’18
Income statement	Q1’19%		% excl. FX	%	% excl. FX
Net interest income	644	(9.6)	(6.3)	16.8	20.9
Net fee income	362	(4.5)	(3.2)	(10.5)	(8.4)
Gains (losses) on financial transactions	233	30.2	46.9	(31.8)	(27.6)
Other operating income	57	(21.3)	(21.1)	65.0	65.1
Total income	1,296	(3.5)	0.3	(2.7)	0.9
Operating expenses	(560)	1.6	3.3	6.3	7.9
Net operating income	736	(7.0)	(1.9)	(8.6)	(3.8)
Net loan-loss provisions	(10)	(83.0)	(83.4)	(86.5)	(86.0)
Other gains (losses) and provisions	(21)	(51.4)	(51.6)	—	611.8
Underlying profit before tax	706	1.9	8.6	(3.7)	1.6
Tax on profit	(209)	1.8	9.4	(1.3)	4.6
Underlying profit from continuing operations	497	1.9	8.3	(4.6)	0.4
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	497	1.9	8.3	(4.6)	0.4
Non-controlling interests	(41)	(0.5)	(1.4)	5.6	9.6
Underlying attributable profit to the parent	457	2.1	9.2	(5.4)	(0.3)
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the parent	457	2.1	9.2	(5.4)	(0.3)

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corporate culture	events since quarter end	information	Santander share	Appendix
Financial information Businesses

∎ Wealth Management
EUR million
		/ Q4’18		/ Q1’18
Income statement	Q1’19	%	% excl. FX	%	% excl. FX
Net interest income	113	3.7	5.4	12.3	11.1
Net fee income	277	2.3	2.7	0.2	0.5
Gains (losses) on financial transactions	21	(16.2)	(15.4)	126.9	133.8
Other operating income	(8)	(24.2)	(24.0)	18.5	25.3
Total income	402	2.3	3.1	6.1	6.0
Operating expenses	(193)	6.8	7.0	6.1	4.5
Net operating income	209	(1.6)	(0.3)	6.2	7.4
Net loan-loss provisions	7	—	—	—	—
Other gains (losses) and provisions	(3)	—	—	159.1	161.1
Underlying profit before tax	213	1.7	3.1	11.4	12.8
Tax on profit	(64)	0.1	1.6	12.5	13.9
Underlying profit from continuing operations	149	2.4	3.7	11.0	12.3
Net profit from discontinued operations	—	—	—	—	—
Underlying consolidated profit	149	2.4	3.7	11.0	12.3
Non-controlling interests	(7)	(23.2)	(24.2)	(18.3)	(15.9)
Underlying attributable profit to the parent	142	4.1	5.6	12.9	14.2
Net capital gains and provisions	—	—	—	—	—
Attributable profit to the parent	142	4.1	5.6	12.9	14.2

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Alternative performance measures

ALTERNATIVE PERFORMANCE MEASURES (APM)

In addition to the financial information prepared under IFRS, this consolidated directors’ report contains financial measures that constitute alternative performance measures (‘APMs’) to comply with the guidelines on alternative performance measures issued by the European Securities and Markets Authority on 5 October 2015 and non-IFRS measures.

The financial measures contained in this consolidated directors’ report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander but are not defined or detailed in the applicable financial information framework or under IFRS and have neither been audited nor reviewed by our auditors.

We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS financial measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures.

The APMs and non-IFRS measures we use in this document can be categorised as follows:

Underlying results

In addition to IFRS results measures, we present some results measures which are non-IFRS measures and which we refer to as underlying measures. These underlying measures allow in our view a better year-on-year comparability as they exclude items outside the ordinary course performance of our business which are grouped in the non-IFRS line management adjustments and are further detailed at the pages 13 and 14 of this report.

Profitability and efficiency ratios

The purpose of the profitability and efficiency ratios is to measure the ratio of profit to capital, to tangible capital, to assets and to risk weighted assets, while the efficiency ratio measures how much general administrative expenses (personnel and other) and amortisation costs are needed to generate revenue.

Ratio	Formula	Relevance of the metric

RoE (Return on equity)	Attributable profit to the parent Average stockholders’ equity (1) (excl. minority interests)	This ratio measures the return that shareholders obtain on the funds invested in the entity and as such measures the company’s ability to pay shareholders.

RoTE (Return on tangible equity)	Attributable profit to the parent Average stockholders’ equity (1) (excl. minority interests) - intangible assets	This is a very common indicator, used to evaluate the profitability of the company as a percentage of its tangible equity. It’s measured as the return that shareholders receive as a percentage of the funds invested in the entity less intangible assets.

Underlying RoTE	Attributable profit to the parent Average stockholders’ equity [1] (excl. minority interests) - intangible assets	This indicator measures the profitability of the tangible equity of a company arising from ordinary activities, i.e. excluding results from non-recurring operations.

RoA (Return on assets)	Consolidated profit Average total assets	This metric, commonly used by analysts, measures the profitability of a company as a percentage of its total assets. It is an indicator that reflects the efficiency of the company’s total funds in generating profit over a given period.

RoRWA (Return on risk weighted assets)	Consolidated profit Average risk weighted assets	The return adjusted for risk is an derivative of the RoA metric. The difference is that RoRWA measures profit in relation to the bank’s risk weighted assets.

Underlying RoRWA	Underlying consolidated profit Average risk weighted assets	This relates the underlying profit (excluding non-recurring results) to the bank’s risk weighted assets.

Efficiency ratio	Operating expenses (2) Total income	One of the most commonly used indicators when comparing productivity of different financial entities. It measures the amount of funds used to generate the bank’s operating income.

(1)	Stockholders’ equity = Capital and Reserves + Accumulated other comprehensive income + Attributable profit to the parent + Dividends.

(2)	Operating expenses = Administrative expenses + amortisations.

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corporate culture	events since quarter end	information	Santander share	Appendix
Alternative performance measures

Underlying results

Additionally, for informational purposes, the following table reconciles attributable profit by isolating the non-recurring impacts in the given periods. Further information on “net capital gains and provisions” is included on pages 13 and 14.

Adjusted attributable profit to the parent

EUR million
	Q1’19	Q4’18	Chg. (%)	Q1’18	Chg. (%)
Attributable profit to the parent	1,840	2,068	(11.0)	2,054	(10.4)
(-) Net capital gains and provisions	(108)	46	—	—	—
Underlying attributable profit to the parent	1,948	2,022	(3.7)	2,054	(5.2)

Profitability and efficiency (1) (2) (3) (4)	Q1’19	Q4’18	Q1’18
RoE	7.85%	8.46%	8.67%
Attributable profit to the parent	7,684	8,134	8,216
Average stockholders’ equity (excluding minority interests)	97,886	96,187	94,793

RoTE	11.15%	12.00%	12.42%
Attributable profit to the parent	7,684	8,134	8,216
Average stockholders’ equity (excluding minority interests)	97,886	96,187	94,793
(-) Average intangible assets	28,978	28,372	28,630
Average stockholders’ equity (excl. minority interests) - intangible assets	68,908	67,815	66,163

Underlying RoTE	11.31%	11.93%	12.42%
Attributable profit to the parent	7,684	8,134	8,216
(-) Management adjustments	(108)	46	—
Underlying attributable profit to the parent	7,792	8,088	8,216
Average stockholders’ equity (excl. minority interests) - intangible assets	68,908	67,815	66,163

RoA	0.63%	0.65%	0.67%
Consolidated profit	9,318	9,545	9,636
Average total assets	1,488,505	1,459,756	1,439,732

RoRWA	1.54%	1.60%	1.59%
Consolidated profit	9,318	9,545	9,636
Average risk weighted assets	603,340	593,562	604,296

Underlying RoRWA	1.56%	1.60%	1.59%
Consolidated profit	9,318	9,545	9,636
(-) Management adjustments	(113)	69	—
Underlying consolidated profit	9,431	9,476	9,636
Average risk weighted assets	603,340	593,562	604,296

Efficiency ratio	47.6%	47.3%	47.4%
Underlying operating expenses	5,758	5,936	5,764
Operating expenses	5,758	5,936	5,764
Management adjustments impact in operating expenses	—	—	—
Underlying total income	12,085	12,542	12,151
Total income	12,085	12,542	12,151
Management adjustments impact in total income	—	—	—

(1)

Averages included in the RoE, RoTE, RoA and RoRWA denominators are calculated using 4 months’ worth of data in the case of quarterly figures (from December to March in Q1 and September to December in Q4)

(2)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualised underlying attributable profit to which said results are added without annualising.

(3)

For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualised underlying consolidated profit, to which said results are added without annualising.

(4)	The risk weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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Alternative performance measures

Efficiency ratio by business areas

	Q1’19			Q1’18
	%	Total income	Operating expenses	%	Total income	Operating expenses
Continental Europe	51.9	3,948	2,049	52.2	4,009	2,094
Spain	55.7	1,938	1,079	55.5	2,063	1,145
Santander Consumer Finance	43.4	1,167	507	44.6	1,140	509
Poland	45.7	377	172	46.2	333	154
Portugal	43.9	357	157	46.4	341	158
United Kingdom	61.1	1,280	783	56.6	1,349	764
Latin America	37.5	5,426	2,033	37.7	5,441	2,050
Brazil	32.8	3,411	1,119	33.8	3,445	1,165
Mexico	42.1	939	395	40.9	831	340
Chile	42.4	600	255	40.3	640	258
Argentina	60.9	331	202	57.9	377	218
US	42.7	1,815	774	46.6	1,578	735

Underlying RoTE by business areas
	Q1’19			Q1’18
	%	Underlying attributable profit to the parent	Average stockholders’ equity (excl. minority interests) - intangible assets	%	Underlying attributable profit to the parent	Average stockholders’ equity (excl. minority interests) - intangible assets
Continental Europe	10.07	3,485	34,618	10.90	3,726	34,178
Spain	10.50	1,610	15,337	11.12	1,819	16,358
Santander Consumer Finance	14.88	1,300	8,734	16.64	1,291	7,756
Poland	7.84	248	3,162	8.93	253	2,829
Portugal	13.09	541	4,136	12.70	508	3,995
United Kingdom	6.99	1,085	15,526	9.07	1,279	14,098
Latin America	19.81	4,549	22,963	19.26	4,396	22,820
Brazil	21.08	2,898	13,744	19.85	2,708	13,640
Mexico	20.23	826	4,082	19.58	698	3,566
Chile	16.41	596	3,631	17.19	602	3,503
Argentina	5.31	43	814	28.37	264	932
US	5.09	729	14,306	3.93	500	12,719

Credit risk indicators

The credit risk indicators measure the quality of the credit portfolio and the percentage of non-performing loans covered by provisions.

Ratio	Formula	Relevance of the metric

NPL ratio (Non-performing loans)	Non-performing loans and advances to customers, customer guarantees and customer commitments granted Total Risk (1)	The NPL ratio is an important variable regarding financial institutions’ activity since it gives an indication of the level of risk the entities are exposed to. It calculates risks that are, in accounting terms, declared to be non-performing as a percentage of the total outstanding amount of customer credit and contingent liabilities.

Coverage ratio

Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted

Non-performing loans and advances to customers, customer guarantees and customer commitments granted

The coverage ratio is a fundamental metric in the financial sector. It reflects the level of provisions as a percentage of the non-performing assets (credit risk). Therefore it is a good indicator of the entity’s solvency against client defaults both present and future.

Cost of Credit	Allowances for loan-loss provisions over the last 12 months Average loans and advances to customers over the last 12 months	This ratio quantifies loan-loss provisions arising from credit risk over a defined period of time for a given loan portfolio. As such, it acts as an indicator of credit quality.

(1)	Total risk = Total loans and advances and guarantees to customers (performing and non-performing) + non-performing contingent liabilities.

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corporate culture	events since quarter end	information	Santander share	Appendix
Alternative performance measures

Credit risk	Mar-19	Dec-18	Mar-18
NPL ratio	3.62%	3.73%	4.02%
Non-performing loans and advances to customers customer guarantees and customer commitments granted	35,590	35,692	37,408
Total risk	983,790	958,153	930,477
Coverage ratio	68%	67%	70%
Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	24,129	24,061	26,173
Non-performing loans and advances to customers customer guarantees and customer commitments granted	35,590	35,692	37,408
Cost of credit	0.97%	1.00%	1.04%
Allowances for loan-loss provisions over the last 12 months	8,762	8,873	8,994
Average loans and advances to customers over the last 12 months	899,201	887,028	868,747

NPL ratio by business areas

	Mar-19			Mar-18
	%	Non- performing loans and advances to customers customer guarantees and customer commitments granted	Total risk	%	Non- performing loans and advances to customers customer guarantees and customer commitments granted	Total risk
Continental Europe	5.17	22,193	429,353	5.81	24,777	426,286
Spain	6.19	14,729	237,872	6.27	15,839	252,425
Santander Consumer Finance	2.33	2,295	98,373	2.48	2,292	92,306
Poland	4.39	1,364	31,066	4.77	1,171	24,575
Portugal	5.77	2,201	38,129	8.29	3,257	39,270
United Kingdom	1.14	3,126	274,875	1.17	2,996	257,059
Latin America	4.28	7,605	177,824	4.43	7,502	169,211
Brazil	5.26	4,477	85,096	5.26	4,329	82,273
Mexico	2.12	765	36,067	2.68	826	30,841
Chile	4.67	2,013	43,127	5.00	2,053	41,050
Argentina	3.50	224	6,398	2.54	208	8,187
US	2.41	2,353	97,820	2.86	2,117	74,138

Coverage ratio by business areas
	Mar-19			Mar-18
	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non- performing loans and advances to customers customer guarantees and customer commitments granted	%	Provisions to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted	Non- performing loans and advances to customers customer guarantees and customer commitments granted
Continental Europe	52.1	11,558	22,193	56.8	14,079	24,777
Spain	44.1	6,499	14,729	51.1	8,086	15,839
Santander Consumer Finance	105.3	2,416	2,295	107.2	2,458	2,292
Poland	67.6	922	1,364	72.0	843	1,171
Portugal	50.7	1,116	2,201	53.9	1,757	3,257
United Kingdom	31.0	969	3,126	34.6	1,036	2,996
Latin America	97.7	7,434	7,605	98.4	7,381	7,502
Brazil	107.7	4,822	4,477	110.4	4,778	4,329
Mexico	130.1	994	765	113.5	937	826
Chile	59.7	1,202	2,013	61.0	1,252	2,053
Argentina	118.6	266	224	121.3	252	208
US	161.0	3,788	2,353	169.1	3,580	2,117

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Alternative performance measures

Other indicators

The market capitalisation indicator provides information on the volume of tangible equity per share. The loan-to-deposit ratio (LTD) identifies the relationship between net customer loans and advances and customer deposits, assessing the proportion of loans and advances granted by the Group that are funded by customer deposits. The Group also uses gross customer loan magnitudes excluding reverse repurchase agreements (repos) and customer deposits excluding repos. In order to analyse the evolution of the traditional commercial banking business of granting loans and capturing deposits, repos and reverse repos are excluded, as they are mainly treasury business products and highly volatile.

Ratio	Formula	Relevance of the metric

TNAV per share (Tangible net asset value per share)	Tangible book value (1) Number of shares excluding treasury stock	This is a very commonly used ratio used to measure the company’s accounting value per share having deducted the intangible assets. It is useful in evaluating the amount each shareholder would receive if the company were to enter into liquidation and had to sell all the company’s tangible assets.

Price / tangible book value per share (X)	Share price TNAV per share	Is one of the most commonly used ratios by market participants for the valuation of listed companies both in absolute terms and relative to other entities. This ratio measures the relationship between the price paid for a company and its accounting equity value.

LTD (Loan-to-deposit)	Net loans and advances to customers Customer deposits	This is an indicator of the bank’s liquidity. It measures the total (net) loans and advances to customers as a percentage of customer funds.

Loans and advances (excl. reverse repos)	Gross loans and advances to customers excluding reverse repos	In order to aid analysis of the commercial banking activity, reverse repos are excluded as they are highly volatile treasury products.

Deposits (excl. repos)	Customer deposits excluding repos	In order to aid analysis of the commercial banking activity, repos are excluded as they are highly volatile treasury products.

PAT + After tax fees paid to SAN (in Wealth Management)	Net profit + fees paid from Santander Asset Management to Santander, net of taxes, excluding Private Banking customers	Metric to assess Wealth Management’s total contribution to Grupo Santander profit.

(1)	Tangible book value = Stockholders’ equity - intangible assets

Others	Mar-19	Dec-18	Mar-18
TNAV (tangible book value) per share	4.30	4.19	4.12
Tangible book value	69,731	67,912	66,445
Number of shares excl. treasury stock (million)	16,235	16,224	16,129

Price / Tangible book value per share (X)	0.96	0.95	1.29
Share price (euros)	4.14	3.97	5.30
TNAV (tangible book value) per share	4.30	4.19	4.12

Loan-to-deposit ratio	113%	113%	112%
Net loans and advances to customers	910,195	882,921	856,628
Customer deposits	808,361	780,496	767,340

	Q1’19	Q4’18	Q1’18

PAT + After tax fees paid to SAN (in Wealth Management) (Constant EUR million)	260	254	246
Profit after tax	149	143	132
Net fee income net of tax	111	111	114

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Alternative performance measures

Impact of exchange rate movements on profit and loss accounts

The Group presents, at both the Group level as well as the business unit level, the real changes in the income statement as well as the changes excluding the exchange rate effect, as it considers the latter facilitates analysis, since it enables businesses movements to be identified without taking into account the impact of converting each local currency into euros.

Said variations, excluding the impact of exchange rate movements, are calculated by converting P&L lines for the different business units comprising the Group into our presentation currency, the euro, applying the average exchange rate for first quarter 2019 to all periods contemplated in the analysis. The average exchange rates for the main currencies in which the Group operates are set out on section General background of this report.

Impact of exchange rate movements on the balance sheet

The Group presents, at both the Group level as well as the business unit level, the real changes in the balance sheet as well as the changes excluding the exchange rate effect for loans and advances to customers excluding reverse repos and customer funds (which comprise deposits and mutual funds) excluding repos. As with the income statement, the reason is to facilitate analysis by isolating the changes in the balance sheet that are not caused by converting each local currency into euros.

These changes excluding the impact of exchange rate movements are calculated by converting loans and advances to customers excluding reverse repos and customer funds excluding repos, into our presentation currency, the euro, applying the closing exchange rate on the last working day of first quarter 2019 to all periods contemplated in the analysis. The end-of-period exchange rates for the main currencies in which the Group operates are set out on section General background of this report.

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Condensed consolidated financial statements

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

• CONSOLIDATED BALANCE SHEET

• CONSOLIDATED INCOME STATEMENT

NOTE:

The financial information for the first quarter 2019 and 2018 (attached herewith) corresponds to that included in the consolidated summarised financial statements at these dates, drawn up in accordance with the International Accounting Standards (IAS) 34, Interim Financial Information. The accounting policies and methods used are those established by the International Financial Reporting Standards adopted by the European Union (IFRS-EU), Circular 4/2017 of the Bank of Spain, which replaces Circular 4/2004 for those years starting as of 1 January 2018, and the International Financial Reporting Standards issued by the International Accounting Standards Board (IFRS-IASB).

Condensed consolidated balance sheet

EUR million

Assets	Mar-19	Dec-18	Mar-18
Cash, cash balances at central banks and other deposits on demand	103,500	113,663	100,673
Financial assets held for trading	98,592	92,879	124,591
Non-trading financial assets mandatorily at fair value through profit or loss	6,661	10,730	5,082
Financial assets designated at fair value through profit or loss	75,488	57,460	53,132
Financial assets at fair value through other comprehensive income	116,359	121,091	123,285
Financial assets at amortised cost	980,733	946,099	915,454
Hedging derivatives	7,270	8,607	7,718
Changes in the fair value of hedged items in portfolio hedges of interest risk	1,435	1,088	1,136
Investments	7,726	7,588	9,155
Joint ventures companies	956	979	1,997
Associated entities	6,770	6,609	7,158
Assets under insurance or reinsurance contracts	332	324	347
Tangible assets	33,246	26,157	21,912
Property, plant and equipment	32,149	24,594	20,201
For own-use	14,771	8,150	8,073
Leased out under an operating lease	17,378	16,444	12,128
Investment property	1,097	1,563	1,711
Of which Leased out under an operating lease	786	1,195	1,313
Intangible assets	29,114	28,560	28,523
Goodwill	25,989	25,466	25,612
Other intangible assets	3,125	3,094	2,911
Tax assets	29,634	30,251	29,667
Current tax assets	6,415	6,993	5,950
Deferred tax assets	23,219	23,258	23,717
Other assets	11,501	9,348	11,887
Insurance contracts linked to pensions	204	210	233
Inventories	4	147	156
Other	11,293	8,991	11,498
Non-current assets held for sale	4,560	5,426	5,908
TOTAL ASSETS	1,506,151	1,459,271	1,438,470

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Condensed consolidated financial statements

Condensed consolidated balance sheet

EUR million

Liabilities	Mar-19	Dec-18	Mar-18
Financial liabilities held for trading	67,994	70,343	95,172
Financial liabilities designated at fair value through profit or loss	74,426	68,058	59,706
Financial liabilities at amortised cost	1,211,981	1,171,630	1,134,513
Hedging derivatives	7,273	6,363	8,073
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	313	303	327
Liabilities under insurance or reinsurance contracts	751	765	850
Provisions	13,449	13,225	14,284
Pensions and other post-retirement obligations	5,737	5,558	6,177
Other long term employee benefits	1,160	1,239	1,498
Taxes and other legal contingencies	3,205	3,174	3,210
Contingent liabilities and commitments	710	779	848
Other provisions	2,637	2,475	2,551
Tax liabilities	8,783	8,135	7,901
Current tax liabilities	2,699	2,567	2,750
Deferred tax liabilities	6,084	5,568	5,151
Other liabilities	10,816	13,088	12,178
Liabilities associated with non-current assets held for sale	—	—	—
TOTAL LIABILITIES	1,395,786	1,351,910	1,333,004

EQUITY
Shareholders´ equity	119,837	118,613	117,451
Capital	8,118	8,118	8,068
Called up paid capital	8,118	8,118	8,068
Unpaid capital which has been called up	—	—	—
Share premium	50,993	50,992	51,053
Equity instruments issued other than capital	573	565	533
Equity component of the compound financial instrument	—	—	—
Other equity instruments issued	573	565	533
Other equity	172	234	203
Accumulated retained earnings	64,346	56,756	56,971
Revaluation reserves	—	—	—
Other reserves	(3,962)	(3,566)	(1,395)
(-) Own shares	(6)	(59)	(36)
Profit attributable to shareholders of the parent	1,840	7,810	2,054
(-) Interim dividends	(2,237)	(2,237)	—
Other comprehensive income	(20,992)	(22,141)	(22,483)
Items not reclassified to profit or loss	(3,469)	(2,936)	(3,235)
Items that may be reclassified to profit or loss	(17,523)	(19,205)	(19,248)
Non-controlling interest	11,520	10,889	10,498
Other comprehensive income	(1,137)	(1,292)	(1,226)
Other elements	12,657	12,181	11,724
TOTAL EQUITY	110,365	107,361	105,466
TOTAL LIABILITIES AND EQUITY	1,506,151	1,459,271	1,438,470

MEMORANDUM ITEMS
Loans commitment granted	221,305	218,083	217,319
Financial guarantees granted	12,265	11,723	16,221
Other commitments granted	79,472	74,389	63,670

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Condensed consolidated financial statements

Condensed consolidated income statement

EUR million

	Q1’19	Q1’18
Interest income	14,280	13,340
Financial assets at fair value through other comprehensive income	1,022	963
Financial assets at amortised cost	11,987	11,525
Other interest income	1,271	852
Interest expense	(5,598)	(4,886)
Net interest income	8,682	8,454
Dividend income	66	35
Share of results of entities accounted for using the equity method	153	178
Commission income	3,746	3,738
Commission expense	(815)	(784)
Gain or losses on financial assets and liabilities not measured at fair value through profit or loss, net	116	127
Financial assets at amortised cost	5	9
Other financial assets and liabilities	111	118
Gain or losses on financial assets and liabilities held for trading, net	28	449
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets at amortised cost	—	—
Other gains (losses)	28	449
Gains or losses on non-trading financial assets and liabilities mandatorily at fair value through profit or loss	131	5
Reclassification of financial assets at fair value through other comprehensive income	—	—
Reclassification of financial assets at amortised cost	—	—
Other gains (losses)	131	5
Gain or losses on financial assets and liabilities measured at fair value through profit or loss, net	(76)	16
Gain or losses from hedge accounting, net	(29)	(29)
Exchange differences, net	107	(73)
Other operating income	419	411
Other operating expenses	(469)	(390)
Income from assets under insurance and reinsurance contracts	882	910
Expenses from liabilities under insurance and reinsurance contracts	(856)	(896)
Total income	12,085	12,151
Administrative expenses	(5,011)	(5,151)
Staff costs	(3,006)	(3,000)
Other general administrative expenses	(2,005)	(2,151)
Depreciation and amortisation cost	(747)	(613)
Provisions or reversal of provisions, net	(465)	(370)
Impairment or reversal of impairment at financial assets not measured at fair value through profit or loss, net	(2,246)	(2,297)
Financial assets at fair value with changes in other comprehensive income	(3)	(10)
Financial assets at amortised cost	(2,243)	(2,287)
Impairment of investments in subsidiaries, joint ventures and associates, net	—	—
Impairment on non-financial assets, net	(20)	(9)
Tangible assets	(20)	(10)
Intangible assets	(1)	—
Others	1	1
Gain or losses on non financial assets and investments, net	219	20
Negative goodwill recognised in results	—	—
Gains or losses on non-current assets held for sale not classified as discontinued operations	(213)	(42)
Profit or loss before tax from continuing operations	3,602	3,689
Tax expense or income from continuing operations	(1,357)	(1,280)
Profit for the period from continuing operations	2,245	2,409
Profit or loss after tax from discontinued operations	—	—
Profit for the period	2,245	2,409
Profit attributable to non-controlling interests	405	355
Profit attributable to the parent	1,840	2,054
Earnings per share
Basic	0.104	0.120
Diluted	0.104	0.119

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Glossary

GLOSSARY

•	Active customer: Those customers who comply with balance, income and/or transactionality demanded minima defined according to the business area

•	ALCO: Assets and Liabilities Committee

•	APM: Alternative Performance Measures

•	Banco Popular/Popular: Banco Popular Español, S.A., a bank whose share capital was acquired by Banco Santander, S.A. on 7 June 2017 and was merged into Santander in September 2018

•	bps: basis points

•	CAGR: Compound annual growth rate

•	CEO: Chief Executive Officer

•	CET1: Core equity tier 1

•	CFO: Chief Financial Officer

•	CNMV: Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores)

•	Digital customers: Every consumer of a commercial bank’s services who has logged on to their personal online banking and/or mobile banking in the last 30 days

•	ECB: European Central Bank

•	EIB: European Investment Bank

•	EPS: Earnings Per Share

•	ESMA: European Securities and Markets Authority

•	Fed: Federal Reserve

•	FX: Foreign Exchange

•	GDP: Gross Domestic Product

•	GRI: Global Reporting Initiative

•	IFRS 9: International Financial Reporting Standard 9, regarding financial instruments

•	IFRS 16: International Financial Reporting Standard 16, regarding leases

•	IT&O: Information technology and operations

•	LCR: Liquidity Coverage Ratio

•

Loyal customers: Active customers who receive most of their financial services from the Group according to the commercial segment that they belong to. Various engaged customer levels have been defined taking profitability into account.

•	NPLs: Non-performing loans

•	P/E ratio: Price / earnings per share ratio

•	pp: percentage points

•	Repos: Repurchase agreements

•	RoA: Return on assets

•	RoE: Return on equity

•	RoRAC: Return on risk adjusted capital

•	RoRWA: Return on risk weighted assets

•	RoTE: Return on tangible equity

•	RWAs: Risk weighted assets

•	SAM: Santander Asset Management

•	SBNA: Santander Bank N.A.

•	SCF: Santander Consumer Finance

•	SCIB: Santander Corporate & Investment Banking

•	SC USA: Santander Consumer US

•	SEC: Securities and Exchanges Commission

•	SHUSA Santander Holdings USA, Inc.

•	SMEs: Small or medium enterprises

•	SPB: Santander Private Banking

•	SPF: Simple, Personal and Fair

•	SSM: Single Supervisory Mechanism, the system of banking supervision in Europe. It comprises the ECB and the national supervisory authorities of the participating countries)

•	T1: Tier 1

•	TLAC: The total loss absorption capacity requirement which is required to be met under the CRD V package

•	TNAV: Tangible net asset value

•	TRIM: Targeted review of internal models

•	UK: United Kingdom

•	US: United States of America

•	VaR: Value at Risk

•	WM: Wealth Management

January - March 2019         75

Responsible banking
Santander aim and	Investor Day and	Financial	Corporate governance
corporate culture	events since quarter end	information	Santander share	Appendix
Important information

Important information

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this report contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this report that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published as Relevant Fact on 28 February 2019, as well as the section “Alternative performance measures” of the annex to this report. These documents are available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries.

Forward-looking statements

Santander cautions that this report contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this report and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this report, and in our annual report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

76         January - March 2019

Responsible banking
Santander aim and	Investor Day and	Financial	Corporate governance
corporate culture	events since quarter end	information	Santander share	Appendix
Important Information

Forward-looking statements speak only as of the date of this report and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No offer

The information contained in this report is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this report. No investment activity should be undertaken on the basis of the information contained in this report. In making this report available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this report nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this report is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this report should be construed as a profit forecast.

This document is a translation of a document originally issued in Spanish. Should there be any discrepancies between the English and the Spanish versions, only the original Spanish version should be binding.

January - March 2019         77

Investor Relations

Ciudad Grupo Santander

Edificio Pereda, 2nd floor

Avda de Cantabria s/n

28660 Boadilla del Monte

Madrid (Spain)

Tel: +34 (91) 259 65 14 / +34 (91) 259 65 20

Fax: +34 (91) 257 02 45

e-mail: investor@gruposantander.com

Legal Head Office:

Paseo Pereda 9-12, Santander (Spain)

Tel: +34 (942) 20 61 00

Operational Head Office: Ciudad Grupo Santander Avda. de Cantabria s/n 28660 Boadilla del Monte, Madrid (Spain)

www.santander.com

Item 3

30 April 2019 Q1’19 Earnings Presentation Here to help you prosper

Important Information Non-IFRS and alternative performance measures In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this presentation contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this presentation that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see Q1 2019 Financial Report, published as Relevant Fact on 30 April 2019 and 2018 Annual Financial Report, published as Relevant Fact on 28 February 2019. These documents are available on Santander’s website (www.santander.com). The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries Forward-looking statements Santander cautions that this presentation contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this presentation, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date of this presentation and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. 2

Important Information No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this presentation should be construed as a profit forecast. 3

Index 1. Group performance Q1’19 2. Business areas performance Q1’19 3. Concluding remarks 4. Appendix 5. Glossary 4

Group performance Q1’19 01

Q1'19 Highlights

Commercial transformation

- Our loyal and digital customer base continues to grow
- Volumes expanded QoQ and YoY in loans, deposits and mutual funds

Results

- Q1'19 attributable profit: EUR **1,840 mn**, impacted by EUR -108 mn[1] of net capital gains and provisions
- Underlying profit: EUR **1,948 mn** supported by higher customer revenue, cost control and lower provisions
- Results affected by market environment, accounting impacts and high inflation adjustment in Argentina

Profitability and solvency

- High profitability: **11.3%** underlying RoTE
- Strong organic capital generation in Q1'19: **+20 bps**
- CET1[2] Mar-19: **11.25%** absorbing -29 bps of accounting and regulatory effects

Outlook

- We announced our mid-term targets and strategy at the Santander Investor Day
- 2019 macroeconomic environment of lower for longer interest rates, Brexit uncertainties

Santander

Note: YoY changes in constant euros (1) Details on page 11 (2) Data calculated using the IFRS 9 transitional arrangements

6

Q1’19 Highlights YoY changes Growth Profitability Strength Loyal: +10% Customer revenue: +4% CET12: 11.25% (+25 bps) Customers Results Solvency Digital: +24% Underlying att. profit: -2% TNAVps: 4.30 (+4%) Loans: +4% RoTE: 11.3% NPL: 3.62% (-40 bps) Profitability Credit Volumes ratios1 quality Customer funds: +5% RoRWA: 1.56% Cost of credit: 0.97% (-7 bps) Note: Results and volume changes in constant euros. Loans excluding reverse repos. Customer funds: deposits excluding repos + marketed mutual funds 7 (1) Underlying (2) Data calculated using the IFRS 9 transitional arrangements

Our successful commercial and digital transformation plans are reflected in a larger customer base and increased loyal and digital penetration Active Loyal Digital 68.5 mn (+8%) 20.2 mn (+10%) 33.9 mn (+24%) Active customers Loyal customers Digital customers +2.2 mn 30% +1.8 mn active customers loyal / active customers digital customers QoQ QoQ Note: YoY changes 8

General widespread YoY increase in loans and customer funds, boosted by developing markets Loans and advances to customers EUR bn and YoY change in constant EUR 247 +1% 210 -3% 98 +7% 88 +11% 76 +10% 41 +8% 36 -3% 33 +10% 29 +29% 6 +50% 896 +4% Customer funds EUR bn and YoY change in constant EUR 325 +4% 213 +1% 114 +11% 68 +6% 42 +5% 40 +8% 37 0% 35 +28% 34 +4% 10 +55% 935 +5% Note: Loans excluding reverse repos. Customer funds: deposits excluding repos + marketed mutual funds 9

Q1’19 results impacted by one-offs, negative effects from the market environment, accounting impacts and the high inflation adjustment in Argentina Attributable profit (EUR million) 2,054 1,990 2,068 1,840 1,698 Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 Q1’19 vs Q4’18 (EUR million) 2,068 +9 2,077 1,840 -154 -83 -4% Q4’18 FX Constant Net capital Underlying Q1’19 EUR gains and profit provisions1 Q1’19 vs Q1’18 (EUR million) 2,054 1,993 1,840 -61 -108 -45 -2% Q1’18 FX Constant Net capital Underlying Q1’19 EUR gains and profit provisions1 (1) Details on next slide 10

Q1’19 P&L YoY performance change vs Q1’18 Constant EUR EUR million Q1’19 % EUR Amount % Net interest income 8,682 +3 +375 +5 Net fee income 2,931 -1 +76 +3 Gains on fin. trans. and other 472 -36 -264 -36 Total income 12,085 -1 +187 +2 Operating expenses -5,758 0 -101 +2 Net operating income 6,327 -1 +85 +1 Loan-loss provisions -2,172 -5 +85 -4 Other results -471 +13 -71 +18 PBT 3,684 0 +99 +3 Tax -1,326 +4 -87 +7 Minority interests -410 +15 -57 +16 Underlying profit 1,948 -5 -45 -2 Net capital gains and provisions -108 — -108 — Attributable profit 1,840 -10 -153 -8 (1) Capital gains due to the sale of part of our stake in Prisma in Argentina (2) Santander sold a Spanish portfolio of residential properties to Cerberus Higher customer revenue due to increased business volumes and spread management Lower market revenues and higher cost of FX hedging Cost control with an individualised and targeted cost management across the board Good credit quality evolution, with better cost of credit and NPL ratio Prisma sale1 (EUR 150 mn), real estate disposal2 (EUR -180 mn) and restructuring costs in the UK and Poland (EUR -78 mn) 11

Revenue YoY growth driven by stronger customer activity. QoQ drop due to non-business related impacts Net interest income 9,019 8,682 8,307 Net fee income 2,855 2,898 2,931 Other revenue1 736 533 472 Q1’18 Q2 Q3 Q4 Q1’19 YoY growth due to higher volumes and spread management, with improvement in 7 of our 10 core markets QoQ decrease as Q4’18 was favoured by TDR2 reclassification in the US and Q1’19 was impacted by IFRS 16 YoY increase in the majority of our main markets QoQ improvement boosted by SCF, the US and Mexico Brazil lower QoQ due to insurance seasonality in Q4 Q1’19 affected by markets environment and lower ALCO sales Q1’19 FX hedging costs of EUR 60 mn Very low weight as a percentage of total income (<4%) Note: Constant euros (1) Other revenue includes gains/losses on financial transactions, income from the equity accounted method, dividends and other operating results. Contribution to the SRF recorded in Q2’18. Contribution to the DGF in Spain recorded in Q4’18 (2) TDR (Troubled Debt Restructuring) 12

Higher NII due to increased business volumes and wider spreads in mature markets Organic growth Lower cost of deposits Mature +2% +3% +2 bps Q1’19 vs. Q1’18 markets +2% Loans Customer funds NIM Net interest income +5% Organic growth Lower rates Developing markets +13% +16% -26 bps +8% Loans Customer funds NIM Note: YoY change in constant euros. Average volumes. 13

Higher net fee income YoY driven by Retail Banking. SCIB and WM affected by markets

Loyal customers


Individuals (mn)
+10%
16.9
18.5
Mar-18
Mar-19
Companies (k)
+9%
1,566
1,708
Mar-18
Mar-19

Activity growth[1]

mutual fund balances	card turnover	insurance premiums
+3%	+12%	+17%

Net fee income growth by market[1]


Developing markets
+9%
Mature markets
-3%

Net fee income growth by segment[1]


SCIB
-8%
Wealth Management
+1%
Retail Banking
+5%

Santander

(1) YoY change in constant euros

14

Cost management reflects integration synergies, maintaining a best-in-class cost-to-income, whilst enhancing customer experience Cost evolution Q1’19 vs. Q1’18, % Nominal In real terms1 -5.7 -7.4 -1.1 -2.0 0.0 -1.8 15.42 13.82 1.2 -1.1 -2.7 -5.0 3.1 -0.9 9.9 5.3 1.0 -1.6 81.3 40.9 -1.3 -3.1 Targeted cost management by geographies: Synergies from integrations in Europe Better operational leverage in the US Costs under control in the units where we are investing to update distribution capacity, such as in Mexico Costs in real terms Cost-to-income -2% YoY 47.6% in Q1’19 Note: Constant euros (1) Excluding inflation (2) Impacted by DB Polska integration. Efficiency ratio improved 0.5 pp 15

Continued credit quality improvement on a YoY and QoQ basis -7 bps % 1.04 1.00 0.97 Cost of credit -40 bps 4.02 3.73 3.62 NPL ratio -2 pp 70 67 68 Coverage ratio Mar-18 Dec-18 Mar-19 YoY cost of credit ratio improved, maintaining low levels in Q1’19 NPL ratio fell YoY in most units High level of allowances to total loans: strong first line of defense Note: Exposure and coverage ratio by stage in appendix, page 50 16

Strong organic capital generation in Q1 (+20 bps). CET1 ratio impacted by accounting and regulatory effects (mainly IFRS 16 and TRIM) CET1 ratio % 11.30 +0.20 +0.02 +0.02 11.25 11.00 11.01 -0.29 Mar-18 Dec-18 Regulatory Organic Perimeter2 Others Mar-19 impacts1 generation YoY Mar-19 change FL Total capital ratio 14.84% +41 bps FL Tier 1 capital ratio 12.91% +42 bps Leverage ratio 5.1% 0 bp Santander currently complies with MREL requirement3 (1) IFRS 16: -19 bps; IFRS 9 phased-in: -3 bps; models in Spain (-2 bps) and TRIM (-5 bps) (2) Mainly Prisma (+2 bps) (3) Parent bank. Preliminary data Note: data calculated using the IFRS 9 transitional arrangements 17

Creating shareholder value whilst maintaining high profitability TNAV per share EUR 4.30 4.19 4.12 Mar-18 Dec-18 Mar-19 Profitability ratios Underlying RoTE1 12.1% 11.3% 2018 Q1’19 Underlying RoRWA1 1.59% 1.56% 2018 Q1’19 (1) Statutory RoTE 2018 11.7% and Q1’19 11.2%. Statutory RoRWA 2018 1.55% and Q1’19 1.54% Notes: The averages for the Q1 RoTE and RoRWA denominators are calculated on the basis of 4 months from December to March. For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the statutory RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the statutory RoRWA is the annualised underlying consolidated result (excluding non-recurring results), to which is added non-recurring results without annualising them. 18

Business areas performance Q1’19 02

Increased weight of the Americas in Group profit Q1’19 Underlying attributable profit1 Americas Europe 52% 48% Other Latam, 2% Chile, 6% UK, 11% Spain; 16% Brazil, 29% SCF, 13% Mexico, 8% Portugal, 5% US, 7% Poland, 3% Q1’19 Underlying attributable profit in core markets EUR mn and % change vs. Q1’18 in constant euros 724 +15% 403 -11% 325 +1% 271 -16% 206 +12% 182 +35% 149 +1% 135 +7% 62 +1% 11 -68% (1) Excluding Corporate Centre and Real Estate Activity Spain 20

Brazil: YoY double-digit profit growth, higher RoTE (21%) and better customer service and satisfaction. QoQ revenue impacted by seasonality, IFRS 16 and market related income P&L* Q1’19 % Q4’18 % Q1’18 NII 2,459 -2.1 6.2 Net fee income 931 -1.3 8.4 Total income 3,411 -1.1 6.2 Operating expenses -1,119 -7.4 3.1 LLPs -710 -3.8 -7.3 PBT 1,414 8.7 16.3 Attributable profit 724 7.7 14.8 (*) EUR mn and % change in constant euros ACTIVITY Volumes in EUR bn and % change in constant euros 114 15.64% 16.08% 15.62% 15.73% 15.80% +2% Yield on loans 76 0% QoQ 10.62% 11.16% 11.09% QoQ +11% Cost of deposits +10% YoY 5.02% 4.44% 4.66% 4.57% 4.71% YoY Loans Funds Q1’18 Q2 Q3 Q4 Q1’19 +15% +35% Loyal Digital customers customers 3.88% 5.26% (-47 bps) (0 bps) Cost of NPL ratio credit 32.8% 21% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change. Underlying RoTE 21

Spain: revenue affected by lower ALCO sales, market related revenues and IFRS 16. Cost improvement reflects integration synergies. Stable credit quality P&L* Q1’19 % Q4’18 % Q1’18 NII 1,098 -4.5 6.0 Net fee income 614 -3.0 -8.7 Total income 1,938 3.1 -6.1 Operating expenses -1,079 -2.8 -5.7 LLPs -218 69.2 5.3 PBT 544 -4.8 -10.5 Attributable profit 403 -6.7 -11.4 (*) EUR mn Note: Q4’18 DGF contribution of EUR 226 mn ACTIVITY Volumes in EUR bn 325 210 1.96% 1.96% 1.97% 2.02% 2.04% +3% Yield on loans 0% QoQ QoQ 1.61% 1.82% 1.92% +4% -3% Cost of deposits YoY YoY 0.35% 0.27% 0.21% 0.20% 0.12% Loans Funds Q1’18 Q2 Q3 Q4 Q1’19 Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change. Underlying RoTE +1% +25% Loyal Digital customers customers 0.34% 6.19% (+5 bps) (-8 bps) Cost of NPL ratio credit 55.7% 11% Efficiency RoTE ratio 22

SCF: leadership in Europe with best-in-class profitability (RoRWA: 2.3%) and efficiency. Historically low NPL ratio and cost of credit P&L* Q1’19 % Q4’18 % Q1’18 NII 941 0.0 3.3 Net fee income 214 13.4 -0.1 Total income 1,167 -1.5 2.8 Operating expenses -507 2.8 0.0 LLPs -122 158.1 1.6 PBT 562 17.4 5.5 Attributable profit 325 10.2 1.1 (*) EUR mn and % change in constant euros ACTIVITY Volumes in EUR bn and % change in constant euros 98 11 0% 4.60% 4.55% 4.51% 4.45% 4.51% 0% Yield on loans QoQ QoQ +7% +2% YoY YoY Loans New lending Q1’18 Q2 Q3 Q4 Q1’19 19.4 mn 43.4% Active Efficiency customers ratio 0.38% 2.33% (+2 bps) (-15 bps) Cost of NPL ratio credit 2.3% 15% RoRWA RoTE Note: Loans excluding reverse repos . Credit quality ratios YoY change.Underlying RoTE Excluding Santander Consumer UK profit, which is recorded in Santander UK results. Including it, Q1’19 attributable profit: EUR 358 mn (+2% vs. Q1’18 and +8% vs. Q4’18) 23

UK: underlying results reflect competitive pressure on revenue, the current uncertain environment and higher technology and projects costs. Non-recurring restructuring charges in Q1’19 P&L* Q1’19 % Q4’18 % Q1’18 NII 1,001 -4.7 -4.2 Net fee income 243 -7.0 -0.9 Total income 1,280 -5.4 -6.3 Operating expenses -783 4.3 1.2 LLPs -64 41.1 -5.0 PBT 380 -5.1 -17.8 Underlying att. profit 271 -6.7 -16.3 Net capital gains and provisions¹ -66 -- -- Attributable profit 205 -29.6 -36.8 (*) EUR mn and % change in constant euros (1) Restructuring costs after tax ACTIVITY Volumes in EUR bn and % change in constant euros 247 2.81% 2.75% 2.76% 2.77% 2.69% 213 Yield on loans 0% -1% QoQ QoQ 2.17% 2.10% 2.02% +1% Cost of deposits +1% YoY 0.64% 0.64% 0.64% 0.67% 0.67% YoY Loans Funds Q1’18 Q2 Q3 Q4 Q1’19 +3% +8% Loyal Digital customers customers 0.07% 1.14% (-3 bps) (-3 bps) Cost of NPL ratio credit 61.1% 7% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change. Underlying RoTE 24

Other units: larger customer base, higher profits and better credit quality Continued to strengthen our distribution model, reflected in an increase in customer base, volumes and profitability Double-digit profit growth due to higher customer revenue and lower cost of credit Very positive quarter for Santander US, with strong business and profit growth SBNA increased volumes with higher NIM. SC USA maintained high RoTE (18%1) Double QoQ profit, as Q4’18 was affected by seasonal factors. NII and LLPs comparison impacted by reclassification of TDRs, mainly QoQ Business volumes grew at a faster pace in core products Profit up driven by cost control and improved credit quality. NII affected by flat inflation (UF) Attributable profit RoTE EUR 206 mn 20% +12% EUR 182 mn 5%1 +35% EUR 149 mn 16% +1% Note: % change YoY in constant euros. Underlying RoTE (1) Adjusted RoTE for 11.30% CET1: Santander US 9% and SC USA 27% 25

Other units: larger customer base and integration processes

	Attributable profit	RoTE
Strong new lending, widespread **market share gains** Profit growth thanks to ALCO sales, lower costs due to integration synergies and LLPs release (strong improvement in NPL ratio: -252 bps YoY)	EUR **135** mn +7%	13%
YoY **volume growth** across all key products **boosted by DBP integration** QoQ volumes affected by liquidity and cost of deposits management **PBT increase** QoQ and YoY **absorbing higher BFG[1] and Banking Tax**	EUR **62** mn[3] +1%	8%[4]
Profit hit by high inflation adjustments[2] and increased provisions The **partial sale of our stake in Prisma** generated a capital gain of EUR 150 mn	EUR **11** mn[3] -68%	5%

Note: % change YoY in constant euros. Underlying RoTE
(1) Bank Guarantee Fund
(2) Total impact EUR -53 mn (monetary adjustment EUR -38 mn; use of fixing exchange rates instead of average rates EUR -15 mn)
(3) Underlying attributable profit
(4) Adjusted RoTE for 11.30% CET1, 14%

Santander
26

Corporate Centre P&L* Q1’19 Q1’18 NII -284 -224 Gains/Losses on FT -79 12 Operating expenses -119 -121 Provisions and other income -46 -79 Tax and minority interests 35 6 Underlying att. profit -514 -421 Net capital gains and provisions -180 0 Attributable profit -694 -421 (*) EUR mn Greater loss in NII due to higher stock of issuances and IFRS 16 impact Higher FX hedging cost reflected in results from financial transactions Operating expenses reflect two impacts: on one hand, streamlining and simplification measures and, on the other hand, investment in global projects for the Group’s digital transformation Real estate disposal1 in Q1’19 (1) Santander sold a Spanish portfolio of residential properties to Cerberus 27

Concluding remarks 03

Main takeaways for the short-term ? In an challenging market, we have increased our customer base and volumes Q1’19 ? Solid underlying trends in the income statement: YoY growth in customer revenue, cost control and lower LLPs summary ? Strong organic capital generation and TNAVps increase ? 11.3% underlying RoTE affected by market weakness and accounting impacts ? In a scenario of lower economic growth, all our core markets are projected to grow (except Argentina until 2020). In Santander’s footprint, 1.9% GDP1 growth in 2019 ? In an environment with mixed trends in volumes, we expect to grow in revenue supported by higher volumes (mainly in the Americas) and larger customer base (active, loyal and digital customers) Short-term ? We expect controlled costs, capturing synergies and efficiencies, and a cost of credit which should remain at view low levels ? We aim to gain market share, improve our profitability and strengthen our capital management ? We have announced two operations, in line with our strategy of improving our profitability and deploying capital to countries with the highest growth & profitability and to capital light businesses (1) GDP April 2019 WEO IMF estimated as a weighted average of countries in our footprint 29

Voluntary offer to acquire all shares of Banco Santander Mexico not already held by the Santander Group (c. 25% of Santander Mexico’s share capital) Attractive transaction for … as well as for Santander Mexico Santander Group shareholders … shareholders Rationale of the transaction Opportunity to monetise at a 14% Transaction is consistent premium shareholders for Santander 1 Mexico with Santander Group EPS neutral Implied 22% premium based on strategy past 1 month volume weighted average price Mexico has attractive RoI in euros fundamentals Santander offer price is higher c. 14.5% than current consensus target price at MXN 30 per share2 Santander: a leading bank in Mexico that remains a key component of Gaining exposure to a Santander’s growth history Slightly positive impact global and well diversified leading on Group CET1 ratio financial institutions with in LatAm predictable earnings potential Increase our presence in high growth markets (1) Taking into account the market price of Banco Santander and Santander Mexico at closing on 11 April 2019 and an exchange rate MXN/EUR of 21.2826 on that date (2) Based on the average of the target price per share of Santander Mexico published by research analysts that cover Santander Mexico Note: transaction is expected to be completed in the second half of the year. Launch of the offer and the offer itself subject to customary conditions, including regulatory authorisations, absence of any material adverse change in Santander Mexico and the approval at our shareholders’ meeting 30

Crédit Agricole and Santander to join1 forces and create a major global player in custody and asset servicing The new entity EUR 3.3 trillion in assets under custody Rationale of the transaction will have EUR 1.8 trillion in assets under administration Transaction is consistent The transaction would combine2 two strong custody and asset servicing players with Santander Group to form a truly global player with enhanced growth prospects strategy Geographical and product range complementarity The combined entity is present in Spain, France, Germany, the UK, Belgium, Ireland, Italy, Luxembourg, improving the the Netherlands, Switzerland, Brazil, Mexico, Colombia, Canada and Hong Kong offering to customers The enlarged group would be better placed to capture growth Build a Top 2 player in in high potential markets (Latin America and Asia) Europe by profit, while remaining a regional player in LatAm The new entity will improve revenue diversification, providing scope for savings and cost reductions Santander Group’s One-off positive impact of Slightly accretive in Capital generation of financial impact3 c.+€700mn4 in P&L ordinary earnings per share 3 bps in CET1 ratio (1) Signed a Memorandum of Understanding. The signing of the final agreements between Crédit Agricole S.A. and Santander requires prior consultation with the relevant works councils (2) Crédit Agricole S.A. and Santander would hold 69.5% and 30.5% respectively of the combined entity that will keep the name CACEIS (3) Estimated data and under condition that the transaction is carried out (4) The Group expects to apply the referred capital gain to extraordinary charges and provisions 31

We are making progress towards our medium-term goals: Medium-term goals We are confident our RoTE1 FL CET1 strategy will drive 13-15% 11-12% further loyal Dividend customers growth Efficiency pay-out ratio while increasing EPS 42-45% 40-50% and TNAV per share Growth Profitability Strength (1) Underlying. 32

Appendix 04

Appendix Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 34

Mexico: continued to increase customer base, volumes and profitability. Double-digit profit growth due to higher customer revenue and lower cost of credit P&L* Q1’19 % Q4’18 % Q1’18 NII 766 0.8 11.8 Net fee income 204 8.7 3.3 Total income 939 1.0 6.9 Operating expenses -395 1.3 9.9 LLPs -193 -13.2 -8.6 PBT 345 3.2 13.6 Attributable profit 206 -3.2 12.0 (*) EUR mn and % change in constant euros ACTIVITY Volumes in EUR bn and % change in constant euros 42 12.09% 12.35% 12.49% 12.66% 12.74% 33 +4% Yield on loans +2% QoQ 8.61% 9.00% 8.79% QoQ +10% +5% 3.48% 3.57% 3.64% 3.66% 3.95% Cost of deposits YoY YoY Loans Funds Q1’18 Q2 Q3 Q4 Q1’19 +28% +57% Loyal Digital customers customers 2.62% 2.12% (-33 bps) (-56 bps) Cost of NPL ratio credit 42.1% 20% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change. Underlying RoTE 35

USA: very positive quarter for Santander US, with strong business and profit growth. NII and LLP comparison impacted by reclassification of TDRs, mainly QoQ P&L* Q1’19 % Q4’18 % Q1’18 NII 1,407 -10.2 -1% 6.5 +3% Net fee income 234 7.4 1.0 Total income 1,815 -8.5 -1% 6.2 +4% Operating expenses -774 -3.1 -2.7 LLPs -611 -36.4 -24% -2.5 -9% PBT 371 124.1 42.3 Attributable profit 182 102.5 34.7 (*) EUR mn and % change in constant euros Changes excluding TDRs impact ACTIVITY Volumes in EUR bn and % change in constant euros Santander Bank Santander Consumer USA 52 48 47 41 +4% +2% +1% -2% QoQ QoQ QoQ QoQ +15% +2% +15% +13% YoY YoY YoY YoY Loans Funds Loans¹ Managed assets +7% +13% Loyal Digital customers customers 3.11% 2.41% (-18 bps) (-45 bps) Cost of NPL ratio credit 42.7% 5% Efficiency RoTE2 ratio SC USA RoTE: 18%2 Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change Santander Bank’s customers (1) Includes leasing (2) Adjusted RoTE for 11.30% CET1: Santander US 9% and SC USA 27% 36

Chile: faster growth in core products. NII affected by flat inflation (UF). Better performance of costs and credit quality P&L* Q1’19 % Q4’18 % Q1’18 NII 440 -10.0 -8.0 Net fee income 103 5.5 -4.6 Total income 600 -5.9 -4.1 Operating expenses -255 -3.6 1.0 LLPs -102 -16.6 -13.7 PBT 280 -0.4 1.6 Attributable profit 149 -5.2 1.3 (*) EUR mn and % change in constant euros ACTIVITY Volumes in EUR bn and % change in constant euros 41 34 7.52% 7.53% 7.35% 7.43% 7.43% +1% -1% Yield on loans QoQ QoQ 5.74% 5.59% 5.81% +8% +4% Cost of deposits YoY YoY 1.78% 1.73% 1.75% 1.84% 1.62% Loa Funds Q1’18 Q2 Q3 Q4 Q1’19 +6% +6% Loyal Digital customers customers 1.13% 4.67% (-9 bps) (-33 bps) Cost of NPL ratio credit 42.4% 16% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change. Underlying RoTE 37

Portugal: Profit growth thanks to ALCO sales, lower costs due to integration synergies and LLP release (strong improvement in credit quality). Market share gains P&L* Q1’19 % Q4’18 % Q1’18 NII 216 2.1 -2.7 Net fee income 98 2.3 0.3 Total income 357 7.1 4.8 Operating expenses -157 -3.0 -1.1 LLPs 13 -- -- PBT 194 -0.9 16.8 Attributable profit 135 -0.4 6.7 (*) EUR mn ACTIVITY Volumes in EUR bn 40 36 0% +3% 1.86% 1.81% 1.74% 1.83% 1.79% Yield on loans QoQ QoQ 1.68% 1.65% 1.65% -3% +8% YoY Cost of deposits YoY 0.18% 0.18% 0.15% 0.18% 0.14% Loans Funds Q1’18 Q2 Q3 Q4 Q1’19 +7% +16% Loyal Digital customers customers 0.03% 5.77% (-5 bps) (-252 bps) Cost of NPL ratio credit 43.9% 13% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds. Underlying RoTE Customers and credit quality ratios YoY change. Underlying RoTE 38

Poland: YoY volume growth boosted by DBP integration (QoQ affected by liquidity and cost of deposits management). PBT increase QoQ and YoY absorbing higher BFG1 and Banking Tax1 P&L* Q1’19 % Q4’18 % Q1’18 NII 281 6.2 17.3 Net fee income 113 -1.0 4.0 Total income 377 -3.1 16.6 Operating expenses -172 4.8 15.4 LLPs -43 4.8 -2.9 PBT 128 4.1 9.6 Underlying att. profit 62 0.4 1.0 Net capital gains and provisions² -12 -- -- Attributable profit 50 -53.0 -18.4 (*) EUR mn and % change in constant euros (2) Restructuring costs in Q1’19 and DBP badwill in Q4’18 ACTIVITY Volumes in EUR bn and % change in constant euros 35 4.18% 4.13% 4.10% 4.07% 4.14% 29 Yield on loans -1% +1% QoQ 3.50% 3.18% 3.25% oQ +29% +28% Cost of deposits YoY YoY 0.68% 0.78% 0.83% 0.89% 0.89% Loans ds Q1’18 Q2 Q3 Q4 Q1’19 Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds. Underlying RoTE (1) Higher contribution to BFG and Banking Tax YoY due to DBP integration Customers and credit quality ratios YoY change (3) Adjusted RoTE for 11.30% CET1, 14% +12% +14% Loyal Digital customers customers 0.61% 4.39% (-9 bps) (-38 bps) Cost of NPL ratio credit 45.7% 8%3 Efficiency RoTE ratio 39

Argentina: Profit hit by high inflation adjustments and increased provisions. The partial disposal of our stake in Prisma generated a capital gain of EUR 150 mn P&L* Q1’19 % Q4’18 % Q1’18 NII 213 18.9 95.6 Net fee income 116 9.2 75.8 Total income 331 35.9 72.3 Operating expenses -202 12.4 81.3 LLPs -73 31.6 187.6 PBT 34 -- -27.2 Underlying att. profit 11 -- -67.9 Net capital gains and provisions¹ 150 -- -- Attributable profit 161 -- -- (*) EUR mn and % change in constant euros (1) Capital gains due to the disposal of part of our stake in Prisma ACTIVITY Volumes in EUR bn and % change in constant euros 24.54% 24.23% 20.57% Yield on loans 10 18.65% 19.03% 13.29% 14.31% +15% 6 13.40% +20% QoQ Cost of deposits 11.25% QoQ 9.92% 7.79% +50% +55% 5.25% 6.32% YoY YoY Loans Funds Q1’18 Q2 Q3 Q4 Q1’19 -1% +4% Loyal Digital customers customers 4.02% 3.50% (+196 bps) (+96 bps) Cost of NPL ratio credit 60.9% 5% Efficiency RoTE ratio Note: Loans excluding reverse repos. Funds: deposits excluding repos + marketed mutual funds Customers and credit quality ratios YoY change. Efficiency ratio and RoTE impacted by high inflation adjustments account. Underlying RoTE 40

Other Latin American countries URUGUAY Attributable profit in constant EUR mn +21% 36 30 28% RoTE Q1’18 Q1’19 PERU Attributable profit in constant EUR mn +7% 17% 8 9 RoTE Q1’18 Q1’19 Focusing on loyalty, transactions and target segments Uruguay’s profit driven by higher customer revenues, with improved C/I Peru’s higher revenue more than offset the cost and LLP increases Note: Underlying RoTE 41

Appendix Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 42

Appendix Retail Banking: Continued focus on customer loyalty and digital transformation. We continued to launch new products and services that cover the needs of our customers P&L* Q1’19 % Q4’18 % Q1’18 NII 8,213 -3.2 3.9 Net fee income 2,303 0.9 4.9 Total income 10,768 -2.7 2.9 +10% +24% Loyal Digital Operating expenses -4,849 -1.9 1.4 customers customers LLPs -2,136 -9.1 -0.1 YoY YoY PBT 3,409 7.5 5.8 Underlying att. profit 1,920 0.9 1.2 Net capital gains and provisions¹ 72 57.2 — Attributable profit 1,991 2.2 5.0 (*) EUR mn and % change in constant euros ACTIVITY EUR bn and % change in constant euros 769 711 Underlying attributable profit rose 1% YoY, driven by the good dynamics in customer revenue (+4%), with controlled costs and 0% -2% stable provisions QoQ QoQ +3% +1% Of note were the performance of Latin America and the US YoY YoY Loans Funds (1) In Q1’19, capital gains for Prisma in Argentina and restructuring costs in UK and 43 Poland. In Q4’18, badwill in Poland.

Appendix Corporate & Investment Banking: Profit remained stable YoY with good evolution of value- added businesses, offset by reduced activity in markets P&L* Q1’19 % Q4’18 % Q1’18 NII 644 -6.3 20.9 Net fee income 362 -3.2 -8.4 Gains or losses on financ. trans. 233 46.9 -27.6 +23% Total income 1,296 0.3 0.9 1.9% Collaboration Operating expenses -560 3.3 7.9 RoRWA revenue YoY (constant euros) LLPs -10 -83.4 -86.0 PBT 706 8.6 1.6 Attributable profit 457 9.2 -0.3 (*) EUR mn and % change in constant euros REVENUE Constant EUR mn TOTAL 1,284 +1% 1,296 Leading positions in Latin America and Europe, particularly in Capital & Other 91 +44% 131 Export & Agency Finance and Structured Financing Global Markets 482 -16% 404 Continued support to global customers in their capital issuances, Global Debt 318 +2% 322 with financing solutions and transactional services Financing Banking Global Transaction 393 +11% 438 Q1’18 Q1’19 44

Appendix Wealth Management: Continued to develop the strategic initiatives launched in our first year: development of Private Banking’s global and digital platform and strengthening SAM’s value proposition P&L* Q1’19 % Q4’18 % Q1’18 NII 113 5.4 11.1 Net fee income 277 2.7 0.5 Total income 402 3.1 6.0 Operating expenses -193 7.0 4.5 LLPs 7 — — PBT 213 3.1 12.8 Attributable profit 142 5.6 14.2 (*) EUR mn and % change in constant euros Total contribution to Cross-border Group’s profit1 collaboration volumes EUR 260 mn EUR 3,593 mn +6% +41% YoY (1) Profit after tax + total fee income generated by this business ACTIVITY Constant EUR bn and % change YoY Total Assets Under 348 +3% Management Funds and 213 +1% investments * - SAM 178 +1% - Private Banking 59 -1% Custody of customer funds 87 +4% Customer deposits 48 +13% Customer loans 15 +17% (*) Total adjusted for funds from private banking customers managed by SAM Note: Total assets marketed and/or managed in 2019 and 2018 Profit growth driven by increases in loans and recovery of AuM volumes in the last few months Insurance business, which generated EUR 348 million of total contribution to profit in the first quarter, will be added to this division during 2019 45

Appendix Real Estate Activity Spain: Management continued to be aimed at reducing these assets, particularly loans and foreclosed assets Real estate exposure1 EUR bn 7.8 4.0 3.8 Gross value Provisions Net value Mar-19 Mar-19 Net value EUR bn Mar-19 Real estate assets 3.0 Foreclosed assets 2.3 Rental assets 0.7 RE non-performing loans (NPLs) 0.8 RE assets + RE non-performing loans 3.8 Gross volume fell EUR 1.5 bn QoQ mainly due to the completion of the agreement reached in 2018 with a subsidiary of Cerberus Capital Management to sell a portfolio of residential properties Loss of EUR 56 million in Q1’19 vs loss of EUR 65 million in Q1’18 (1) Real Estate Activity Spain 46

Appendix Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 47

Appendix Solid liquidity ratios with funding plans designed to adequately manage balance sheet structure and cover debt maturities Key liquidity ratios Mar-19 Net loan-to-deposit ratio (LTD): 113% Deposits + M/LT funding / net loans: 113% Liquidity Coverage Ratio (LCR)1: 150% Comfortable liquidity position (Group and subsidiaries) Funding plan - issuances Jan-Mar 19 Group issuances2 EUR 6.6bn (~EUR 1bn TLAC-eligible) Main issuers Parent bank, SCF and UK Main issuance currencies EUR, USD, GBP Focus on managing our funding structure, following our decentralised liquidity and funding model (1) Provisional data (2) Excluding securitisations 48

Appendix Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 49

Appendix Coverage ratio by stage Exposure1 Coverage EUR bn Mar-19 Mar-19 Mar-18 Stage 1 870 0.5% 0.5% Stage 2 54 9.1% 8.6% Stage 3 36 42.4% 44.6% (1) Exposure subject to impairment expressed in EUR bn. Additionally, there are EUR 24 bn in customer loans not subject to impairment recorded at mark to market with changes through P&L 50

Appendix NPL ratio % Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Continental Europe 5.81 5.68 5.57 5.25 5.17 Spain 6.27 6.24 6.23 6.19 6.19 Santander Consumer Finance 2.48 2.44 2.45 2.29 2.33 Poland 4.77 4.58 4.23 4.28 4.39 Portugal 8.29 7.55 7.43 5.94 5.77 United Kingdom 1.17 1.12 1.10 1.05 1.14 Latin America 4.43 4.40 4.33 4.34 4.28 Brazil 5.26 5.26 5.26 5.25 5.26 Mexico 2.68 2.58 2.41 2.43 2.12 Chile 5.00 4.86 4.78 4.66 4.67 Argentina 2.54 2.40 2.47 3.17 3.50 US 2.86 2.91 3.00 2.92 2.41 Operating Areas 4.04 3.94 3.87 3.71 3.60 Total Group 4.02 3.92 3.87 3.73 3.62 51

Appendix Coverage ratio % Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Continental Europe 56.8 55.2 54.4 52.2 52.1 Spain 51.1 49.0 47.7 45.0 44.1 Santander Consumer Finance 107.2 107.7 106.4 106.4 105.3 Poland 72.0 72.1 71.6 67.1 67.6 Portugal 53.9 52.7 53.4 50.5 50.7 United Kingdom 34.6 34.0 33.1 33.0 31.0 Latin America 98.4 96.8 97.1 97.3 97.7 Brazil 110.4 108.7 109.1 106.9 107.7 Mexico 113.5 116.1 120.5 119.7 130.1 Chile 61.0 60.0 59.6 60.6 59.7 Argentina 121.3 121.5 124.0 135.0 118.6 US 169.1 156.9 145.5 142.8 161.0 Operating Areas 69.7 68.3 67.6 67.1 67.3 Total Group 70.0 68.6 67.9 67.4 67.8 52

Appendix Non-performing loans and loan-loss allowances. March 2019 Non-performing loans 100%: EUR 35,590 million Other, 5% US, 6% Argentina, 1% Spain, 42% Chile, 6% Mexico, 2% Brazil, 13% UK, 9% SCF*, 6% Portugal, 6% Poland, 4% Loan-loss allowances 100%: EUR 24,129 million Other, 3% US, 16% Spain, 28% Argentina, 1% Chile, 5% Mexico, 4% SCF*, 10% Brazil, 20% Poland, 4% Portugal, UK, 4% 5% Percentage over Group’s total (*) Excluding SCF UK 53

Appendix Cost of credit % Mar-18 Jun-18 Sep-18 Dec-18 Mar-19 Continental Europe 0.32 0.34 0.37 0.36 0.36 Spain 0.29 0.31 0.35 0.33 0.34 Santander Consumer Finance 0.36 0.37 0.40 0.38 0.38 Poland 0.69 0.71 0.69 0.65 0.61 Portugal 0.08 0.10 0.03 0.09 0.03 United Kingdom 0.10 0.10 0.08 0.07 0.07 Latin America 3.12 3.04 2.94 2.95 2.83 Brazil 4.35 4.30 4.17 4.06 3.88 Mexico 2.95 2.78 2.72 2.75 2.62 Chile 1.22 1.18 1.18 1.19 1.13 Argentina 2.06 2.47 2.92 3.45 4.02 US 3.29 3.02 3.00 3.27 3.11 Operating Areas 1.03 0.99 0.97 0.99 0.97 Total Group 1.04 0.99 0.98 1.00 0.97 54

Appendix Other countries results Global business results Liquidity NPL and coverage ratios and cost of credit Quarterly income statements 55

Appendix Grupo Santander EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 11,409 11,411 10,989 12,017 11,613 Total income 12,151 12,011 11,720 12,542 12,085 Operating expenses (5,764) (5,718) (5,361) (5,936) (5,758) Net operating income 6,387 6,293 6,359 6,606 6,327 Net loan-loss provisions (2,282) (2,015) (2,121) (2,455) (2,172) Other (416) (487) (488) (605) (471) Underlying profit before tax 3,689 3,791 3,750 3,546 3,684 Underlying consolidated profit 2,409 2,412 2,356 2,369 2,358 Underlying attributable profit 2,054 1,998 1,990 2,022 1,948 Net capital gains and provisions* — (300) — 46 (108) Attributable profit 2,054 1,698 1,990 2,068 1,840 (*) Including: in Q2’18 costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain, Corporate Centre and Portugal in Q4’18 badwill in Poland for the integration of Deutsche Bank Polska’s retail and SME businesses in Q1’19, capital gains from Prisma, capital losses due to property sales and restructuring costs 56

Appendix Grupo Santander Constant EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 11,162 11,368 11,571 11,917 11,613 Total income 11,898 11,950 12,354 12,450 12,085 Operating expenses (5,657) (5,686) (5,642) (5,845) (5,758) Net operating income 6,242 6,265 6,712 6,605 6,327 Net loan-loss provisions (2,257) (2,013) (2,244) (2,451) (2,172) Other (400) (473) (524) (602) (471) Underlying profit before tax 3,585 3,779 3,944 3,552 3,684 Underlying consolidated profit 2,346 2,406 2,481 2,382 2,358 Underlying attributable profit 1,993 1,986 2,107 2,031 1,948 Net capital gains and provisions* — (300) — 46 (108) Attributable profit 1,993 1,686 2,107 2,077 1,840 (*) Including: in Q2’18 costs associated to integrations (mainly restructuring costs), net of tax impacts, in Spain, Corporate Centre and Po rtugal in Q4’18 badwill in Poland for the integration of Deutsche Bank Polska’s retail and SME businesses in Q1’19, capital gains from Prisma, capital losses due to property sales and restructuring costs 57

Appendix Spain EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 1,710 1,729 1,769 1,783 1,713 Total income 2,063 1,837 2,114 1,880 1,938 Operating expenses (1,145) (1,123) (1,103) (1,110) (1,079) Net operating income 918 714 1,012 770 858 Net loan-loss provisions (207) (196) (197) (129) (218) Other (104) (86) (102) (70) (97) Underlying profit before tax 608 432 713 571 544 Underlying consolidated profit 455 326 526 432 403 Underlying attributable profit 455 325 526 432 403 Net capital gains and provisions* — (280) — — — Attributable profit 455 45 526 432 403 (*) Including: in Q2’18 restructuring costs 58

Appendix Santander Consumer Finance EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 1,130 1,116 1,143 1,132 1,155 Total income 1,140 1,126 1,157 1,187 1,167 Operating expenses (509) (507) (475) (494) (507) Net operating income 631 619 682 693 660 Net loan-loss provisions (120) (69) (124) (47) (122) Other 24 13 5 (166) 24 Underlying profit before tax 535 563 562 480 562 Underlying consolidated profit 388 412 405 358 403 Underlying attributable profit 323 346 332 296 325 Net capital gains and provisions — — — — — Attributable profit 323 346 332 296 325 59

Appendix Santander Consumer Finance Constant EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 1,125 1,112 1,141 1,130 1,155 Total income 1,136 1,122 1,154 1,186 1,167 Operating expenses (507) (506) (474) (494) (507) Net operating income 629 617 680 692 660 Net loan-loss provisions (120) (69) (123) (47) (122) Other 24 13 5 (166) 24 Underlying profit before tax 533 560 562 479 562 Underlying consolidated profit 387 410 405 357 403 Underlying attributable profit 321 344 331 295 325 Net capital gains and provisions — — — — — Attributable profit 321 344 331 295 325 60

Appendix Poland EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 359 355 354 380 395 Total income 333 398 367 390 377 Operating expenses (154) (162) (156) (165) (172) Net operating income 179 236 211 225 205 Net loan-loss provisions (46) (41) (33) (41) (43) Other (13) (34) (26) (61) (34) Underlying profit before tax 120 161 151 123 128 Underlying consolidated profit 89 132 114 88 90 Underlying attributable profit 63 93 80 62 62 Net capital gains and provisions* — — — 45 (12) Attributable profit 63 93 80 107 50 (*) Including: in in Q1’19 Q4’18 badwill restructuring for the costs integration of Deutsche Bank Polska’s retail and SME businesses 61

Appendix Poland PLN million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 1,500 1,512 1,525 1,632 1,697 Total income 1,390 1,695 1,579 1,674 1,622 Operating expenses (642) (690) (672) (707) (741) Net operating income 748 1,005 907 967 881 Net loan-loss provisions (191) (175) (143) (177) (186) Other (55) (146) (113) (261) (145) Underlying profit before tax 502 684 651 528 550 Underlying consolidated profit 373 560 491 381 388 Underlying attributable profit 264 393 346 265 267 Net capital gains and provisions* — — — 193 (51) Attributable profit 264 393 346 458 215 (*) Including: in in Q1’19 Q4’18 badwill restructuring for the costs integration of Deutsche Bank Polska’s retail and SME businesses 62

Appendix Portugal EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 320 305 303 307 314 Total income 341 346 323 334 357 Operating expenses (158) (165) (157) (162) (157) Net operating income 183 182 166 172 201 Net loan-loss provisions (8) (0) (11) (12) 13 Other (9) (22) 13 36 (20) Underlying profit before tax 166 159 167 196 194 Underlying consolidated profit 128 104 115 137 136 Underlying attributable profit 127 103 114 136 135 Net capital gains and provisions* — 20 — — — Attributable profit 127 123 114 136 135 (*) Including: in Q2’18 provisions and restructuring costs associated with inorganic operations, net of tax impacts 63

Appendix United Kingdom EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 1,274 1,304 1,291 1,290 1,244 Total income 1,349 1,373 1,367 1,332 1,280 Operating expenses (764) (763) (730) (738) (783) Net operating income 586 610 637 593 497 Net loan-loss provisions (66) (37) (26) (44) (64) Other (62) (47) (62) (155) (53) Underlying profit before tax 457 526 549 394 380 Underlying consolidated profit 326 380 391 291 276 Underlying attributable profit 320 372 385 286 271 Net capital gains and provisions* — — — — (66) Attributable profit 320 372 385 286 205 (*) Including: in Q1’19 restructuring costs 64

Appendix United Kingdom GBP million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 1,125 1,142 1,152 1,144 1,085 Total income 1,192 1,203 1,220 1,181 1,117 Operating expenses (675) (669) (651) (655) (683) Net operating income 517 534 568 526 434 Net loan-loss provisions (58) (32) (23) (39) (56) Other (55) (41) (56) (137) (46) Underlying profit before tax 404 461 490 350 332 Underlying consolidated profit 288 333 348 258 241 Underlying attributable profit 282 326 343 254 237 Net capital gains and provisions* — — — — (58) Attributable profit 282 326 343 254 179 (*) Including: in Q1’19 restructuring costs 65

Appendix Brazil EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 3,403 3,296 3,153 3,404 3,390 Total income 3,445 3,323 3,180 3,396 3,411 Operating expenses (1,165) (1,095) (1,031) (1,191) (1,119) Net operating income 2,280 2,228 2,149 2,205 2,292 Net loan-loss provisions (822) (750) (665) (726) (710) Other (154) (170) (174) (198) (167) Underlying profit before tax 1,304 1,308 1,310 1,281 1,414 Underlying consolidated profit 761 730 698 752 820 Underlying attributable profit 677 647 619 663 724 Net capital gains and provisions — — — — — Attributable profit 677 647 619 663 724 66

Appendix Brazil BRL million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 13,568 14,121 14,451 14,779 14,496 Total income 13,737 14,241 14,579 14,747 14,587 Operating expenses (4,644) (4,697) (4,736) (5,169) (4,786) Net operating income 9,093 9,544 9,843 9,579 9,800 Net loan-loss provisions (3,276) (3,220) (3,070) (3,155) (3,037) Other (615) (727) (793) (859) (716) Underlying profit before tax 5,202 5,597 5,981 5,564 6,047 Underlying consolidated profit 3,034 3,127 3,200 3,264 3,508 Underlying attributable profit 2,699 2,772 2,837 2,877 3,098 Net capital gains and provisions — — — — — Attributable profit 2,699 2,772 2,837 2,877 3,098 67

Appendix Mexico EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 836 841 927 915 970 Total income 831 868 931 897 939 Operating expenses (340) (363) (384) (376) (395) Net operating income 491 505 547 521 544 Net loan-loss provisions (200) (189) (227) (215) (193) Other (3) (12) (5) 17 (6) Underlying profit before tax 288 305 315 323 345 Underlying consolidated profit 225 238 250 262 268 Underlying attributable profit 175 184 195 206 206 Net capital gains and provisions — — — — — Attributable profit 175 184 195 206 206 68

Appendix Mexico MXN million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 19,257 19,435 20,475 20,671 21,158 Total income 19,143 20,058 20,546 20,264 20,471 Operating expenses (7,832) (8,381) (8,467) (8,497) (8,612) Net operating income 11,310 11,678 12,079 11,767 11,859 Net loan-loss provisions (4,610) (4,357) (5,020) (4,853) (4,211) Other (72) (272) (115) 383 (120) Underlying profit before tax 6,628 7,049 6,944 7,296 7,528 Underlying consolidated profit 5,181 5,511 5,516 5,918 5,834 Underlying attributable profit 4,021 4,259 4,306 4,652 4,502 Net capital gains and provisions — — — — — Attributable profit 4,021 4,259 4,306 4,652 4,502 69

Appendix Chile EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 601 612 582 573 543 Total income 640 642 632 622 600 Operating expenses (258) (272) (257) (258) (255) Net operating income 382 370 375 364 345 Net loan-loss provisions (121) (115) (117) (120) (102) Other 22 32 19 31 37 Underlying profit before tax 282 287 276 275 280 Underlying consolidated profit 223 232 221 226 220 Underlying attributable profit 151 158 153 153 149 Net capital gains and provisions — — — — — Attributable profit 151 158 153 153 149 70

Appendix Chile CLP million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 444,260 453,403 449,145 444,368 411,449 Total income 473,564 475,595 486,844 482,500 454,162 Operating expenses (190,863) (201,511) (198,000) (199,964) (192,782) Net operating income 282,700 274,084 288,844 282,536 261,380 Net loan-loss provisions (89,852) (84,920) (90,252) (93,034) (77,584) Other 16,034 23,790 14,617 23,614 28,393 Underlying profit before tax 208,882 212,954 213,209 213,115 212,189 Underlying consolidated profit 164,822 171,559 170,114 175,302 166,410 Underlying attributable profit 111,380 116,945 117,586 118,954 112,816 Net capital gains and provisions — — — — — Attributable profit 111,380 116,945 117,586 118,954 112,816 71

Appendix Argentina EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 343 367 (12) 518 329 Total income 377 430 (70) 472 331 Operating expenses (218) (207) (0) (323) (202) Net operating income 159 223 (70) 149 129 Net loan-loss provisions (49) (75) (7) (99) (73) Other (17) (41) 4 9 (22) Underlying profit before tax 92 107 (73) 58 34 Underlying consolidated profit 67 72 (71) 17 11 Underlying attributable profit 66 71 (71) 17 11 Net capital gains and provisions* — — — — 150 Attributable profit 66 71 (71) 17 161 (*) Including: in Q1’19 capital gains for Prisma 72

Appendix Argentina ARS million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 8,293 10,046 12,292 13,530 15,602 Total income 9,117 11,729 11,492 11,557 15,704 Operating expenses (5,278) (5,707) (7,693) (8,516) (9,570) Net operating income 3,840 6,022 3,800 3,042 6,134 Net loan-loss provisions (1,196) (2,021) (2,546) (2,615) (3,441) Other (411) (1,077) (849) 721 (1,067) Underlying profit before tax 2,232 2,923 404 1,148 1,626 Underlying consolidated profit 1,610 1,961 (612) 104 519 Underlying attributable profit 1,599 1,946 (618) 112 513 Net capital gains and provisions* — — — — 7,112 Attributable profit 1,599 1,946 (618) 112 7,625 (*) Including: in Q1’19 capital gains for Prisma 73

Appendix United States EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 1,435 1,500 1,545 1,770 1,641 Total income 1,578 1,670 1,735 1,967 1,815 Operating expenses (735) (737) (748) (795) (774) Net operating income 843 932 987 1,172 1,040 Net loan-loss provisions (579) (445) (649) (945) (611) Other (23) (50) (69) (57) (58) Underlying profit before tax 241 437 269 170 371 Underlying consolidated profit 174 298 175 123 260 Underlying attributable profit 125 210 125 92 182 Net capital gains and provisions — — — — — Attributable profit 125 210 125 92 182 74

Appendix United States USD million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income 1,764 1,787 1,796 2,028 1,864 Total income 1,940 1,990 2,018 2,252 2,061 Operating expenses (904) (878) (868) (907) (879) Net operating income 1,036 1,112 1,149 1,345 1,181 Net loan-loss provisions (712) (528) (758) (1,092) (694) Other (28) (60) (81) (65) (66) Underlying profit before tax 296 524 310 188 422 Underlying consolidated profit 214 357 201 136 296 Underlying attributable profit 154 252 144 102 207 Net capital gains and provisions — — — — — Attributable profit 154 252 144 102 207 75

Appendix Corporate Centre EUR million Q1’18 Q2’18 Q3’18 Q4’18 Q1’19 NII + Net fee income (233) (241) (265) (277) (295) Total income (227) (250) (257) (295) (384) Operating expenses (121) (122) (123) (128) (119) Net operating income (348) (372) (380) (423) (503) Net loan-loss provisions (37) (30) (28) (21) (9) Other (43) (50) (55) 47 (37) Underlying profit before tax (427) (452) (463) (397) (549) Underlying consolidated profit (421) (474) (456) (368) (513) Underlying attributable profit (421) (475) (456) (369) (514) Net capital gains and provisions* — (40) — — (180) Attributable profit (421) (515) (456) (369) (694) (*) Including: in Q2’18 restructuring costs in Q1’19 capital losses due to property sales 76

Glossary 05

Glossary - Acronyms AFS: Available for sale AuM: Assets under Management bn: Billion CET1: Common equity tier 1 C&I: Commercial and Industrial CIB: Corporate & Investment Bank DGF: Deposit guarantee fund GDP: Gross domestic product FL: Fully-loaded FX: Foreign exchange EPS: Earning per share LTV: Loan to Value LLPs: Loan-loss provisions M/LT: Medium- and long-term mn: million MXN: Mexican Pesos n.a.: Not available NII: Net interest income NIM: Net interest margin n.m.: Not meaningful NPL: Non-performing loans PBT: Profit before tax P&L: Profit and loss PPP: Pre-provision profit QoQ: Quarter-on-Quarter RE: Real Estate Repos: Repurchase agreements ROF: Gains on financial transactions RoRWA: Return on risk-weighted assets RoTE: Return on tangible equity RWA: Risk-weighted assets SBNA: Santander Bank NA SCF: Santander Consumer Finance SC USA: Santander Consumer USA SME: Small and Medium Enterprises SRF: Single Resolution Fund ST: Short term SVR: Standard variable rate TDR: Troubled debt restructuring TLAC: Total loss absorbing capacity TNAV: Tangible net asset value UF: Unidad de fomento (Chile) YoY: Year-on-Year UK: United Kingdom US: United States 78

Glossary – definitions PROFITABILITY AND EFFICIENCY RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets Efficiency: Operating expenses / gross income. Operating expenses defined as general administrative expenses + amortisations CREDIT RISK NPL ratio: Non-performing loans and customer advances, customer guarantees and contingent liabilities / total risk. Total risk is defined as: normal and non-performing balances of customer loans and advances, customer guarantees and contingent liabilities NPL coverage ratio: Provisions to cover losses due to impairment of customer loans and advances, customer guarantees and contingent liabilities / non-performing balances of customer loans and advances, customer guarantees and contingent liabilities Cost of credit: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALISATION Tangible net asset value per share – TNAV: Tangible stockholders’ equity / number of shares (excluding treasury shares). Tangible stockholders’ equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets Notes: 1) The averages for the RoTE and RoRWA denominators are calculated on the basis of 4 months from December to March. 2) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the Statutory RoTE is the annualised underlying attributable profit (excluding non-recurring results), to which are added non-recurring results without annualising them. 3) For periods of less than a year, and in the event of non-recurring results existing, the profit used to calculate the Statutory RoRWA is the annualised underlying consolidated result (excluding non- recurring results), to which is added non-recurring results without annualising them. 4) The risk-weighted assets included in the RoRWA denominator are calculated in accordance with the criteria defined by the Capital Requirements Regulation (CRR). 79

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Item 4

BUSINESS PERFORMANCE

Results Summary (Q119 v Q118)

	Q119 (m)	Q119 v Q118	Q119 v Q118 (EX FX)

Total income	€12,085	-1%	+2%

Operating expenses	-€5,758	0%	+2%

Net operating income	€6,327	-1%	+1%

Net loan-loss provisions	€2,172	-5%	-4%

Profit before tax	€3,684	0%	+3%

Tax	-€1,326	+4%	+7%

Underlying profit	€1,948	-5%	-2%

Net capital gains and provisions	-€108	-	-

Attributable Profit	€1,840	-10%	-8%

The Group’s achieved an attributable profit of €1,840 million during the first quarter of 2019, down 10% year-on-year (-8% in constant euros) after the Group incurred a net charge of €108 million relating to asset sales and restructuring. The charge reflected a €150 million gain from the sale of 51% of the Group’s stake in Prisma in Argentina, offset by a €180 million loss from the sale of a portfolio of residential properties in Spain and a €78 million charge relating to restructuring costs in the UK and Poland.

During the quarter the bank saw solid customer trends, with net interest income increasing by 3% year-on-year (+5% in constant euros) and lending and funds increasing by 4% and 5% respectively over the same period in constant euros. The number of loyal customers (customer using Santander as their primary bank) has increased by 1.8 million since Q1 2018, while total customers have increased by five million to 144 million over the same period.

These positive trends were offset, however, by a fall in market related revenues, an adjustment for high inflation in Argentina, and the impact of IFRS 16 (which changed the accounting treatment for sale and lease-backs), as well as a 7% increase in taxes in constant euros. As a result, underlying profit fell by 2% year-on-year in constant euros to €1,948 million, while profit before tax increased by 3%, also in constant euros.

Adoption of digital products and services continued to accelerate in the quarter, with the number of digital customers increasing by 24% year-on-year to 33.9 million. Openbank, the largest full service digital bank in Europe by assets, began testing in Germany during the quarter and plans to launch in the Netherlands and Portugal later this year.

The Group’s ongoing investment in digital helped the bank maintain a top-three ranking for customer satisfaction in seven of its core countries, while also improving operational efficiency. Santander’s cost-to-income ratio remained among the lowest of its peers at 47.6%, with operating expenses falling by 2% in real terms due to synergies from integrations.

Corporate Communications	1
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

The Group’s geographic diversification remained one of its key strengths with the Americas contributing 52% of Group underlying profit and Europe 48%. Brazil remained the largest contributor with 29% of total Group attributable profit, followed by Spain with 16%, Santander Consumer Finance with 13% and the UK with 11%.

Credit quality improved further in the quarter, with the non-performing loan ratio falling by 40 bps to 3.62% year-on-year and loan-loss provisions reducing by 5% to €2,172 million. Cost of credit (the rate at which the bank needs to provision when lending money) was seven basis points lower than Q1 2018 at 0.97%, the lowest level since 2008.

Organic CET1 capital generation in the quarter was strong (+20 bps), offsetting in part the impact of various regulatory changes, including IFRS 16 (-19 bps), the phase in of IFRS 9 (-3 bps), changes to capital models in Spain (-2 bps) and the adoption of TRIM (-5 bps). As a result, the Group maintained a CET1 ratio of 11.25%, in line with its medium-term target of 11-12%.

Tangible net asset value per share, a key measure of shareholder value, increased by 3% during the quarter to €4.30, while the Group maintained one of the highest statutory return on tangible equity among its peers at 11.2%.

Country Summary (Q119 v Q118)

In Brazil, earnings continued to grow, with attributable profit increasing by 7% to €724 million (+15% in constant euros), as the bank remained focused on customer loyalty and satisfaction, while keeping costs under control. As a result, ROTE was 21% in the first quarter. Lending remained strong, with double digit growth in retail loans and consumer finance, while deposits were 14% higher year-on-year in constant euros. Santander Brazil continued to progress in its digital and commercial transformation, with the launch of Santander On, an app which helps customers in their financial decisions, and Pi, a digital investment platform. Digital customers grew 35% year on year and loyal clients increased by 15%.

In Spain, the migration of Popular to the Santander platform continued during the quarter, with the resulting synergies helping drive a reduction in expenses of 5.7% year-on-year. Attributable profit reduced by 11% year-on-year to €403 million after Q1 2018 benefited from debt sales and more favourable markets. A reduction in wholesale banking activity led to a fall in fee income of 8.7% year-on-year, despite good business trends overall.

New lending increased by 3% year-on-year driven by good growth in SMEs, business and retail, while our strategic focus on companies led to an increase in loyal business customers of 20% over the same period. Interest income was up 6%, with the cost of deposits falling to 0.12%. Deposits were up 5% year-on-year, while lending was down 3%, due to the deleveraging of large corporates and a drop in the stock of mortgages.

Santander Consumer Finance, a leader in consumer finance in Europe, increased attributable profit by 1% during the period to €325 million (+1% in constant euros), driven by higher net interest income (+3% in constant euros), combined with strong cost control and historically low NPLs and cost of credit.

In Mexico attributable profit increased by 18% to €206 million (+12% in constant euros) as the bank increased loyal customers by 28% and digital customers by 57%. Strong growth in lending across all segments led to an increase in interest income of 12% year-on-year in constant euros. This, combined with strong credit quality, resulted in an increase in RoTE of 65 basis points to 20.2%. On April 12th, the Group announced its intention to acquire the 25% stake in Santander Mexico that it doesn’t already control through an exchange offer.

Corporate Communications	2
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

In the UK attributable profit fell by 36% to €205 million (-37% in constant euros) following a €66 million charge for restructuring costs. Excluding the impact of this, underlying profit fell by 15% (16% in constant euros) as a highly competitive environment placed pressure on revenues, and costs increased due to higher investments in strategic, digital transformation and regulatory projects. Lending and customer funds both increased by 1%.

Santander US registered a very positive quarter, with attributable profit increasing by 46% to €182 million (+35% in constant euros) due to positive trends across all main lines. Total income increased by 6% in constant euros, supported by higher balances and yields at SBNA, and higher volumes and leasing activity in SCUSA, while the cost trend continued to improve due to the implantation of cost optimisation measures. Loan loss provisions fell by 2% in constant euros, while the cost of credit and NPL ratio also improved year-on-year.

In Argentina, attributable profit was €161 million, up 143% (377% in constant euros) following the sale in February of 51% of the bank’s stake in payments company Prisma Medios de Pago, which generated a net capital gain of €150 million. Excluding this transaction, underlying profit was down 84% (68% in constant euros), to €11 million, as a result of the negative impact of high inflation adjustments and a challenging business environment

In Chile, attributable profit fell by 1% to €149 million (+1% in constant euros). Interest income fell by 8% in constant euros due to low inflation and an interest rate rise in the quarter, which affects short term spreads, but was offset by growth in business volumes in core products, cost control and improved credit quality. Lending and deposits increased by 8% and 4% respectively year-on-year in constant euros.

In Portugal, attributable profit increased by 7% to €135 million with income increasing by 5% and costs declining by 1%. Growth in new lending was strong, with market shares in new loans to companies and mortgages of around 20%, while the cost of credit fell to 0.03%.

In Poland, business volumes reflected the integration of Deutsche Bank Polska’s retail and SMEs businesses, which was completed at the end of 2018, with lending growing by 29% and deposits by 32%, both in constant euros. Attributable profit fell by 21% (18% in constant euros), to €50 million, as the bank took a charge for restructuring costs of €12 million. Underlying profit fell by 2% (+1% in constant euros) due to an increased contribution to the Bank Guarantee Fund and Banking Tax.

About Banco Santander

Banco Santander is the largest bank in the Eurozone with a market capitalisation of €67,292 million at 31 March 2019. It has a strong and focused presence in ten core markets across Europe and the Americas with more than 4 million shareholders and 200,000 employees serving 144 million customers.

Corporate Communications	3
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

Key consolidated data (from Q1 2019 financial report)

BALANCE SHEET (EUR million)	Mar-19	Dec-18%		Mar-18%		Dec-18
Total assets	1,506,151	1,459,271	3.2	1,438,470	4.7	1,459,271
Loans and advances to customers	910,195	882,921	3.1	856,628	6.3	882,921
Customer deposits	808,361	780,496	3.6	767,340	5.3	780,496
Total funds	1,019,878	980,562	4.0	977,488	4.3	980,562
Total equity	110,365	107,361	2.8	105,466	4.6	107,361

Note: Total funds includes customer deposits, mutual funds, pension funds and managed portfolios.
INCOME STATEMENT (EUR million)	Q1’19	Q4’18%		Q1’18%		2018
Net interest income	8,682	9,061	(4.2)	8,454	2.7	34,341
Total income	12,085	12,542	(3.6)	12,151	(0.5)	48,424
Net operating income	6,327	6,606	(4.2)	6,387	(0.9)	25,645
Underlying profit before tax(1)	3,684	3,546	3.9	3,689	(0.1)	14,776
Underlying attributable profit to the parent (1)	1,948	2,022	(3.7)	2,054	(5.2)	8,064
Attributable profit to the parent	1,840	2,068	(11.0)	2,054	(10.4)	7,810

Variations in constant euros: Q1’19 / Q4’18: NII: -3.7%; Total income: -2.9%; Net operating income: -4.2%; Underlying attributable profit: -4.1%; Attributable profit: -11.4%

Q1’19 / Q1’18: NII: +4.5%; Total income: +1.6%; Net operating income: +1.4%; Underlying attributable profit: -2.2%; Attributable profit: -7.7%

EPS, PROFITABILITY AND EFFICIENCY (%)	Q1’19	Q4’18%		Q1’18%		2018
Underlying EPS (euros) (1)	0.111	0.116	(4.2)	0.120	(7.3)	0.465
EPS (euros)	0.104	0.119	(12.2)	0.120	(12.9)	0.449
RoE	7.85	8.46		8.67		8.21
Underlying RoTE(1)	11.31	11.93		12.42		12.08
RoTE	11.15	12.00		12.42		11.70
RoA	0.63	0.65		0.67		0.64
Underlying RoRWA(1)	1.56	1.60		1.59		1.59
RoRWA	1.54	1.60		1.59		1.55
Efficiency ratio	47.6	47.3		474		47.0

SOLVENCY AND NPL RATIOS (%)	Mar-19	Dec-18%		Mar-18%		Dec-18
CET1(2)	11.25	11.30		11.00		11.30
Fully-Loaded total capital ratio(2)	14.84	14.77		14.43		14.77
NPL ratio	3.62	3.73		4.02		3.73
Coverage ratio	68	67		70		67

MARKET CAPITALISATION AND SHARES	Mar-19	Dec-18%		Mar-18%		Dec-18
Shares (millions)	16,237	16,237	—	16,136	0.6	16,237
Share price (euros)	4.145	3.973	4.3	5.295	(21.7)	3.973
Market capitalisation (EUR million)	67,292	64,508	4.3	85,441	(21.2)	64,508
Tangible book value per share (euros)	4.30	4.19		4.12		4.19
Price / Tangible book value per share (X)	0.96	0.95		1.29		0.95
P/E ratio (X)	9.94	8.84		11.06		8.84

OTHER DATA	Mar-19	Dec-18%		Mar-18%		Dec-18
Number of shareholders	4,089,097	4,131,489	(1.0)	4,108,798	(0.5)	4,131,489
Number of employees	202,484	202,713	(0.1)	201,900	0.3	202,713
Number of branches	13,277	13,217	0.5	13,637	(2.6)	13,217
(1)

 In addition to IFRS measures, in this document we present certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”), including the figures related to “underlying” results, which exclude items outside the ordinary course performance of our business, as they are recorded in the separate line of “net capital gains and provisions”, above the line of attributable profit to the parent. These underlying measures allow in our view a better period-on-period comparability. Further details on that line are provided in pages 13 and 14 of this report.

For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated Financial statements prepared under IFRS, please see 2018 Annual Financial Report, published as Relevant Fact on 28 February 2019, as well as the section “Alternative performance measures” of the annex to this report. These documents are available on Santander’s website (www.santander.com).

(2)	2019 and 2018 data applying the IFRS 9 transitional arrangements.

Note: The financial information in this report was approved by the Board of Directors, following a favourable report from the Audit Committee.

Corporate Communications	4
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

IMPORTANT INFORMATION

Non-IFRS and alternative performance measures

In addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”), this press release contains certain financial measures that constitute alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). The financial measures contained in this press release that qualify as APMs and non-IFRS measures have been calculated using the financial information from Santander Group but are not defined or detailed in the applicable financial reporting framework and have neither been audited nor reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. While we believe that these APMs and non-IFRS measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute of IFRS measures. In addition, other companies, including companies in our industry, may calculate or use such measures differently, which reduces their usefulness as comparative measures. For further details of the APMs and Non-IFRS Measures used, including its definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see 2018 Annual Financial Report, published as Relevant Fact on 28 February 2019, as well as the section “Alternative performance measures” of the annex to the Santander 2019 1Q Financial Report, published as Relevant Fact on 30 April 2019. These documents are available on Santander’s website (www.santander.com).

The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries

Forward-looking statements

Santander cautions that this press release contains statements that constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future” and similar expressions. These forward-looking statements are found in various places throughout this press release and include, without limitation, statements concerning our future business development and economic performance and our shareholder remuneration policy. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this press release and in our annual report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this press release and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

No offer

The information contained in this press release is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this press release. No investment activity should be undertaken on the basis of the information contained in this press release. In making this press release available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever.

Neither this press release nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this press release is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000.

Historical performance is not indicative of future results

Statements as to historical performance or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior period. Nothing in this press release should be construed as a profit forecast.

Corporate Communications	5
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211
comunicacion@gruposantander.com
www.santander.com - Twitter: @bancosantander

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: May 2, 2019	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer